March 31, 2011

Via E-mail

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	John Reynolds Assistant Director

Re:	Rock-Tenn Company Registration Statement on Form S-4 Filed February 25, 2011 File No. 333-172432

Dear Mr. Reynolds:

On behalf of our client, Rock-Tenn Company (the “Company”), we have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-captioned Preliminary Joint Proxy Statement/Prospectus on Form S-4 filed by the Company on February 25, 2011 (the “Joint Proxy Statement/Prospectus”). The Company has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Company’s Form S-4 Registration Statement (File No. 333-172432), which includes an amended Preliminary Joint Proxy Statement/Prospectus (the “Amended Preliminary Joint Proxy Statement/Prospectus”) that reflects these revisions and generally updates the information contained therein.

Registration Statement on Form S-4

Cover Page of Joint Proxy Statement/Prospectus

1.	Please quantify the per-share and aggregate consideration here and on page seven. Additionally, clarify that the amount of cash and shares received as part of the merger consideration is subject to possible adjustment based on the number of Smurfit-Stone stockholders exercising their appraisal rights.

Response: In response to the Staff’s comment, the Company has revised the disclosures on the cover page and on page 7 of the Amended Preliminary Joint Proxy Statement/Prospectus.

2.	In this regard, we note disclosure describing the exchange ratio as being fixed. We also note, however, disclosure indicating that the effective share exchange ratio will change depending on the number of Smurfit-Stone stockholders exercising appraisal rights. For example, we note the first risk factor on page 28. Please revise here, the second paragraph on page eight and where appropriate to clarify the apparent inconsistency.

Response: In response to the Staff’s comment, the Company has revised the disclosures on the cover page and pages 7, 8, 23, 26, 28, and 133 of the Amended Preliminary Joint Proxy Statement/Prospectus.

Summary, page 6

3.	Please revise the second full paragraph on page nine, or where you first address Smurfit-Stone’s history, to briefly discuss the background of the bankruptcy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Amended Preliminary Joint Proxy Statement/Prospectus.

4.	Please revise pages 10 and 11 to quantify to the extent practicable the financial advisors’ estimated payments currently referenced by “portion” and “significant portion.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amended Preliminary Joint Proxy Statement/Prospectus. The Company respectfully advises the Staff that the aggregate fee payable by Smurfit-Stone to Lazard will not be determinable until consummation of the merger. The Company intends to insert an estimate of that number as of the date of effectiveness of the Company’s Registration Statement on Form S-4.

5.	Please revise Financing on page 12, risk factors and where appropriate to briefly address the potential impact of and the companies’ plans with respect to a failure to obtain the financing.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 12, 13, 34 and 35 of the Amended Preliminary Joint Proxy Statement/Prospectus.

Comparative Market Price and Dividend Information, page 22

6.	Please revise your disclosure to present the high and low sales prices for Smurfit-Stone Common Stock for each quarterly period within the two most recent fiscal years in accordance with Item 201(A)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 23 of the Amended Preliminary Joint Proxy Statement/Prospectus.

7.	In this regard, we note that you have only included the market price of Smurfit-Stone’s common stock for the quarters following its merger with its former parent company as part of its bankruptcy reorganization. Please provide the market price and cash dividend information for Smurfit-Stone’s former parent company’s common stock for the same periods presented for accompanying disclosure describing this approach.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 23 of the Amended Preliminary Joint Proxy Statement/Prospectus.

Risk Factors, page 28

8.	We note your statement in the first risk factor on page 28 regarding the risks associated with changes in RockTenn’s common stock price. Consider revising this risk factor, or elsewhere as appropriate, to clarify the separate risks associated with a drop in the value of the stock component of the merger consideration, as well as the risk that the cash component could be effectively reduced if RockTenn’s common stock price drops and dissenting stockholders exercising appraisal rights results in a substitution of additional RockTenn common shares for part of the cash consideration.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Amended Preliminary Joint Proxy Statement/Prospectus.

9.	We note your disclosure regarding the review by the PBGC of Smurfit-Stone’s pension benefit plans. In the appropriate location in your registration statement, please provide information on the current status of such review and clarify the meaning of the PBGC’s “review” of the merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 34 of the Amended Preliminary Joint Proxy Statement/Prospectus.

10.	We note your disclosure in the first full risk factor on page 31 regarding the limitations that changes of control put on utilization of NOLs. Please provide quantified disclosure to the extent practicable regarding such limitations on the use of NOLs arising directly from the consummation of the merger discussed in the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Amended Preliminary Joint Proxy Statement/Prospectus.

11.	Please quantify the financial covenants referenced in the first risk factor on page 33.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 34 and 116 of the Amended Preliminary Joint Proxy Statement/Prospectus.

The Merger, page 37

12.	Please identify the “representatives of Smurfit-Stone senior management” described in the second paragraph of page 38.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Amended Preliminary Joint Proxy Statement/Prospectus.

13.	Please expand your disclosure of the background of the merger to discuss the activities of RockTenn’s board of directors and management leading up to the initial call from Wells Fargo Securities to Mr. Foster on December 21, 2010, as well as any other activities preceding the January 4, 2011 board meeting described on page 39.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Amended Preliminary Joint Proxy Statement/Prospectus.

14.	Where you discuss negotiations between the parties, please revise to disclose in quantified disclosure where available the material terms that were discussed. For example, we note the references to “its proposal” and “the proposed transaction” on page 39, without an explanation of what the material terms were of the proposal at that time.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 39-44 of the Amended Preliminary Joint Proxy Statement/Prospectus.

15.	We note the reference in the first paragraph of page 40 to the “potential financing source for RockTenn.” Please disclose the identity of this source to the extent they have committed to providing financing for this merger transaction. To the extent such financing source was not engaged; please disclose the circumstances by which RockTenn came to choose the current financing sources.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Amended Preliminary Joint Proxy Statement/Prospectus.

16.	Please describe here, or elsewhere as appropriate, the method of selection of Wells Fargo Securities and Lazard as discussed in this section. See Item 1015(b)(3) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 40 and page 52 of the Amended Preliminary Joint Proxy Statement/Prospectus.

17.	We note your reference in the fourth bullet point on page 50 to discussions between Wells Fargo Securities and the management of Smurfit-Stone. Please revise your discussion in this section to describe this meeting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Amended Preliminary Joint Proxy Statement/Prospectus.

18.	Please revise here or where appropriate to briefly discuss if and how internal controls over financial reporting may materially change as a result of the transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Amended Preliminary Joint Proxy Statement/Prospectus.

Financial and Other Considerations Supporting the Transaction, page 46

19.	Please provide the basis for the special committee’s and board of directors’ belief that the merger agreement and the transactions contemplated thereby “were more favorable to Smurfit-Stone stockholders than other strategic transactions reasonably available” in light of the special committee’s decision not to contact Party A or to solicit other offers, as disclosed in the third paragraph of page 40.

Response: In response to the Staff’s comment, as disclosed on pages 39, 40 and 41 of the Amended Preliminary Joint Proxy Statement/Prospectus, we supplementally advise the Staff that the Smurfit-Stone special committee and the Smurfit-Stone board of directors believed that the merger agreement and the transactions contemplated thereby were more favorable to Smurfit-Stone stockholders than any other strategic transactions reasonably available because Smurfit-Stone had explored strategic alternatives for several years and regularly reviews and evaluates its business strategy with the goal of enhancing stockholder value, and the merger agreement and the transactions contemplated thereby were the most favorable alternative for Smurfit-Stone stockholders.

As discussed on page 39 of the Amended Preliminary Joint Proxy Statement/Prospectus, Smurfit-Stone had been exploring the possibility of an investment transaction or acquisition or strategic transaction with various third parties (including, in some cases, entering into confidentiality agreements and substantive discussions with, and providing non-public due diligence materials to, such parties) but none of these third parties was willing to proceed with a transaction. Independent of this, from time to time over the past several years prior to the bankruptcy proceedings, there have been various non-specific, informal, exploratory contacts between Smurfit-Stone and third parties, regarding possible strategic transactions. Additionally, upon its emergence from bankruptcy, Smurfit-Stone did not adopt a classified board or a shareholder rights plan or various other takeover defense measures. Furthermore, Wall Street analysts have periodically speculated that Smurfit-Stone was searching for a new senior management team and might be a possible takeover candidate.

Given Smurfit-Stone’s active exploration of alternatives, lack of takeover protections and speculation of a transaction, the Smurfit-Stone special committee and the Smurfit-Stone board of directors believed that any strategic alternatives would have availed themselves prior to RockTenn’s initial indication of interest on December 21, 2010. The only other alternative was the proposal received from Party A and, as discussed on pages 40 and 41 of the Amended Preliminary Joint Proxy Statement/Prospectus, Party A’s financial advisor had previously informed Lazard that Party A was unable to justify a price significantly in excess of $29 per share of Smurfit-Stone common stock, and that Party A’s financial advisor informed Lazard on December 21, 2010 that Party A had determined not to pursue a transaction with Smurfit-Stone.

Opinion of Financial Advisor to the RockTenn Board of Directors, page 49

20.	Although we note the language included in the first full paragraph of page 52 that the various analyses performed were taken “as a whole” to determine fairness, please indicate your conclusion for each analysis presented as to whether such analysis contributed positively, negatively or neutrally to Wells Fargo Securities’ overall determination of the fairness of the merger consideration to be paid by RockTenn.

Response: The Company respectfully advises the Staff that Wells Fargo Securities made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses as a whole and did not attribute any particular positive, negative or neutral weight or contribution to any individual analysis or factor considered by it. In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Amended Preliminary Joint Proxy Statement/Prospectus to clarify this disclosure.

21.	We note on page 53 the multiples used by Wells Fargo Securities when conducting its comparable company analysis based on EV/estimated CY 2011 EBITDA and AEV/estimated CY 2011 EBITDA. Please also disclose what consideration, if any, Wells Fargo Securities gave to the multiple described in the tabular disclosure for Smurfit-Stone when determining the multiples actually used.

Response: The Company respectfully advises the Staff that Wells Fargo Securities did not incorporate Smurfit-Stone trading metrics in the analysis used to derive an implied valuation range for Smurfit- Stone. The Smurfit-Stone multiples were included in the table for reference only.

22.	In this regard, when the multiple used in the analyses discussed in this section and under Opinion of Financial Advisor to the Smurfit-Stone Board of Directors, starting on page 58, do not directly reflect the range described for such analysis (or no range is discussed for such analysis), please provide more detailed disclosure on how the relevant financial advisor determined the multiple it would use.

Response: In connection with the Wells Fargo Securities analyses, the Company has revised the disclosure on pages 57-58 and 60 of the Amended Preliminary Joint Proxy Statement/Prospectus to clarify this disclosure. With respect to the referenced section regarding the Lazard analyses, the ranges of multiples used in the analyses reflect Lazard’s professional judgment based on a variety of factors, including, without limitation, Lazard’s professional judgment as to how to reflect the multiples generated from the comparable companies analysis given the financial and other characteristics of Smurfit-Stone relative to such comparable companies. In that respect, the Company believes that the existing disclosure accurately reflects this.

23.

We note that you have not discussed the financial multiples using CY 2012 EBITDA or the price/earnings multiples included in your tabular disclosure on page 53 or page 56. Please revise to describe Wells Fargo Securities’ analysis of such multiples to the extent such analysis was material in formulating the fairness opinion.

Response: The Company respectfully advises the Staff that Wells Fargo Securities, in connection with rendering its fairness opinion, calculated ranges of illustrative value indications per share for Smurfit-Stone common stock and RockTenn common stock using only EV / CY 2011 EBITDA and AEV / CY 2011 EBITDA multiples ranges derived from the respective comparable companies analyses. Other multiples ranges (EV / CY 2012 EBITDA, AEV / CY 2012 EBITDA and P/E multiples) derived from the respective comparable companies analyses were calculated and shown for reference purposes but were not used by Wells Fargo Securities to calculate ranges of illustrative value indications per share for Smurfit-Stone common stock or RockTenn common stock.

24.	Please briefly describe the “certain of the results” Wells Fargo Securities analyzed in its selected transactions analysis, starting on page 53.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Amended Preliminary Joint Proxy Statement/Prospectus.

25.	Please revise your disclosure to provide the list of transactions utilized in Wells Fargo Securities’ premiums paid analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 57-58 of the Amended Preliminary Joint Proxy Statement/Prospectus.

26.	Please revise your disclosure regarding the premiums paid analysis to clarify to what extent the “one day prior,” “one week prior” and “four weeks prior” data was used in deriving the implied illustrative range of value indications for Smurfit-Stone’s common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Amended Preliminary Joint Proxy Statement/Prospectus.

27.	Please define “after-tax unlevered free cash flows” as used in the last paragraph of page 54.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Amended Preliminary Joint Proxy Statement/Prospectus.

28.	We note the differences in the list of comparable companies listed for Smurfit-Stone and RockTenn on pages 52 and 55, respectively. In light of such lists’ indication that RockTenn and Smurfit-Stone are comparable companies, please provide additional detail on why the companies included in these lists differ.

Response: The Company respectfully advises the Staff that the list of comparable companies included in the comparable companies analyses differ between the analysis performed with respect to Smurfit-Stone and the analysis with respect to RockTenn because Smurfit-Stone and RockTenn have different product offerings. When selecting the relevant comparable companies for Smurfit-Stone, Wells Fargo Securities concentrated on publicly-traded companies that manufacture and sell containerboard products, the product from which Smurfit-Stone derives almost the entirety of its sales. When selecting the relevant comparable companies for RockTenn, Wells Fargo Securities concentrated on publicly-traded companies that manufacture and sell the various products that RockTenn manufactures and sells, which include containerboard, folding cartons and boxboard, among others.

29.	In this regard, please also revise to provide additional detail for Lazard’s selection of comparable companies as described on pages 62 and 65.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Amended Preliminary Joint Proxy Statement/Prospectus.

30.	Please quantify the amount of the fee to be paid to Wells Fargo Securities that is contingent upon the consummation of the merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amended Preliminary Joint Proxy Statement/Prospectus.

31.	Please also provide quantitative disclosure of the fees paid or to be paid to Wells Fargo Securities and its affiliates in the various transactions with RockTenn described in the last paragraph of page 57. If such information is not available or would require unreasonable effort or expense to obtain, please revise your disclosure to provide an explanation of the reasons why such additional information is unavailable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amended Preliminary Joint Proxy Statement/Prospectus.

Opinion of Financial Advisor to the Smurfit-Stone Board of Directors, page 58

32.	We note the statement in the first paragraph of page 59 that Lazard did not conduct any independent valuation or appraisal concerning the fair value of Smurfit-Stone or RockTenn.

Response: Lazard was not asked to, and did not, perform an independent valuation or appraisal of the fair value of Smurfit-Stone or RockTenn; rather, based upon and subject to the procedures, factors, qualifications, assumptions and other matters and limitations described in its fairness opinion, Lazard performed an analysis of the fairness, from a financial point of view, of the merger consideration to be paid to holders of Smurfit-Stone common stock.

33.	We note that Lazard used the weighted average cost of capital analysis of selected public companies, rather than of Smurfit-Stone, to formulate its discount rates. Please provide additional disclosure on the reasoning behind this approach.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Amended Preliminary Joint Proxy Statement/Prospectus.

34.	Please define “standalone unlevered free cash flows” as used in the first paragraph of page 61 and distinguish it from your use in the same paragraph of the terms “net unlevered free cash flows” and “unlevered free cash flows.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Amended Preliminary Joint Proxy Statement/Prospectus. It is supplementally confirmed to the Staff that the terms “standalone unlevered free cash flows” and “unlevered free cash flows” are intended to have identical meanings.

35.	Please revise to clarify Lazard’s selection of multiples in connection with its selected comparable companies analysis, starting on page 61. In this regard, clarify how the multiples used in the last two paragraphs of this section were derived and why they differ between the EBITDAP and EBITDA analyses. Furthermore, provide the range and median comparable company multiples used in the EBITDA analysis.

Response: The ranges of multiples used in the analyses discussed in this section reflects Lazard’s professional judgment based on a variety of factors, including, without limitation, its professional judgment as to how to reflect the multiples generated from the comparable companies analysis given the financial and other characteristics of Smurfit-Stone relative to such comparable companies. In this regard, the existing disclosure accurately reflects this. The Company has revised the disclosure to add the range and median multiples derived from the analysis of comparable company EBITDA on page 69 of the Amended Preliminary Joint Proxy Statement/Prospectus. The range and median of such comparable company EBITDA multiples differs from the range of EBITDAP multiples derived from the EBITDAP analysis particularly at the low end of the range and as such explains in large part the different multiple ranges used in the EBITDA and EBITDAP analyses. In this regard, with the additional disclosure on page 69, this will be clear.

36.	In the interest of enhanced disclosure, please revise to provide additional detail on why the equity discount rate described under Present Value of Hypothetical Future Stock Prices Analysis, on pages 64 and 66, differs from the discount rate described in the first paragraph of page 61.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Amended Preliminary Joint Proxy Statement/Prospectus.

37.	Please revise to clarify the period of time associated with the per share target prices you describe in the penultimate paragraph of page 64. Also disclose the date range over which such targets were released by the analysts.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Amended Preliminary Joint Proxy Statement/Prospectus.

38.	Please provide a list of the transactions used in Lazard’s premiums paid analysis.

Response: Since the list of transactions contains over 100 entries, the Company respectively submits that it would not be helpful or material to disclose the list in the Amended Preliminary Joint Proxy Statement/Prospectus. However, in response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Amended Preliminary Joint Proxy Statement/Prospectus.

39.	In this regard, also clarify what factors were used in determining whether such transactions were “relevant,” as such term is used in the first sentence under Premiums Paid Analysis on page 64.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Amended Preliminary Joint Proxy Statement/Prospectus.

40.	Please provide more detailed disclosure on the difference between the comparable companies and the companies used as “additional reference points,” as described starting on page 65.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Amended Preliminary Joint Proxy Statement/Prospectus.

Financial Projections, page 68

41.	We note your disclosure regarding the use of “synergies projections” and “NOL projections” prepared by RockTenn in various analyses conducted by one or both of the financial advisors. Please revise your disclosure in this section to disclose such projections or cross reference to page 74 or where appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 79 and 82 of the Amended Preliminary Joint Proxy Statement/Prospectus.

Reconciliation to Projected GAAP Financial Measure, page 72

42.	Please remove the financial statement data that presents the combined predecessor and successor results for the twelve month period ending December 31, 2010 or tell us why you believe presentation of such information is appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 76 and 77 of the Amended Preliminary Joint Proxy Statement/Prospectus.

Interests of Smurfit-Stone Directors and Executive Officers in the Merger, page 75 Smurfit-Stone Employment Arrangements, page 75

43.	Please provide us with copies of the employment security agreements with Messrs. Denton, Exner, Knudsen, O’Bryan and Oswald, described in the first full paragraph on page 76.

Response: The Company is supplementally providing to the Staff copies of the above referenced agreements as Exhibits A-E to this correspondence.

Director and Officer Indemnification and Insurance, page 78

44.	Please revise to disclose the term of the indemnification and insurance coverage provided in the merger agreement for Smurfit-Stone directors and officers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Amended Preliminary Joint Proxy Statement/Prospectus.

Regulatory Approvals Required for the Merger, page 78

United States Antitrust Laws, page 78

45.	We note the third paragraph of this section where you indicate that you may make changes to the terms and conditions of the merger not contemplated as of the date of your registration statement and that “[n]o RockTenn shareholder approval or Smurfit-Stone stockholder approval is expected to be required or sought for any such decision.” Please reconcile this statement with your undertaking in the first paragraph of page 14 to resolicit proxies under certain circumstances.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Amended Preliminary Registration Statement.

United States Federal Income Tax Consequences of the Merger, page 84

46.	We are unclear on what effect, if any, a material difference between (a) the actual amount received by dissenting stockholders and the $35 assumed amount and between (b) the actual value of RockTenn’s common stock at the effective time of the merger and $57.18 assumed amount, would have on the treatment of this transaction as a tax free reorganization as described in this section. Please advise or revise.

Response: In response to the Staff’s comment, we supplementally advise the Staff that a material difference between the actual amount received by dissenting stockholders and the $35 assumed amount is not expected to impact the treatment of this transaction as a tax free reorganization. In drafting the adjustment mechanism contained in Section 1.12 of the merger agreement, the parties provided for a significant amount of cushion. If dissenting stockholders were to receive an amount that is even as much as 10% greater than the assumed $35 (i.e. $38.50), the treatment of the transaction as a tax free reorganization would not be affected in any scenario where the transaction is approved. We further advise the staff that fluctuation in the value of RockTenn’s common stock between the date the merger agreement was entered into and the effective time of the merger would have no effect on the treatment of the transaction as a tax free reorganization. Under applicable treasury regulations, certain transactions, including this transaction, can take advantage of the so-called signing date rule. The signing date rule provides that in testing whether a transaction qualifies as a reorganization, the consideration to be exchanged for the target company stock is valued on the day prior to execution of the binding contract. Therefore, fluctuations in the value of RockTenn’s common stock will not affect the treatment of this transaction as a tax free reorganization.

Description of Debt Financing, page 106

47.	Please provide us with a copy of the commitment letter described in this section.

Response: The Company is supplementally providing to the Staff a copy of the commitment letter, which is attached as Exhibit F to this correspondence.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Basis of Presentation, page 123

48.	Please revise your disclosure to discuss any intangible assets that did not meet the criteria for recognition apart from goodwill and provide a qualitative description of the factors that make up the goodwill recognized pursuant to FASB ASC 805-30-50-1(a).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 133 of the Amended Preliminary Joint Proxy Statement/Prospectus.

Note 2. Condensed Combined Pro Forma Balance Sheet Adjustments, page 125

49.	We reviewed your pro forma adjustments and it is unclear how adjustment (h) is appropriate. Pro forma adjustments shall give effect to events that are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Accordingly, please revise to remove the adjustment from the face of the pro forma financial statements. If you continue to believe your adjustment is appropriate, please provide a detailed explanation supporting your conclusion and justify how the adjustment is directly attributable to the transaction, factually supportable, and expected to have a continuing impact.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 136 of the Amended Preliminary Joint Proxy Statement/Prospectus.

Where You Can Find More Information, page 140

RockTenn SEC Filings, page 140

50.	Please also incorporate by reference the current report on Form 8-K filed on January 31, 2011.

Response: In response to the Staff’s comment, the Company has revised the Amended Joint Proxy Statement/Prospectus on page 150 to incorporate by reference the Form 8-K filed on January 31, 2011.

Exhibits

51.	Please confirm that you do not have any instruments defining the rights of security holders, including indentures, that exceed the 10 percent threshold described in Item 601(b)(4)(iii)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised Item 21 of Part II of the Amended Preliminary Joint Proxy Statement/Prospectus on pages II-2 and II-3 and the Exhibit Index on pages II-9 and II-10 to includes Exhibit 4.3 and 4.5-4.11.

52.	Please advise if Rock-Tenn anticipates filing restated or currently effective articles of incorporation. It appears that your current articles date from 1994.

Response: The Company confirms that the articles of incorporation currently on file with the SEC are effective and reflect the current articles of the Company. Accordingly, the Company does not anticipate filing restated articles of incorporation or any other amendment to its current articles of incorporation.

Smurfit-Stone’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010.

Management’s Discussion and Analysis, page 30

General

53.	Please revise to provide a more detailed assessment of Smurfit-Stone’s financial condition, liquidity and capital resources in light of the bankruptcy and revised financing arrangements. This should include a long-term assessment of liquidity needs and resources. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Response: Smurfit-Stone has separately responded to this comment by letter dated March 29, 2011 and by filing with the Commission an amendment on Form 10-K/A to its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010 (the “Smurfit-Stone 10-K Amendment”). The Smurfit-Stone 10-K Amendment was filed on March 29, 2011.

Combined Net Sales, page 40

54.	We note that you have provided a discussion of “combined” financial data for the predecessor period ended June 30, 2010 and the successor period ended December 31, 2010. Please note that it is inappropriate to merely combine information for those periods. You should consider whether your discussion of the historical results of operations should be supplemented by a discussion based upon pro forma financial information to reflect your emergence from bankruptcy that occurred on June 30, 2010. If you determine that a supplemental discussion is appropriate, then the pro forma financial information should be presented in a format consistent with Article 11 of Regulation S-X. A determination as to whether a discussion of the historical financial statements should be supplemented with a discussion based on pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made, and the overall meaningfulness the supplemental discussion. Please note that pro forma results should not be discussed in isolation and should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.

Response: Smurfit-Stone has separately responded to this comment by letter dated March 29, 2011 and by filing the Smurfit-Stone 10-K Amendment.

Exhibits

55.	We note that Exhibit 10.1 has been incorporated by reference into this filing. Please note that the order granting confidential treatment to portions of that exhibit was only granted through February 22, 2011. Please amend Smurfit-Stone’s Form 10-K to provide such agreement in full.

Response: Smurfit-Stone has separately responded to this comment by letter dated March 29, 2011 and by filing the Smurfit-Stone 10-K Amendment.

***

Should you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (212) 556-2240. The Company is supplementally providing forms of the Item 8 Tax Opinions relating to the Joint Proxy Statement/Prospectus to the Staff, which are attached as Exhibits G and H to this correspondence. The Company is also separately furnishing to you the representations requested in the comment letter.

Sincerely,

/s/ E. William Bates, II

cc:	Brian Bhandari - U.S. Securities and Exchange Commission

Jamie Kessel - U.S. Securities and Exchange Commission

James Lopez - U.S. Securities and Exchange Commission

Shehzad Niazi - U.S. Securities and Exchange Commission

Robert B. McIntosh - Rock-Tenn Company

C. Spencer Johnson, III - King & Spalding

James Cole, Jr. - Wachtell, Lipton, Rosen & Katz

Angola Russell - Wachtell, Lipton, Rosen & Katz

EXHIBIT A

Employment Security Agreement

This Employment Security Agreement (the “Agreement”) by and between Matthew T. Denton (the “Executive”) and Smurfit-Stone Container Corporation (the “Company”) shall be deemed to have been made and entered into as of the date of the order of confirmation entered by the United States Bankruptcy Court for the District of Delaware with respect to the Company’s Plan of Reorganization (as defined below), and shall become effective as of June 30, 2010, the effective date of the Plan of Reorganization (the “Effective Date”).

WHEREAS, the Company and the Executive are parties to that certain Employment Security Agreement effective as of July 16, 2008 (such agreement referred to herein as the “Predecessor Agreement”) to, among other things, provide protection to the Executive in connection with a change in control of the Company; and

WHEREAS, the Company and the Executive desire to enter into this Agreement;

NOW, THEREFORE, it is hereby agreed by and between the parties, for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, as follows:

1.	Payments and Benefits Upon Employment Termination On or After a Change in Control. If on or within two (2) years after a Change in Control (all capitalized terms as defined herein), the Company terminates the Executive’s employment with the Company and its Affiliates without Cause and for a reason other than death or Incapacity or the Executive voluntarily terminates such employment with Good Reason, subject to the terms and conditions of this Agreement, and provided that the Executive executes (without revoking) and returns to the Company an enforceable waiver and release in a form acceptable to the Company (a “Release Agreement”) within the time period specified by the Company (which time period shall not be more than sixty (60) calendar days after the Executive’s Date of Termination (as defined in Section 8 below)) and further provided that the Executive remains in compliance with Sections 8, 9 and 10 of this Agreement, the Company shall make the payments and provide the benefits as described below:

(a)	Cash Payment. The Company will pay to the Executive a gross amount equal to two (2) times the Executive’s Annual Compensation, payable in equal installments during the two (2) year period following the Executive’s Date of Termination.

(b)

Welfare Benefit Plans. With respect to each Welfare Benefit Plan, for the period beginning on the Executive’s Date of Termination and ending on the earlier of (i) two years following the Executive’s Date of Termination, or (ii) the date the Executive becomes eligible for coverage by a welfare benefit plan or program maintained by an entity other than the Company or an Affiliate that provides coverage or benefits at least comparable, in all material respects, to such Welfare Benefit Plan, the Company will continue to pay the employer portion of the Executive’s premiums to continue the Executive’s then-current coverage as of the Date of Termination under such Welfare Benefit Plan (the Executive to continue paying the employee portion at regular employee rates), with the period of such coverage to run concurrently with any coverage period provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) (provided that the Executive has timely elected such COBRA coverage in accordance with Company policy and applicable law). The Executive shall report to the Company any coverage or benefits for which the Executive becomes eligible to receive from a Person other than the Company or any of its Affiliates.

(c)	Equity Awards. To the extent provided for in the Executive’s applicable award statements or agreements with respect to any awards under the Company’s Equity Incentive Plan (including without limitation, such awards made to the Executive pursuant to the Company’s Plan of Reorganization), the Company shall cause any and all unvested portions of the Executive’s restricted shares, stock options, and any and all other equity-based awards to become vested and exercisable (as applicable) as of the effective date of the Executive’s termination of employment to the extent (if any) that such awards are not already fully vested and exercisable (as applicable).

(d)	Payment of Accrued Amounts. The Company will pay the Executive (i) any accrued but unpaid base salary through the effective date of the Executive’s termination of employment, (ii) any earned but unpaid bonus under the Company’s annual incentive plan pursuant to, and in accordance with, the terms and conditions of such plan; (iii) any earned but unused vacation time as determined in accordance with the Company’s policies then in effect, and (iv) for any unreimbursed expenses existing at that time in accordance with the Company’s policies then in effect.

2.

Timing of Payments and Benefits. Subject to the terms and conditions of this Agreement (including without limitation Section 5(c)) and provided that the Executive executes (without revoking) a Release Agreement as set forth in Section 1 above and the applicable statutory revocation period with respect to such Release Agreement has expired, and further provided that the Executive remains in compliance with Sections 8, 9 and 10 of this Agreement, any payments or benefits made available to the Executive by the Company pursuant to this Section will be made or commence (as applicable) as follows: (a) any payments made pursuant to Section 1(a) will commence on the sixtieth (60th) calendar day following the Executive’s Date of Termination; and (b) the payments and benefits in Sections 1(b), (c) and (d) will be paid or commence (as applicable) at such times and in such manner as set forth in the applicable Company policy and plan documents.

3.	Change in Control. For purposes of this Agreement, “Change in Control” shall mean the occurrence of any one or more of the following:

(a)

The “beneficial ownership” of securities representing more than 40% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Company Voting

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Securities”) is accumulated, held or acquired by a Person (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended, and used in Sections 13(d) and 14(d) thereof) other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned, directly or indirectly, by the Company’s stockholders in substantially the same proportions as their ownership of stock of the Company; provided, however, that any acquisition from the Company or any acquisition pursuant to a transaction that complies with clauses (A), (B) and (C) of subparagraph (c) of this definition will not be a Change in Control under this subparagraph (a), and provided further that immediately prior to such accumulation, holding or acquisition, such person was not a direct or indirect beneficial owner of 40% or more of the Company Voting Securities;

(b)	Individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that an individual becoming a director subsequent to that date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(c)

Consummation by the Company of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all the assets of the Company or the acquisition of assets or stock of another entity (a “Business Combination”), in each case, unless immediately following such Business Combination: (A) more than 60% of the combined voting power of then outstanding voting securities entitled to vote generally in the election of directors of (i) the corporation resulting from such Business Combination (the “Surviving Corporation”), or (ii) if applicable, a corporation that as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries (the “Parent Corporation”), is represented, directly or indirectly, by Company Voting Securities outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Company Voting Securities; (B) no person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 40% or more of the combined voting power of the then outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) except to the extent that such ownership of the Company existed prior to the Business Combination; and (C) at least a

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majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) were members of the incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination;

(d)	Approval by the Company’s stockholders of a complete liquidation or dissolution of the Company; or

(e)	The consummation of a reorganization, complete liquidation, or dissolution under the U.S. Bankruptcy Code subsequent to the Effective Date (and excluding the Plan of Reorganization as defined herein).

Notwithstanding anything to the contrary herein, neither a Change in Control with respect to any Affiliate of the Company nor the assignment of this Agreement to any reorganized entity of the Company pursuant to the Plan of Reorganization shall constitute a Change in Control for the purposes of this Agreement. In no event will a Change in Control be deemed to have occurred, with respect to the Executive, if the Executive is part of a purchasing group that consummates the Change in Control transaction. The Executive will be deemed “part of a purchasing group” for purposes of the preceding sentence if the Executive is an equity participant in the purchasing company or group (except if the Executive’s passive ownership of less than two percent (2%) of the stock of the purchasing company or the Executive’s ownership of equity participation in the purchasing company or group that is otherwise not significant, as determined prior to the Change in Control by a majority of the non-employee continuing directors on the Board.)

4.	Other Definitions. For purposes of this Agreement:

(a)	“Affiliate” shall mean any entity that, directly or indirectly, is controlled by the Company, and any entity in which the Company has a 20% or greater equity interest.

(b)	“Amount Payable Under Any Annual Bonus Plans” shall mean the greater of: (i) the average of the gross amounts earned by the Executive for the three complete fiscal years prior to the Executive’s Date of Termination under the MIP or any similar annual incentive bonus plan in which Executive participates as of the Executive’s Date of Termination, or (ii) the Executive’s actual bonus under the MIP or any similar annual incentive bonus plan in which the Executive participates for the fiscal year immediately preceding the fiscal year during which the Executive’s Date of Termination occurs.

(c)	“Annual Compensation” shall mean the sum of: (i) the Executive’s base salary in effect on the date of the Executive’s Date of Termination; and (ii) the Amount Payable Under Any Annual Bonus Plans in which the Executive participates.

(d)

“Employment Termination” shall mean the Executive’s termination of employment for any reason. For purposes of this Agreement, the Executive has terminated employment if the Executive has incurred a separation from service

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within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury Regulation §1.409A-1(h).

(e)	“Cause” shall mean any of the following: (i) the Executive’s willful and continued failure to substantially perform the Executive’s duties as an executive of the Company or any of its Affiliates (other than any such failure resulting from inability due to physical or mental illness or Incapacity), (ii) the Executive’s willful misconduct in the performance of the Executive’s duties or otherwise that results in injury to the Company, monetarily or otherwise, that is material or substantial, (iii) the Executive’s engaging in egregious misconduct to the extent that the Executive’s credibility and reputation no longer conforms to the standard of senior executive officers of the Company, or (iv) the Executive’s material breach or threatened material breach of any provision of this Agreement, including without limitation Section 9 of this Agreement, without the prior express written consent of a duly authorized member of the Board or the Chief Executive Officer of the Company; provided, however, that an occurrence which otherwise may constitute Cause hereunder shall not constitute Cause unless a notice is delivered to the Executive by the Board or the Chief Executive Officer of the Company that specifically identifies the conduct that the Board or the Company’s Chief Executive Officer believes constitutes Cause and, to the extent such conduct is reasonably capable of cure, the Company gives the Executive at least fifteen (15) days to cure such alleged conduct.

(f)	“Incapacity” shall mean such physical or mental condition of the Executive which renders and is expected to render the Executive incapable of performing the essential functions of the Executive’s position hereunder with or without reasonable accommodation for ninety (90) consecutive calendar days, or for 120 calendar days (whether consecutive or not) within any 180-calendar-day period, as determined in good faith by the Board or the Company’s Chief Executive Officer upon consultation with a physician selected by the Board or the Company’s Chief Executive Officer in their discretion. The Executive hereby agrees to submit to any reasonable medical examination(s) as may be recommended by the Board or the Company’s Chief Executive Officer for the purpose of determining the existence or absence of Incapacity.

(g)	“Good Reason” shall exist if, without the Executive’s consent:

(i)	The Executive’s assigned duties and responsibilities are significantly diminished from the level or extent of such duties and responsibilities that were associated with the Executive’s status as a senior executive of the Company or any of its Affiliates prior to the Change in Control including, without limitation, any material diminution of the powers associated with such status or any material diminution of the Executive’s reporting responsibilities, titles or offices as in effect immediately prior to the Change in Control (or, if applicable, in effect with respect to such other position(s) that the Executive agreed to assume within the two-year period after a Change in Control);

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(ii)	On or within the two-year period after the Change in Control, there is (A) a material reduction in the Executive’s base salary in effect as of the Effective Date, or (B) a material reduction in the Executive’s Target Bonus Opportunity from the lower of the Executive’s Target Bonus Opportunities for the Company’s 2010 MIP as approved by the Board prior to the Effective Date (unless such reduction is made on a consistent basis for other Company executives other than the Chief Executive Officer or President); or

(iii)	The Company fails to continue in effect after the Change in Control any broad-based bonus or incentive plan, welfare benefit, pension, retirement benefit or other benefit plan in which the Executive participates or becomes eligible to participate unless such discontinuance applies on a consistent basis to other Company executives that are at a similar level to the Executive;

provided, however, that an occurrence which otherwise may constitute Good Reason hereunder shall not constitute Good Reason unless the Executive (X) provides to the Company, at least thirty (30) calendar days prior to the Executive’s contemplated resignation for Good Reason, a written notice containing reasonable detail setting forth the basis for the Executive’s claim that an occurrence constitutes Good Reason, and (Y) the Company fails to cure or otherwise remedy such occurrence within thirty (30) calendar days after receiving such notice from the Executive. Notwithstanding anything to the contrary herein, the parties hereto acknowledge and agree that the Executive must exercise the Executive’s right to terminate the Executive’s employment for Good Reason within ninety (90) calendar days after the event that gives rise to such right, and that if the Executive fails to timely exercise such right and subsequently resigns, such resignation shall be deemed for all purposes of this Agreement to be without Good Reason. The Executive acknowledges and agrees that the restructuring events that have taken place or will take place solely pursuant to the Company’s Plan of Reorganization shall not constitute Good Reason for purposes of this Agreement.

(h)	“Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(i)	“Plan of Reorganization” shall mean the Joint Plan of Reorganization for Smurfit-Stone Container Corporation and Its Debtor Subsidiaries and Plan of Compromise and Arrangement for Smurfit-Stone Container Canada Inc. and Affiliated Canadian Debtors filed in Case No. 09-10235 (BLS) pending in the United States Bankruptcy Court for the District of Delaware.

(j)	“Target Bonus Opportunity” shall mean the bonus, as a percentage of the Executive’s base salary, that the Executive is eligible to earn on an annualized basis, at the target level, under the MIP or any similar annual incentive bonus plan in which the Executive participates on or after the Effective Date.

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(k)	“Welfare Benefit Plan” shall mean the Company’s comprehensive medical and dental plans in which the Executive was participating as of the Executive’s Date of Termination.

5.	Limitation on Payments and Benefits. Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit received or to be received by the Executive in connection with a Change in Control or Executive’s Employment Termination (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, any Person whose actions result in a Change in Control or any Person affiliated with the Company or such Person) (all such payments and benefits being hereinafter called “Total Payments”) would be an “excess parachute payment” pursuant to Code Section 280G or any successor or substitute provision of the Code, with the effect that Executive would be liable for the payment of the excise tax described in Code Section 4999 or any successor or substitute provision of the Code, or any interest or penalties are incurred by Executive with respect to such Total Payments (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then, after taking into account any reduction in the Total Payments provided by reason of Code Section 280G in such other plan, arrangement or agreement, the cash payments provided in Section 1 of this Agreement shall first be reduced, and the non-cash payments and benefits shall thereafter be reduced, to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax. Notwithstanding the foregoing, no payments or benefits under this Agreement will be reduced unless: (i) the net amount of the Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments) is greater than (ii) the excess of (A) the net amount of such Total Payments, without reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments), over (B) the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments.

(a)	Subject to the provisions of paragraph (b) below, all determinations required to be made under this Section, and the assumptions to be utilized in arriving at such determinations, shall be made by the public accounting firm that serves as the Company’s auditors (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and Executive within 15 business days of the receipt of notice from the Company or Executive that there have been Total Payments, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, Executive shall designate another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall furnish Executive with a written opinion that failure to report the Excise Tax on Executive’s applicable federal income tax return would not result in the imposition of a negligence or similar penalty. Any determination by the Accounting Firm shall be binding upon the Company and Executive, except as provided in paragraph (b) below.

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(b)	As a result of the uncertainty in the application of Code Section 280G at the time of the initial determination by the Accounting Firm hereunder, it is possible that the Internal Revenue Service (“IRS”) or other agency will claim that an Excise Tax, or a greater Excise Tax, is due, and thus the Company should have made a lesser amount of Total Payment than that determined pursuant to paragraph (a) above. Executive shall notify the Company in writing of any claim by the IRS or other agency that, if successful, would require Executive to pay an Excise Tax or an additional Excise Tax. If the IRS or other agency makes a claim that, if successful, could require Executive to pay an Excise Tax or an additional Excise Tax, the Company shall reduce or further reduce Executive’s payments and benefits in accordance with this Section 5 to the amount necessary to eliminate such Excise Tax or additional Excise Tax. The Company shall pay all fees and expenses of the Executive relating to such a claim by the IRS or other agency.

(c)

All references in this Agreement to the Executive’s termination of employment shall mean the Executive’s separation from service within the meaning of Section 409A of the Code and Treasury regulations promulgated thereunder. In the event the terms of this Agreement would subject the Executive to the imposition of taxes and penalties (“409A Penalties”) under Section 409A of the Code, the Company and the Executive shall cooperate diligently to amend the terms of the Agreement to avoid such 409A Penalties, to the extent possible. Notwithstanding any other provision in this Agreement, if as of the date on which the Executive’s employment terminates, the Executive is a “specified employee” as determined by the Company, then to the extent any amount payable or benefit provided under this Agreement that the Company reasonably determines would be nonqualified deferred compensation within the meaning of Section 409A of the Code, that under the terms of this Agreement would be payable prior to the six-month anniversary of the Executive’s Date of Termination, such payment or benefit shall be delayed until the earlier to occur of (i) the six-month anniversary of such Date of Termination or (ii) the date of the Executive’s death. In the case of taxable benefits that constitute deferred compensation, the Company, in lieu of a delay in payment, may require the Executive to pay the full costs of such benefits during the period described in the preceding sentence and reimburse that Executive for said costs within thirty (30) calendar days after the end of such period. With respect to any reimbursements under this Agreement, such reimbursement shall be made on or before the last day of the Executive’s taxable year following the taxable year in which the expense was incurred by the Executive. The amount of any expenses eligible for reimbursement or the amount of any in-kind benefits provided, as the case may be, under this Agreement during any calendar year (including without limitation pursuant to Sections 5(b) and 12) shall not affect the amount of expenses eligible for reimbursement or the amount of any in-kind benefits provided during any other calendar year. The right to reimbursement or to any in-kind benefit pursuant to this Agreement shall not be subject to liquidation or exchange for any other benefit. The Executive acknowledges and agrees that notwithstanding this Section 5(c) or any other provision of this Agreement, the Company and its Affiliates are not providing the Executive with any tax advice with respect to Section 409A of the Code or otherwise and are not

8

making any guarantees or other assurances of any kind to the Executive with respect to the tax consequences or treatment of any amounts paid or payable to the Executive under this Agreement.

6.	Executive’s Death. If the Executive dies after both a Change in Control and an Employment Termination have occurred, but before the complete payment of any amount or benefit required under this Agreement, the Company will pay the remainder of such amount or benefit to the Executive’s spouse, if living, or to the Executive’s estate.

7.	Mitigation and Set-Off. The Executive shall not be required to mitigate the Executive’s damages by seeking other employment or otherwise. Except as expressly provided in Section 1(b) above, the Company’s obligations under this Agreement shall not be reduced in any way by reason of any compensation or benefits received (or foregone) by the Executive from sources other than the Company after the Executive’s Employment Termination, or any amounts that might have been received by the Executive in other employment had the Executive sought such other employment. Except as expressly provided in Section 1(b) above, the Executive’s entitlement to benefits and coverage under this Agreement shall continue after, and shall not be affected by, the Executive’s obtaining other employment after the Executive’s Date of Termination, provided that any such benefit or coverage shall not be furnished if the Executive expressly waives the specific benefit or coverage by giving written notice of waiver to the Company.

8.	Termination Procedures.

(a)	Notice of Termination. Any termination of the Executive’s employment shall be communicated by a written notice from one party to the other in accordance with Sections 4, 8 and 19 hereof (“Notice of Termination”).

(b)	Date of Termination. “Date of Termination,” with respect to any termination of the Executive’s employment will mean (i) if the Executive’s employment is terminated for Incapacity, the date of the Executive’s Incapacity, (ii) if the Executive’s employment is terminated due to death, the date of the Executive’s death, and (iii) if the Executive’s employment is terminated for any other reason, the date specified in the Notice of Termination (which, in the case of (A) a termination by the Company, shall not be less than thirty (30) days (except in the case of a termination for Cause or Incapacity) from the date such Notice of Termination is given, (B) a termination by the Executive without Good Reason, shall not be less than thirty (30) days nor more than sixty (60) days from the date such Notice of Termination is given, and (C) a termination by the Executive with Good Reason shall be determined in accordance with Section 4(g) hereof).

(c)

Duties After Notice and Removal from Position(s). For any period in which the Executive gives or is given notice prior to the effective Date of Termination, the Executive shall be expected and required to continue performing the Executive’s then-current duties and responsibilities (unless otherwise directed by the Company) for the notice period up to the effective Date of Termination. Any termination of the Executive’s employment shall automatically effectuate the

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Executive’s removal from the officer and/or Board positions that the Executive then holds with the Company and its Affiliates and any employee benefit plans, as of the Date of Termination.

9.	Restrictive Covenants.

In order to protect the Company’s and its Affiliates’ legitimate business interests and in exchange for the mutual covenants contained in this agreement, including, but not limited to, the Company’s or any of its Affiliates’ employment of or continued employment of the Executive and the disclosure to the Executive of Confidential Information as defined below, the Executive and the Company agree as follows:

(a) Definitions. For purposes of this Agreement, the following terms will be defined as follows, except as otherwise provided below:

(i) “Confidential Information” shall mean all confidential and proprietary information of the Company, its Affiliates and, in certain situations, certain third parties who provide information to the Company subject to confidentiality and non-use restrictions, and includes, but is not limited to, actual and prospective customer and client lists and pricing information, business plans, programs and tactics, research and development information (including without limitation information relating to the formulation, testing, registration, use, safety, efficacy and/or effects of marketed products and compounds under development), personnel information, and all other information unique to the Company and not readily available to the public, including designs, improvements, inventions, formulas, compilations, methods, strategies, capabilities, forecasts, software programs, processes, know-how, data, operating methods and techniques, “Inventions or Developments” (as defined below), and all business costs, profits, vendors, markets, sales, products, marketing, sales or other financial or business information, and any modifications or enhancements of any of the foregoing.

(ii) “Business Conducted by the Company or any of its Affiliates” during the Executive’s employment, shall mean (A) all businesses conducted by the Company or any of its Affiliates and (B) any material new line of business in which the Company or any of its Affiliates is contemplating engaging in, provided that the plans for the Company or any of its Affiliates to engage in such material new line of business were presented to and not rejected by the Board. For the two-year period following the Executive’s Date of Termination, “Business Conducted by the Company or any of its Affiliates” shall mean (X) all business conducted by the Company or any of its Affiliates as of the effective date of the Executive’s termination of employment and (Y) any material new line of business in which the Company or any of its Affiliates engages within the one-year period following the effective date of the Executive’s termination of employment.

(b) Inventions or Developments. The Executive agrees that the Executive will promptly and fully disclose to the Company all discoveries, improvements, inventions, formulas, ideas, processes, designs, techniques, know-how, data and

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computer programs (whether or not patentable, copyrightable or susceptible to any other form of protection), made, conceived, reduced to practice or developed by the Executive, either alone or jointly with others, during the Executive’s employment with the Company or any of its Affiliates (collectively, the “Inventions or Developments”). All Inventions and Developments shall be the sole property of the Company, including all patents, copyrights, intellectual property or other rights related thereto and Executive assigns to the Company all rights (if any) that the Executive may have or acquire in such Inventions or Developments. Notwithstanding the foregoing, any right of the Company or assignment by the Executive as provided in this paragraph shall not apply to any Inventions or Developments for which no equipment, supplies, facility or trade secret information of the Company or its Affiliates were used and which were developed entirely on the Executive’s own time, unless: (i) the Inventions or Developments relate to the Business Conducted by the Company or any of its Affiliates or the actual or demonstrably anticipated research or development of the Company or any of its Affiliates; or (ii) the Inventions or Developments result from any work performed by the Executive for the Company or any of its Affiliates.

(c) Non-Disclosure of Confidential Information, Inventions or Developments. The Executive acknowledges that the Executive has had and will have access to Confidential Information or Inventions or Developments of the Company and/or its Affiliates and agrees that, except as required to properly perform the Executive’s responsibilities for the Company and its Affiliates, to comply with law or regulation, or as authorized in writing in advance by the Company, the Executive shall not, at any time during or after the Executive’s employment with the Company or any of its Affiliates (and whether that termination is voluntary or involuntary), directly or indirectly use, divulge, furnish or make accessible to any person any Confidential Information or Inventions or Developments, but instead shall keep all such matters strictly and absolutely confidential.

(d) No Diversion of Business Opportunities and Prospects. The Executive agrees that during the Executive’s employment with the Company or any of its Affiliates: (i) the Executive shall not directly or indirectly engage in any employment, consulting or other business activity that is competitive with the Business Conducted by the Company or any of its Affiliates; (ii) the Executive shall promptly disclose to the Company all business opportunities that are presented to the Executive in the Executive’s capacity as an employee of the Company or any of its Affiliates or which is of a similar nature to the Business Conducted by the Company or any of its Affiliates or which the Company or its Affiliates have expressed an interest in engaging in the future; and (iii) the Executive shall not usurp or take advantage of any such business opportunity without first offering such opportunity to the Company. Nothing in this Section 9(d) or in any other provision of this Agreement limits, supersedes or restricts any other duties or obligations that Executive may have under any other agreement, plan or policy or under applicable law, including without limitation any fiduciary duty of loyalty or care to the Company and its Affiliates.

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(e) Actions Upon Termination. The Executive acknowledges and agrees immediately upon the Executive’s termination of employment with the Company to promptly return (without retaining any copies) all property of the Company, its Affiliates or any third parties that is within the Executive’s possession, custody or control by virtue of the Executive’s employment with the Company. Property to be returned to the Company shall include without limitation any and all documents and other things (whether in tangible or electronic format and whether such documents or things contain information that reflect or contain any Confidential Information or proprietary information) in the Executive’s possession, custody or control.

(f) Non-Competition. The Executive agrees that so long as the Executive is employed by the Company or any of its Affiliates and for a period of two (2) years after the Executive’s Date of Termination for any reason and regardless of whether a Change in Control has occurred (such period of employment and the two-year period thereafter, collectively referred to herein as the “Period”), the Executive shall not, without the prior written consent of the Company, participate or engage in, directly or indirectly (as an owner, partner, employee, officer, director, independent contractor, consultant, advisor or in any other capacity calling for the rendition of services, advice, or acts of management, operation or control), any business that, during the Period, is competitive with the Business Conducted by the Company or any of its Affiliates within the United States, Canada, Mexico or China (hereinafter, the “Geographic Area”) and which business the Company or any of its Affiliates was engaged (either actively as a going concern or in the process of developing to market) within the two-year period preceding the Date of Termination.

(g) Non-Solicitation of Employees. The Executive agrees that, during the Period, the Executive shall not, without the prior written consent of the Company, directly or indirectly solicit any current employee of the Company or any of its Affiliates, or any individual who becomes an employee during the Period, to leave such employment.

(h) Non-Solicitation of Suppliers or Customers. The Executive agrees that, during the Period, the Executive shall not, without the prior written consent of the Company, directly or indirectly solicit, seek to divert or dissuade from continuing to do business with or entering into business with the Company or any of its Affiliates, any supplier, customer, or other person or entity that had a business relationship with or with which the Company or any of its Affiliates was actively planning or pursuing a business relationship at any time during the two (2) year period preceding the Date of Termination.

(i) Mutual Non-Disparagement. The Executive shall not, at any time during or after his employment with the Company, make or publish any derogatory, unfavorable, negative, disparaging, false, damaging or deleterious written or oral statements or remarks regarding the Company or any of its Affiliates or any members of their respective boards of directors or managements, or any of their

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respective business affairs or performance. The Company, members of its Board and its senior executives shall not, at any time during or after the Executive’s employment with the Company, make or publish any derogatory, unfavorable, negative, disparaging, false, damaging or deleterious written or oral statements or remarks regarding the Executive.

(j) Irreparable Harm. The Executive acknowledges that: (i) the Executive’s compliance with Section 9 of this Agreement is necessary to preserve and protect the Confidential Information, Inventions or Developments and the goodwill of the Company and its Affiliates, all recognized by the Executive as legitimate business interests of the Company and its Affiliates, as going concerns; (ii) any failure by the Executive to comply with the provisions of Section 9 will result in irreparable and continuing injury for which there will be no adequate remedy at law; and (iii) in the event that the Executive should fail to comply with the terms and conditions of this Section 9, in addition to the Company’s right to set off any actual monetary damages to the Company that are a consequence of such failure to comply against any payments and benefits due to the Executive pursuant to Section 1 to the extent permitted by applicable law (provided that any such set offs first shall be taken from amounts not subject to Section 409A of the Code, and if such amounts are insufficient, any additional set off shall not be taken until the time an amount subject to Section 409A of the Code would otherwise be paid pursuant to the terms of this Agreement), the Company shall be entitled, in addition to and without limiting such other relief as may be proper, to all types of equitable relief (including but not limited to the issuance of an injunction and/or temporary restraining order) as may be necessary to cause the Executive to comply with Section 9, to restore to the Company its property, and to make the Company whole.

(k) Survival. This Agreement (including without limitation the provisions set forth in this Section, as noted) shall survive and continue in full force and effect in accordance with their terms, notwithstanding any termination of the Executive’s employment.

(l) Unenforceability. Each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law. The Executive and the Company agree that in the event that any provision of this Agreement is found to be unreasonable or otherwise unenforceable by a court, it is the purpose and intent of the parties that any such provision be deemed modified or limited, so that as modified or limited, such provision may be enforced to the fullest extent possible. If any provision of this Agreement is held invalid or unenforceable for any reason (after any such modification or limitation pursuant to the preceding sentence, as applicable), such provision will be effective only to the extent of such invalidity or unenforceability without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.	Cooperation. At the request and upon reasonable advance notice where practicable and at the sole expense of the Company, whether during or at any time after the Executive’s

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employment with the Company or any of its Affiliates, the Executive shall cooperate fully with the Company and its Affiliates (a) in investigating, defending, prosecuting, litigating, filing, initiating or asserting any claims or potential claims (including without limitation in connection with any legal proceeding of any kind) that may be made by or against the Company or any of its Affiliates, to the extent that such claims may relate to or arise out of the Executive’s employment with the Company or any of its Affiliates or with respect to which the Executive has knowledge and (b) without in any way limiting subsection (a) above, to secure any trade name, patent, trademark, copyright or intellectual property protection or other similar rights in the United States and/or in foreign countries, including without limitation, the execution and delivery of assignments, patent applications and other documents or papers. If such cooperation is provided during the Executive’s employment with the Company or any of its Affiliates, the Executive shall not receive any additional compensation from the Company for such cooperation. If the Executive no longer is employed by the Company or any of its Affiliates, the Executive’s obligation to cooperate shall be reasonably limited so as not to unreasonably interfere with the Executive’s other business obligations. If the Executive spends in excess of ten (10) hours in compliance with this Section 10 after the Executive is no longer employed by the Company or any of its Affiliates, the Company shall compensate the Executive at an hourly rate equal to the amount determined by dividing (x) the Executive’s base salary as of the first day of the fiscal year of the Company within which the Executive’s employment is terminated by (y) 2000, and shall reimburse the Executive for any reasonable expenses incurred as a direct result of the Executive’s providing such cooperation in accordance with the Company’s business expense policies then in effect. The Company shall provide such compensation for the Executive’s cooperation within thirty (30) calendar days after receiving from the Executive a written statement stating the number of hours for which the Executive seeks payment and brief description of the cooperation provided, provided that the Executive submits such statement within thirty (30) calendar days after the end of the calendar month in which the Executive provided such cooperation. The Executive’s obligation to cooperate hereunder shall include, without limitation, meeting with such persons at such times and in such places as the Company or its Affiliates may require, and giving evidence and testimony and executing and delivering to the Company and any of its Affiliates any papers requested by any of them (including without limitation joint defense agreements and affidavits). The Executive shall provide immediate notice to the Company of any subpoena or other legal document that the Executive receives that relates in any way to the Company or any of its Affiliates, along with a copy of such subpoena or other legal document.

11.	Forum Selection. The parties hereby irrevocably consent to, and agree not to object or assert any defense or challenge to, the jurisdiction and venue of the state and federal courts sitting in Chicago, Illinois, and agree that any claim under this Agreement may be brought in any such court.

12.	Legal Fees and Expenses. In any action or proceeding to enforce this Agreement, the non-prevailing party shall pay for any and all costs and expenses (including without limitation reasonable attorneys’ fees) of the prevailing party to the maximum extent permissible by applicable law.

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13.	Assignment; Successors. This Agreement is enforceable by the Company and its affiliates and other related entities and may be assigned or transferred by the Company to, and shall be binding upon and inure to the benefit of, any parent, subsidiary or other Affiliate of the Company or any entity which at any time, whether by merger, purchase, or otherwise, acquires all or substantially all of the assets, stock or business of the Company (including without limitation any successor and/or reorganized entit(ies) of the Company or any of its Affiliates upon the Effective Date). The Executive and the Company agree that upon the Effective Date, this Agreement shall be assigned to and binding upon such successor entit(ies) of the Company as set forth in the Plan of Reorganization, provided that nothing herein shall limit or otherwise affect the Company’s right to further assign or transfer this Agreement after the Effective Date as set forth in the preceding sentence. This Agreement may not be assigned by the Executive during Executive’s life, and upon the Executive’s death will inure to the benefit of the Executive’s heirs, legatees and legal representatives of the Executive’s estate, provided that such heirs, legatees and legal representatives execute an enforceable waiver and release of claims in accordance with the Executive’s obligations set forth in Section 1 of this Agreement.

14.	Interpretation. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Illinois, without regard to the conflict of law principles thereof. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. The Section headings used herein are for convenience of reference only and are not to be considered in construction of the provisions of this Agreement.

15.	Withholding. The Company may withhold from any payment that it is required to make under this Agreement amounts sufficient to satisfy applicable withholding requirements under any federal, state or local law.

16.	Amendment. The Company and the Executive may amend this Agreement at any time by written agreement.

17.	Financing. Cash payments under this Agreement (not including any payments made from a qualified plan) are general obligations of the Company, and the Executive shall have only an unsecured right to payment thereof out of the general assets of the Company. Notwithstanding the foregoing, the Company may, by agreement with one or more trustees the Company selects, create a trust on such terms as the Company shall determine to make payments to the Executive in accordance with the terms of this Agreement.

18.	Severability. Without limiting Section 9(l) of this Agreement, in the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect.

19.	Notices. Notices given pursuant to this Agreement shall be in writing and shall be deemed received when personally delivered, or on the date of written confirmation of

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receipt by (i) overnight carrier, (ii) telecopy, (iii) registered or certified mail, return receipt requested, addressee only, postage prepaid, or (iv) such other method of delivery that provides a written confirmation of delivery. Notice to the Company shall be directed to:

Smurfit-Stone Container Corporation

Six CityPlace Drive

Creve Coeur, Missouri 63141

Attention: General Counsel

The Company may change the person and/or address to whom the Executive must give notice under this Section by giving Executive written notice of such change, in accordance with the procedures described above. Notices to or with respect to the Executive will be directed to the Executive, or the executors, personal representatives or distributees of a deceased Executive, or the assignees of the Executive, at the Executive’s home address on the records of the Company.

20.	Entire Agreement. This Agreement constitutes the entire understanding of the Executive and the Company with respect to the subject matter hereof and supersedes any and all prior understandings written or oral with respect to such subject matter, provided that nothing herein shall limit or otherwise affect any provision of any award agreement with respect to any equity grant made to the Executive pursuant to the Plan of Reorganization. In the event of any conflict between any provision of this Agreement and any such award agreement, the provisions of this Agreement shall govern.

21.	No Waiver. No failure or delay on the part of the Company or the Executive in enforcing or exercising any right or remedy hereunder shall operate as a waiver thereof.

22.	Counterparts. This Agreement may be executed in one or more counterparts, all of which together shall constitute but one Agreement.

THE PARTIES ACKNOWLEDGE BY SIGNING BELOW THAT THEY HAVE READ AND UNDERSTAND THE ABOVE AND INTEND TO BE BOUND THEREBY:

MATTHEW T. DENTON	SMURFIT-STONE CONTAINER CORPORATION

By:

Date:	Position:

Date:

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EXHIBIT B

EMPLOYMENT SECURITY AGREEMENT OF MICHAEL EXNER

This Employment Security Agreement (the “Agreement”) by and between Michael Exner (the “Executive”) and Smurfit-Stone Container Corporation (the “Company”) shall be deemed to have been made and entered into as of the date of the order of confirmation entered by the United States Bankruptcy Court for the District of Delaware with respect to the Company’s plan of reorganization in the matter of In re: Smurfit-Stone Container Corp., Case No. 09-10235 (BLS) (the “Chapter 11 Cases”) (such plan, the “Plan of Reorganization” and such date, the “Confirmation Date”), and shall become effective as of June 30, 2010, the effective date of the Plan of Reorganization (the “Effective Date”).

WHEREAS, the Executive currently is employed as the Company’s Senior Vice President and General Manager, Containerboard Mill Division and the Company desires to continue to employ the Executive upon and subject to the terms and conditions set forth herein, and the Executive wishes to accept such employment upon and subject to such terms and conditions;

WHEREAS, the Company has adopted and implemented an Equity Incentive Plan (“Equity Incentive Plan”) as of the Confirmation Date, pursuant to the Plan of Reorganization; and

NOW, THEREFORE, in consideration of the promises and mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by both parties, the parties hereby agree as follows:

1. Employment Period and Position. The Company hereby agrees to employ the Executive as its Senior Vice President and General Manager, Containerboard Mill Division (or such other position(s) as the Company may reasonably designate during the Employment Period (as defined below)) and the Executive hereby accepts such employment, subject to the terms and conditions of this Agreement, commencing on the Effective Date until the second anniversary of the Effective Date unless the Executive’s employment is earlier terminated pursuant to Section 4 (such period referred to as the “Initial Term”). The Initial Term shall automatically be extended on the same terms and conditions as set forth in this Agreement for successive two-year periods unless and until either: (a) a party gives the other party no less than ninety (90) calendar days’ advance written notice prior to the end of the Initial Term or any such two-year extension period (as applicable) that such party will not further extend the Initial Term or two-year extension period, or (b) the Company or the Executive terminates the Executive’s employment in accordance with Section 4. The Initial Term and any and all extensions thereof (or partial extension in the event of an earlier termination pursuant to Section 4), if any, shall be collectively referred to as the “Employment Period”.

2. Duties and Responsibilities.

(a) During the Employment Period, the Executive (i) shall perform the duties assigned to him by the Company (provided that the Executive shall not be assigned tasks inconsistent with his position as a senior executive of the Company or any of its Affiliates) faithfully, with the utmost loyalty, to the best of his abilities and in the best interests of the

Company; (ii) shall devote his full business time, attention and effort to the affairs of the Company, except that the Executive may serve on (x) corporate boards or committees with the prior written approval of the Company’s Board of Directors (the Company’s pre- and post-Effective Date Boards of Directors hereinafter collectively referred to herein as the “Board”), and/or (y) civic or charitable boards or committees, in either case as long as such activities do not, individually or in the aggregate, interfere with the performance of the Executive’s employment duties and responsibilities or harm the business or reputation of the Company or any of its Affiliates; and (iii) shall not engage in any other business activities (whether or not for gain, profit, or other pecuniary advantage) or any other actions which he knows or reasonably should know could harm the business or reputation of the Company or any of its affiliates or other related entities. For purposes of this Agreement, “Affiliates” shall mean any entity that, directly or indirectly, is controlled by the Company, and any entity in which the Company has a 20% or greater equity interest.

(b) The Executive shall act in conformity with the Company’s written and oral policies and within the limits, budgets and business plans set by the Company. The Executive will at all times during the Employment Period strictly adhere to and obey all of the rules and regulations in effect from time to time relating to the conduct of Company executives. Except as provided in Section 2(a), the Executive shall not engage in consulting work or any trade or business for his own account or for or on behalf of any other person, firm or company that competes, conflicts or interferes with the performance of his duties hereunder in any material way.

(c) The Executive covenants, represents and warrants that: (i) the execution, delivery and complete performance of this Agreement by him does not and will not breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which the Executive is a party or by which he is bound; and (ii) he is not a party to or bound by any employment or services agreement, confidentiality agreement, noncompetition agreement, other restrictive covenant, or other obligation or agreement that would or could prohibit or restrict him from being employed by the Company or from performing any of his duties under this Agreement.

(d) Mutual Non-Disparagement. The Executive shall not, at any time during or after his employment with the Company, make or publish any derogatory, unfavorable, negative, disparaging, false, damaging or deleterious written or oral statements or remarks regarding the Company or any of its Affiliates or any members of their respective boards of directors or managements, or any of their respective business affairs or performance. The Company, members of its Board and its senior executives shall not, at any time during or after the Executive’s employment with the Company, make or publish any derogatory, unfavorable, negative, disparaging, false, damaging or deleterious written or oral statements or remarks regarding the Executive.

3. Compensation and Benefits.

(a) Base Salary. During the Employment Period, subject to the terms and conditions of this Agreement, the Company shall pay to the Executive an annual base salary at the gross rate of $340,000 (the “Base Salary”), payable in installments in accordance with the

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Company’s executive payroll policy (but not less frequently than monthly). The Base Salary shall be subject to such annual adjustments, if any, as determined by the Board in its discretion, provided that in no event shall the Base Salary be reduced at any time without the Executive’s prior written consent.

(b) Incentive Compensation. During the Employment Period, the Executive shall be eligible to participate in the Company’s annual incentive plan(s), long-term incentive plan(s), and any equity-based and/or other incentive compensation plans established or maintained by the Company in which its senior executive officers are eligible to participate, including without limitation the Company’s Management Incentive Plan (“MIP”) and Equity Incentive Plan (and/or any other similar long-term or equity-based incentive plan).

(c) Emergence Equity Grant. The Company hereby agrees to grant the Executive one hundred fifty three thousandths of one percent (0.153%) on a fully diluted basis of the new common stock of the Company issued on the Effective Date in accordance with and pursuant to the Plan of Reorganization in (i) a stock option award with respect to approximately 0.116% of such shares of new common stock of the Company and (ii) a restricted stock unit award with respect to approximately 0.037% of such shares of new common stock of the Company (the “Emergence Equity Grants”), in accordance with and pursuant to the Company’s Plan of Reorganization and the terms and conditions of the Company’s Equity Incentive Plan, any applicable incentive plan documents, and/or any award statements or agreements (each an “Award Agreement”) and this Agreement (including without limitation with such Emergence Equity Grants to be made on, and effective as of, the dates set forth in the Plan of Reorganization). The Award Agreements for the Emergence Equity Grants shall be in substantially the form set forth in Exhibit A hereto.

(d) Employee Benefits. During the Employment Period, the Executive shall be eligible to participate in such employee benefit plans (including group medical and dental), and to receive such other fringe benefits and perquisites, as the Company may make available to senior executives generally, subject to all present and future terms and conditions of such benefit plans and other fringe benefits and perquisites. The Company reserves the right in its sole discretion to alter, suspend, amend, or discontinue any and all of its employee and fringe benefits, perquisites, benefit plans, policies and procedures, in whole or in part, at any time with or without notice, provided that the Company will not make any change to the Executive’s employee or fringe benefits that it does not also make on a generally consistent basis for other senior executives of the Company.

(e) Expense Reimbursement. The Company shall reimburse the Executive for all reasonable and necessary business expenses incurred by him in connection with his duties hereunder (in each case, as determined by the Company) after the Executive’s timely presentation of IRS-acceptable itemized and documented accounts of such expenditures, provided that the Executive shall secure the Board’s approval before incurring any extraordinary expenses, and further provided that such reimbursement for reasonable and necessary business expenses is subject to the Company’s expense reimbursement policy.

(f) Withholdings and Deductions. Any and all payments to the Executive under this Agreement shall be reduced by required or authorized withholding and deductions.

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(g) Clawback. In the event that the Board determines in good faith that the amount of any incentive and/or performance based compensation based in whole or in part on the financial performance of the Company (or any division thereof) paid or granted to the Executive was materially incorrect because the performance criteria were applied incorrectly, within sixty (60) days after receiving written notice from the Board, the Executive shall repay to the Company the portion of any cash payments or return and forfeit the portion of any such grant, as the case may be, that the Executive received that he was not entitled to receive due to such incorrect application of the performance criteria (which such amount(s) to be repaid or returned shall be reduced by the Net Tax Costs (as defined below)), provided that the foregoing written notice from the Board is received by the Executive no later than the earlier of (i) ninety (90) days after the date on which the Company becomes aware of the incorrect application of the performance criteria and (ii) the second anniversary of the payment, vesting or delivery, as applicable, of the compensation. “Net Tax Costs” shall mean the net amount of any federal, state or local income and employment taxes paid by the Executive in respect to the portion of the compensation subject to repayment or return, after taking into account any and all available deductions, credits or other offsets allowable to the Executive (including without limit, any deductions permitted under the claim of right doctrine), and regardless of whether the Executive would be required to amend any prior income or other tax returns.

4. Termination of Employment.

(a) Termination for Cause. Notwithstanding anything to the contrary herein, the Company may terminate the Executive’s employment for Cause (as defined herein) at any time immediately upon written notice. For purposes of this Agreement, “Cause” shall mean any of the following: (i) the Executive’s willful and continued failure to substantially perform his duties as an executive of the Company (other than any such failure resulting from inability due to physical or mental illness or Incapacity), (ii) the Executive’s willful misconduct in the performance of the Executive’s duties or otherwise that results in injury to the Company, monetarily or otherwise, that is material or substantial, (iii) the Executive’s engaging in egregious misconduct to the extent that the Executive’s credibility and reputation no longer conforms to the standard of senior executive officers of the Company, or (iv) the Executive’s material breach or threatened material breach of any provision of this Agreement, including without limitation Section 8 of this Agreement, without the prior express written consent of a duly authorized member of the Board or the Chief Executive Officer of the Company; provided, however, that an occurrence which otherwise may constitute Cause hereunder shall not constitute Cause unless a notice is delivered to the Executive by the Board or the Chief Executive Officer of the Company that specifically identifies the conduct that the Board or the Company’s Chief Executive Officer believes constitutes Cause and, to the extent such conduct is reasonably capable of cure, the Company gives the Executive at least fifteen (15) days to cure such alleged conduct.

(b) Voluntary Resignation by the Executive With or Without Good Reason. Notwithstanding anything to the contrary herein, the Executive may terminate his employment with the Company for Good Reason (as defined herein) at any time by written notice to the Company. After the ninetieth (90th) calendar day after the Effective Date, the Executive may terminate his employment with the Company upon sixty (60) calendar days’ advance written notice without Good Reason, and the Executive’s employment shall terminate effective as of the

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effective date of any such notice or such later effective termination date as the Executive may specify in the notice (which shall in no event be later than sixty (60) calendar days after the notice is given unless otherwise agreed to in writing by the Board or the Chief Executive Officer of the Company). For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following without the Executive’s consent: (i) assigning the Executive duties that are materially inconsistent with the Executive’s then-current status as a senior executive of the Company; (ii) requiring the Executive to report other than to the Company’s Chief Executive Officer or President; (iii) failure of the Company to pay any portion of the Executive’s compensation within ten (10) days after the date such compensation is due or first may be paid pursuant to applicable law; (iv) failure of the Company to continue in effect any broad-based bonus or incentive plan, welfare benefit, pension, retirement benefit or other benefit plan in which the Executive participates or becomes eligible to participate unless such discontinuance applies on a consistent basis to other senior executives of the Company, or a reduction by the Company of the Executive’s target level participation (as a percentage of the Executive’s base salary and on an annualized basis) in its annual incentive bonus plan from the lower of such target levels of his participation in the Company’s 2010 MIP as approved by the Board prior to the Effective Date (unless such reduction is made on a consistent basis for other Company executives other than the Chief Executive Officer or President); (v) the Agreement is not assigned to a successor to the Company pursuant to the Plan of Reorganization; or (vi) any material breach of this Agreement or any Award Agreement applicable to an Emergence Equity Grant; provided, however, that an occurrence which otherwise may constitute Good Reason hereunder shall not constitute Good Reason unless the Executive (y) provides to the Company, at least thirty (30) calendar days prior to the Executive’s contemplated resignation for Good Reason, a written notice containing reasonable detail setting forth the basis for the Executive’s claim that an occurrence constitutes Good Reason, and (z) the Company fails to cure or otherwise remedy such occurrence within thirty (30) calendar days after receiving such notice from the Executive. Notwithstanding anything to the contrary herein, the parties hereto acknowledge and agree that the Executive must exercise his right to terminate his employment for Good Reason within ninety (90) calendar days after the event that gives rise to such right, and that if the Executive fails to timely exercise such right and subsequently resigns, such resignation shall be deemed for all purposes of this Agreement to be without Good Reason. The Executive acknowledges and agrees that the restructuring events that have taken place or will take place solely pursuant to the Company’s Plan of Reorganization shall not constitute Good Reason for purposes of this Agreement.

(c) Termination Due to Death or Incapacity. Notwithstanding anything to the contrary herein, the Executive’s employment with the Company shall terminate automatically upon the Executive’s death, and the Company may immediately terminate the Executive’s employment with the Company by written notice at any time upon the Executive’s Incapacity (as defined below) effective as of the date of the Executive’s Incapacity. For purposes of this Agreement, “Incapacity” shall mean such physical or mental condition of the Executive which renders and is expected to render the Executive incapable of performing the essential functions of his position hereunder with or without reasonable accommodation for ninety (90) consecutive calendar days, or for 120 calendar days (whether consecutive or not) within any 180-calendar-day period, as determined in good faith by the Board upon consultation with a physician selected by the Board in its discretion. The Executive hereby agrees to submit to any reasonable medical

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examination(s) as may be recommended by the Board for the purpose of determining the existence or absence of Incapacity.

(d) Termination by the Company Other Than for Cause or Incapacity. Notwithstanding anything to the contrary herein, the Company may terminate the Executive’s employment with the Company for any reason other than Cause or Incapacity or for no reason, at any time upon thirty (30) calendar days’ advance written notice to the Executive signed by a duly authorized representative of the Board or the Company’s Chief Executive Officer, and such termination shall be effective upon the effective date of such notice or such later effective termination date as the Company may specify in the notice.

(e) Voluntary Termination Following a Company Change in Control. Notwithstanding anything to the contrary herein, the Executive may terminate his employment with the Company at any time within the 24-month period following a Company Change in Control (as defined herein) with or without Good Reason, provided that the Executive complies with notice requirements set forth in Section 4(b). Neither a Change in Control with respect to any affiliate of the Company nor the assignment of this Agreement to any reorganized entity of the Company pursuant to the Plan of Reorganization shall constitute a Change in Control for the purposes of this Agreement. “Change in Control” shall mean the occurrence of any one or more of the following:

(i) The “beneficial ownership” of securities representing more than 40% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Company Voting Securities”) is accumulated, held or acquired by a Person (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended, and used in Sections 13(d) and 14(d) thereof) other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned, directly or indirectly, by the Company’s stockholders in substantially the same proportions as their ownership of stock of the Company; provided, however, that any acquisition from the Company or any acquisition pursuant to a transaction that complies with clauses (A), (B) and (C) of subparagraph (iii) of this definition will not be a Change in Control under this subparagraph (i), and provided further that immediately prior to such accumulation, holding or acquisition, such person was not a direct or indirect beneficial owner of 40% or more of the Company Voting Securities;

(ii) Individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that an individual becoming a director subsequent to that date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii) Consummation by the Company of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all the assets of the Company or

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the acquisition of assets or stock of another entity (a “Business Combination”), in each case, unless immediately following such Business Combination: (A) more than 60% of the combined voting power of then outstanding voting securities entitled to vote generally in the election of directors of (i) the corporation resulting from such Business Combination (the “Surviving Corporation”), or (ii) if applicable, a corporation that as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries (the “Parent Corporation”), is represented, directly or indirectly, by Company Voting Securities outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Company Voting Securities; (B) no person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 40% or more of the combined voting power of the then outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) except to the extent that such ownership of the Company existed prior to the Business Combination; and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) were members of the incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination;

(iv) Approval by the Company’s stockholders of a complete liquidation or dissolution of the Company; or

(v) The consummation of a reorganization, complete liquidation, or dissolution under the U.S. Bankruptcy Code subsequent to the Effective Date (and excluding the Plan of Reorganization as defined herein).

5. The Executive’s Duties After Notice of Termination. For any period in which the Executive gives or is given notice prior to the effective date of the Executive’s termination, unless otherwise directed by the Company, the Executive shall be expected and required to continue performing the Executive’s duties and responsibilities in accordance with Section 2 of this Agreement for the notice period up to the effective date of the termination of the Executive’s employment.

6. Removal from Positions. Any termination of the Executive’s employment shall automatically effectuate the Executive’s removal from the officer and/or Board positions that the Executive then holds with the Company and its Affiliates and any employee benefit plans, as of the effective termination date.

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7. Payments Upon Termination of Employment.

(a) The parties acknowledge and agree that except as expressly provided in Sections 7(b), (c) and (d) of this Agreement, in the event of the termination of the Executive’s employment, the Company’s sole obligation under this Agreement shall be to pay the Executive (i) any accrued but unpaid Base Salary through the effective date of the termination, (ii) any earned but unpaid bonus under the Company’s annual incentive plan pursuant to, and in accordance with, the terms and conditions of such plan; (iii) any earned but unused vacation time as determined in accordance with the Company’s policies then in effect, and (iv) any unreimbursed expenses pursuant to Section 3(e) of this Agreement existing at that time.

(b) In the event that the Executive terminates his employment with the Company without Good Reason in accordance with Section 4(b) of this Agreement, subject to the terms and conditions of this Agreement, the Company’s sole obligation shall be to pay to the Executive all such amounts due to him pursuant to Section 7(a) of this Agreement.

(c) In the event that the Company terminates the Executive’s employment pursuant to Section 4(d) of this Agreement or the Executive terminates his employment with the Company for Good Reason in accordance with Section 4(b) of this Agreement, subject to the terms and conditions of this Agreement, and provided that the Executive executes (without revoking) and returns to the Company an enforceable waiver and release in a form acceptable to the Company (a “Release Agreement”) within the time period specified by the Company (which time period shall not be more than sixty (60) calendar days after the effective date of the Executive’s termination of employment) and further provided that the Executive remains in compliance with Sections 2(d), 8 and 9 of this Agreement, the Company’s sole obligation under this Agreement shall be:

(i) to pay to the Executive all such amounts due to him pursuant to Section 7(a) of this Agreement;

(ii) to pay to the Executive a gross amount equal to two (2) times the Executive’s then-current Base Salary, payable in equal installments during the two (2) year period following the effective termination date of the Executive’s employment;

(iii) to pay to the Executive a gross amount equal to two (2) times the greater of (A) the average of the gross amounts earned by the Executive under the annual incentive plan during the three (3) complete fiscal years prior to the effective termination date of the Executive’s employment and (B) the actual gross amount earned by the Executive under the annual incentive plan during the fiscal year immediately preceding the effective termination date of the Executive’s employment, payable in equal installments during the two (2) year period following the effective termination date of the Executive’s employment;

(iv) to continue to pay the employer portion of the Executive’s premiums to continue his then-current coverage as of the effective termination date of his employment under the Company’s comprehensive medical and dental plans for the period beginning on the effective date of the Executive’s termination of employment and ending on the earlier of (A) two years thereafter or (B) the date the Executive becomes eligible for coverage by

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a medical and dental plans maintained by an entity other than the Company or an Affiliate that provide coverage or benefits at least comparable, in all material respects, to the Company’s medical and dental plans, with the period of such coverage to run concurrently with any coverage period provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) (provided that the Executive has timely elected such COBRA coverage in accordance with Company policy and applicable law); and

(v) to the extent provided for in the Executive’s applicable Award Agreements (including without limitation, such Award Agreement(s) attached hereto as Exhibit A), cause any and all unvested portions of the Executive’s restricted shares, stock options, and any and all other equity-based awards to become vested and exercisable (as applicable) as of the effective date of the Executive’s termination of employment.

The Executive acknowledges and agrees that for purposes of Section 7 of this Agreement, “annual incentive bonus” shall mean the Executive’s incentive bonus under the Company’s MIP then in effect or such other similar annual incentive bonus plan or program then in effect.

(d) In the event that the Executive dies or the Company terminates the Executive’s employment pursuant to Section 4(c) of this Agreement due to Incapacity, subject to the terms and conditions of this Agreement, the Company’s sole obligation under this Agreement shall be to: (i) pay to the Executive all such amounts due to him pursuant to Section 7(a) of this Agreement; (ii) pay to the Executive a pro-rated portion of any annual incentive bonus(es) (if any) that the Executive would have earned for the performance period(s) in which the effective termination date of his employment occurred as though he had remained employed and been entitled to receive such bonus(es) for the applicable incentive plan performance period(s), the amount of which pro-rated bonus payment(s) shall be based upon the number of full calendar months in which the Executive was employed during the applicable performance period(s) and paid at such time(s) as provided in such annual incentive plan; and (iii) to the extent provided for in the Executive’s applicable Award Agreements (including without limitation, such Award Agreement(s) attached hereto as Exhibit A), cause any and all unvested portions of the Executive’s restricted shares, stock options, and any and all other equity-based awards to become vested and exercisable (as applicable) as of the effective date of the Executive’s termination of employment.

(e) Timing of Payments. Subject to the terms and conditions of this Agreement (including without limitation Section 10) and provided that the Executive executes (without revoking) a Release Agreement as set forth in Section 7(c) above (as applicable) and the applicable statutory revocation period with respect to such Release Agreement has expired, and further provided that the Executive remains in compliance with Sections 5, 8 and 9 of this Agreement, any payments or benefits made available to the Executive by the Company pursuant to this Section will be made or commence (as applicable) as follows: (i) any payments made pursuant to Sections 7(c)(ii) and (iii) will commence on the sixtieth (60th) calendar day following the effective termination date of the Executive’s employment; and (ii) the payments and benefits in Sections 7(a), 7(b), and 7(c)(i), (iv) and (v), and 7(d) will be paid or commence (as applicable) at such times and in such manner as set forth in the applicable Company policy and plan documents.

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8. Confidentiality, Intellectual Property and Restrictive Covenants. The Company and the Executive agree that, by virtue of his unique relationship with the Company (including pursuant to this Agreement), the Executive has and will acquire and have access to, and has and will continue to develop substantial and intimate knowledge of, the Company’s Confidential Information (defined below), and has and will also continue to develop a unique and comprehensive familiarity with the Company and the Business Conducted by the Company or any of its Affiliates, which the Executive would not have otherwise had but for his employment with the Company, and which the Executive acknowledges are valuable assets of the Company. Accordingly, the Executive agrees, in exchange for the consideration and mutual covenants contained in this Agreement, to undertake the following obligations, which he acknowledges are reasonably designed to protect the legitimate business interests of the Company, without unreasonably restricting his post-employment opportunities:

(a) Confidential Information. The Executive acknowledges that during his employment with the Company he has had and will continue to have, and may continue to have during the Non-Compete Period (as defined below), access to Confidential Information of the Company, its Affiliates and, in certain situations, certain third parties who provide information to the Company subject to confidentiality and non-use restrictions. All Confidential Information is of irreplaceable value to the Company, its Affiliates and such third parties. Except as required to properly perform the Executive’s responsibilities for the Company and its Affiliates, to comply with law or regulation, or as authorized in writing in advance by the Company, the Executive shall not, at any time, use, disclose, or take any action which may result in the use or disclosure of any Confidential Information. For purposes of this Agreement, “Confidential Information” shall mean all confidential and proprietary information of the Company, its Affiliates and, in certain situations, certain third parties who provide information to the Company subject to confidentiality and non-use restrictions, and includes, but is not limited to, actual and prospective customer and client lists and pricing information, business plans, programs and tactics, research and development information (including without limitation information relating to the formulation, testing, registration, use, safety, efficacy and/or effects of marketed products and compounds under development), personnel information, and all other information unique to the Company and not readily available to the public, including designs, improvements, inventions, formulas, compilations, methods, strategies, capabilities, forecasts, software programs, processes, know-how, data, operating methods and techniques, “Inventions or Developments” (as defined below), and all business costs, profits, vendors, markets, sales, products, marketing, sales or other financial or business information, and any modifications or enhancements of any of the foregoing.

(b) Inventions or Developments. The Executive agrees that he will, now and in the future, promptly and fully disclose to the Company all discoveries, improvements, inventions, formulas, ideas, processes, designs, techniques, know-how, data and computer programs (whether or not patentable, copyrightable or susceptible to any other form of protection), that are or have been made, conceived, reduced to practice or developed by the Executive, either alone or jointly with others, during his employment with the Company, that are related in any way to the past, current or future business or products of the Company or any of its Affiliates or are devised, made, developed, reduced to practice or perfected utilizing equipment or facilities of the Company or any of its Affiliates (collectively, the “Inventions or Developments”). All Inventions or Developments shall be the sole property of the Company,

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including all patents, copyrights, intellectual property or other rights related thereto and the Executive assigns to the Company all rights (if any) that the Executive may have or acquire in such Inventions or Developments. Notwithstanding the foregoing, this Section 8(b) shall not apply to any Inventions or Developments for which no equipment, supplies, facility or trade secret information of the Company or its Affiliates were used and which were developed entirely on the Executive’s own time, unless: (i) the Inventions or Developments relate to the Business Conducted by the Company or any of its Affiliates or the actual or demonstrably anticipated research or development of the Company or any of its Affiliates; or (ii) the Inventions or Developments result from any work performed by the Executive for the Company or any of its Affiliates.

(c) Restrictive Covenants. The Executive agrees that during the Executive’s employment and for the two (2) year period following the effective date of any termination of the Executive’s employment for any reason (the “Non-Compete Period”), unless the Company gives its advance written consent, the Executive shall not:

(i) participate or engage in, directly or indirectly (whether as an owner, agent, representative, partner, employee, officer, director, independent contractor, consultant, advisor, or in any other capacity calling for the rendition of services, advice, or acts of management, operation or control), any business that, during the Non-Compete Period, is competitive with the Business Conducted by the Company or any of its Affiliates anywhere in the United States, Canada, Mexico, or China (hereinafter, the “Geographic Area”) and which business the Company was engaged (either actively as a going concern or in the process of developing to market) during the two (2) year period preceding his termination of employment;

(ii) directly or indirectly solicit any current employee of the Company or any of its Affiliates, or any individual who becomes an employee of the Company or any of its Affiliates during the Non-Compete Period, to leave such employment; or

(iii) directly or indirectly solicit, seek to divert or dissuade from continuing to do business with or entering into business with the Company or any of its Affiliates, any supplier, customer, or other person or entity with which the Company had, or was actively planning or pursuing, a business relationship at any time during the two (2) year period preceding his termination of employment.

For purposes of this Agreement, during the Executive’s employment, “Business Conducted by the Company or any of its Affiliates” shall mean (a) all businesses conducted by the Company or any of its Affiliates and (b) any material new line of business in which the Company or any of its Affiliates is contemplating engaging in, provided that the plans for the Company or any of its Affiliates to engage in such material new line of business were presented to and not rejected by the Board. For purposes of this Agreement, for two-year period following the effective date of any termination of the Executive’s employment, “Business Conducted by the Company or any of its Affiliates” shall mean (a) all business conducted by the Company or any of its Affiliates as of the effective date of the Executive’s termination of employment and (b) any material new line of business in which the Company or any of its Affiliates engages within the one-year period following the effective date of the Executive’s termination of employment, provided that the plans for the Company or any of its Affiliates to engage in such material new line of business

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were presented to and not rejected by the Board prior to the effective date of the Executive’s termination of employment.

(d) No Diversion of Business Opportunities and Prospects. The Executive agrees that during his employment with the Company: (i) the Executive shall not directly or indirectly engage in any employment, consulting or other business activity that is competitive with the Business Conducted by the Company or any of its Affiliates; (ii) the Executive shall promptly disclose to the Company all business opportunities that are presented to the Executive in his capacity as an employee of the Company or which is of a similar nature to the Business Conducted by the Company or any of its Affiliates or which the Company or its Affiliates have expressed an interest in engaging in the future; and (iii) the Executive shall not usurp or take advantage of any such business opportunity without first offering such opportunity to the Company.

(e) Return of Property. The Executive acknowledges and agrees that immediately upon his termination of employment with the Company he will promptly return (without retaining any copies) all property of the Company, its Affiliates or any third parties that is within his possession, custody or control by virtue of his employment with the Company. Property to be returned to the Company shall include without limitation any and all documents and other things (whether in tangible or electronic format and whether such documents or things contain information that reflect or contain any Confidential Information or proprietary information) in the Executive’s possession, custody or control, further including without limitation all computer programs, passwords, files, and diskettes, all written and printed files, manuals, contracts, memoranda, forms, notes, records and charts (and any and all copies of, or extracts from, any of the foregoing), vehicles, keys, cell phones, credit cards and other equipment and materials furnished to him by the Company; provided, however, that (i) the Executive shall be entitled to keep his home office equipment and (ii) the Company and the Executive shall work together to ensure that any Confidential Information, Inventions or Developments, or other Company business information is removed from such home office equipment.

(f) Irreparable Harm. The Executive acknowledges that: (i) the covenants contained in Sections 2(d) and 8 are reasonable in scope and duration, will not unduly restrict the Executive’s ability to engage in his livelihood, and the Executive’s compliance with Sections 2(d) and 8 is necessary to preserve and protect the Confidential Information, Inventions or Developments, and other legitimate business interests of the Company; (ii) any failure by the Executive to comply with the provisions of Sections 2(d) and 8 will result in irreparable and continuing injury to the Company for which there will be no adequate remedy at law; and (iii) in the event that the Executive should fail to comply with the terms and conditions of Sections 2(d) and 8, in addition to the Company’s right to set off any actual monetary damages to the Company that are a consequence of such failure to comply against any payments and benefits due to the Executive pursuant to Section 7 to the extent permitted by applicable law (provided that any such set offs first shall be taken from amounts not subject to Section 409A of the Code (as defined in Section 10 below), and if such amounts are insufficient, any additional set off shall not be taken until the time an amount subject to Section 409A of the Code would otherwise be paid pursuant to the terms of this Agreement), the Company shall be entitled, in addition to and without limiting such other relief as may be proper, to all types of equitable relief (including but

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not limited to the issuance of an injunction and/or temporary restraining order) as may be necessary to cause the Executive to comply with Sections 2(d) and 8, to restore to the Company its property, and to make the Company whole. The Company and Executive acknowledge and agree that the Company or the Executive’s failure to enforce or insist on its rights under Sections 2(d) and 8 shall not constitute a waiver or abandonment of any such rights or defense to enforcement of such rights. If the provisions of Sections 2(d) and 8 are ever deemed by a court to exceed the limitations permitted by applicable law, the Executive and the Company agree that such provisions shall be, and are, automatically reformed to the maximum lesser limitations permitted by such law.

9. Cooperation. At the request and upon reasonable advance notice where practicable and at the sole expense of the Company, whether during or at any time after the Executive’s employment with the Company or any of its Affiliates, the Executive shall cooperate fully with the Company and its Affiliates (a) in investigating, defending, prosecuting, litigating, filing, initiating or asserting any claims or potential claims (including without limitation in connection with any legal proceeding of any kind) that may be made by or against the Company or any of its Affiliates, to the extent that such claims may relate to or arise out of the Executive’s employment with the Company or any of its Affiliates or with respect to which the Executive has knowledge and (b) without in any way limiting subsection (a) above, to secure any trade name, patent, trademark, copyright or intellectual property protection or other similar rights in the United States and/or in foreign countries, including without limitation, the execution and delivery of assignments, patent applications and other documents or papers. If such cooperation is provided during the Executive’s employment with the Company or any of its Affiliates, the Executive shall not receive any additional compensation from the Company for such cooperation. If the Executive no longer is employed by the Company or any of its Affiliates, the Executive’s obligation to cooperate shall be reasonably limited so as not to unreasonably interfere with his other business obligations. If the Executive spends in excess of ten (10) hours in compliance with this Section 9 after he is no longer employed by the Company or any of its Affiliates, the Company shall compensate the Executive at an hourly rate equal to the amount determined by dividing (x) the Executive’s Base Salary as of the first day of the fiscal year of the Company within which the Executive’s employment is terminated by (y) 2000, and shall reimburse the Executive for any reasonable expenses incurred as a direct result of his providing such cooperation in accordance with Section 3(e) of this Agreement. The Company shall provide such compensation for the Executive’s cooperation within thirty (30) calendar days after receiving from the Executive a written statement stating the number of hours for which he seeks payment and brief description of the cooperation provided, provided that the Executive submits such statement within thirty (30) calendar days after the end of the calendar month in which the Executive provided such cooperation. The Executive’s obligation to cooperate hereunder shall include, without limitation, meeting with such persons at such times and in such places as the Company or its Affiliates may require, and giving evidence and testimony and executing and delivering to the Company and any of its Affiliates any papers requested by any of them (including without limitation joint defense agreements and affidavits). The Executive shall provide immediate notice to the Company of any subpoena or other legal document that he receives that relates in any way to the Company or any of its Affiliates, along with a copy of such subpoena or other legal document.

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10. Compliance with Section 409A. All references in this Agreement to the Executive’s termination of employment shall mean his separation from service within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and Treasury regulations promulgated thereunder. In the event the terms of this Agreement would subject the Executive to the imposition of taxes and penalties (“409A Penalties”) under Section 409A of the Code, the Company and the Executive shall cooperate diligently to amend the terms of the Agreement to avoid such 409A Penalties, to the extent possible. Notwithstanding any other provision in this Agreement, if as of the date on which the Executive’s employment terminates, the Executive is a “specified employee” as determined by the Company, then to the extent any amount payable or benefit provided under this Agreement that the Company reasonably determines would be nonqualified deferred compensation within the meaning of Section 409A of the Code, that under the terms of this Agreement would be payable prior to the six-month anniversary of the Executive’s effective date of termination, such payment or benefit shall be delayed until the earlier to occur of (a) the six-month anniversary of such termination date or (b) the date of the Executive’s death. In the case of taxable benefits that constitute deferred compensation, the Company, in lieu of a delay in payment, may require the Executive to pay the full costs of such benefits during the period described in the preceding sentence and reimburse that Executive for said costs within thirty (30) calendar days after the end of such period. With respect to any reimbursements under this Agreement, such reimbursement shall be made on or before the last day of the Executive’s taxable year following the taxable year in which the expense was incurred by the Executive. The amount of any expenses eligible for reimbursement or the amount of any in-kind benefits provided, as the case may be, under this Agreement during any calendar year (including without limitation pursuant to Sections 9, 11 and 17) shall not affect the amount of expenses eligible for reimbursement or the amount of any in-kind benefits provided during any other calendar year. The right to reimbursement or to any in-kind benefit pursuant to this Agreement shall not be subject to liquidation or exchange for any other benefit. The Executive acknowledges and agrees that notwithstanding this Section 10 or any other provision of this Agreement, the Company and its Affiliates are not providing him with any tax advice with respect to Section 409A of the Code or otherwise and are not making any guarantees or other assurances of any kind to the Executive with respect to the tax consequences or treatment of any amounts paid or payable to the Executive under this Agreement.

11. Section 280G. Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit received or to be received by the Executive in connection with a Change in Control or Executive’s Employment Termination (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, any Person whose actions result in a Change in Control or any Person affiliated with the Company or such Person) (all such payments and benefits being hereinafter called “Total Payments”) would be an “excess parachute payment” pursuant to Code Section 280G or any successor or substitute provision of the Code, with the effect that Executive would be liable for the payment of the excise tax described in Code Section 4999 or any successor or substitute provision of the Code, or any interest or penalties are incurred by Executive with respect to such Total Payments (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then, after taking into account any reduction in the Total Payments provided by reason of Code Section 280G in such other plan, arrangement or agreement, the cash payments provided in Section 7 of this Agreement shall first be reduced, and the non-cash payments and benefits shall thereafter be reduced, to the extent necessary so that no portion of

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the Total Payments is subject to the Excise Tax. Notwithstanding the foregoing, no payments or benefits under this Agreement will be reduced unless: (i) the net amount of the Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments) is greater than (ii) the excess of (A) the net amount of such Total Payments, without reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments), over (B) the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments.

(a) Subject to the provisions of paragraph (b) below, all determinations required to be made under this Section, and the assumptions to be utilized in arriving at such determinations, shall be made by the public accounting firm that serves as the Company’s auditors (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and Executive within 15 business days of the receipt of notice from the Company or Executive that there have been Total Payments, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, Executive shall designate another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall furnish Executive with a written opinion that failure to report the Excise Tax on Executive’s applicable federal income tax return would not result in the imposition of a negligence or similar penalty. Any determination by the Accounting Firm shall be binding upon the Company and Executive, except as provided in paragraph (b) below.

(b) As a result of the uncertainty in the application of Code Section 280G at the time of the initial determination by the Accounting Firm hereunder, it is possible that the Internal Revenue Service (“IRS”) or other agency will claim that an Excise Tax, or a greater Excise Tax, is due, and thus the Company should have made a lesser amount of Total Payment than that determined pursuant to paragraph (a) above. Executive shall notify the Company in writing of any claim by the IRS or other agency that, if successful, would require Executive to pay an Excise Tax or an additional Excise Tax. If the IRS or other agency makes a claim that, if successful, could require Executive to pay an Excise Tax or an additional Excise Tax, the Company shall reduce or further reduce Executive’s payments and benefits in accordance with this Section 11 to the amount necessary to eliminate such Excise Tax or additional Excise Tax. The Company shall pay all fees and expenses of the Executive relating to such a claim by the IRS or other agency.

12. Notices. Notices given pursuant to this Agreement shall be in writing and shall be effective upon personal delivery, upon confirmation of receipt of facsimile transmission, upon the fourth day after mailing by certified mail, or upon the second day after sending by express courier service. Notice to the Company shall be directed to:

Smurfit-Stone Container Corporation

Six CityPlace Drive

Creve Coeur, Missouri 63141

Attention: General Counsel

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Notices to or with respect to the Executive will be directed to the Executive, or to the Executive’s executors, personal representatives or distributees, if the Executive is deceased, or the assignees of the Executive, at the Executive’s home address on the records of the Company. Either party may change the person and/or address to which the other party must give notice under this Section by providing written notice of such change, in accordance with the procedures described in this Section 12.

13. Assignment. This Agreement is enforceable by the Company and its affiliates and other related entities and may be assigned or transferred by the Company to, and shall be binding upon and inure to the benefit of, any parent, subsidiary or other Affiliate of the Company or any entity which at any time, whether by merger, purchase, or otherwise, acquires all or substantially all of the assets, stock or business of the Company (including without limitation any successor and/or reorganized entit(ies) of the Company or any of its Affiliates upon the Effective Date). The Executive and the Company agree that upon the Effective Date, this Agreement shall be assigned to and binding upon such successor entit(ies) of the Company as set forth in the Plan of Reorganization, provided that nothing herein shall limit or otherwise affect the Company’s right to further assign or transfer this Agreement after the Effective Date as set forth in the preceding sentence. The Executive may not assign any of his rights or obligations under this Agreement during his life. Upon the Executive’s death, this Agreement will inure to the benefit of the Executive’s heirs, legatees and legal representatives of the Executive’s estate.

14. Beneficiary. If the Executive dies prior to receiving the amounts to which he is entitled under this Agreement (if any), subject to and in accordance with the terms and conditions of this Agreement, such amounts shall be paid to the beneficiary designated by the Executive in writing to the Company during his lifetime (“Beneficiary”), or if no such Beneficiary is designated, to the Executive’s estate. Notwithstanding anything to the contrary herein, the Beneficiary shall not be entitled to receive any amounts pursuant to Section 7 of this Agreement unless the Beneficiary and any other authorized representatives of the Executive’s estate execute an enforceable waiver and release of claims in accordance with the Executive’s obligations set forth in Section 7(c). The Executive, without the consent of any prior Beneficiary, may change his designation of Beneficiary or Beneficiaries at any time and from time to time by submitting to the Company a new designation in writing.

15. Severability. Each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law. The Executive and the Company agree that in the event that any provision of this Agreement is found to be unreasonable or otherwise unenforceable by a court, it is the purpose and intent of the parties that any such provision be deemed modified or limited, so that as modified or limited, such provision may be enforced to the fullest extent possible. If any provision of this Agreement is held invalid or unenforceable for any reason (after any such modification or limitation pursuant to the preceding sentence, as applicable), such provision will be effective only to the extent of such invalidity or unenforceability without invalidating the remainder of such provision or the remaining provisions of this Agreement.

16. Entire Agreement, Amendment and Waiver. Except as otherwise provided herein, this Agreement embodies the entire agreement and understanding of the parties hereto with regard to the matters described herein and supersedes any and all prior and/or

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contemporaneous agreements and understandings, oral or written, between said parties regarding such matters, provided that nothing herein shall limit or otherwise affect any provision of any Emergence Equity Grant Award Agreement. In the event of any conflict between any provision of this Agreement and any Emergence Equity Grant Award Agreement, the provisions of this Agreement shall govern. Except as set forth in Sections 8(f) and 15, this Agreement may be modified only in a written agreement signed by both the Executive and the Company’s authorized representative. Any party’s failure to enforce this Agreement in the event of one or more events which violate this Agreement shall not constitute a waiver of any right to enforce this Agreement against subsequent violations.

17. Forum Selection. The parties hereby irrevocably consent to, and agree not to object or assert any defense or challenge to, the jurisdiction and venue of the state and federal courts sitting in Chicago, Illinois, and agree that any claim under this Agreement may be brought in any such court. In any action or proceeding to enforce this Agreement, the non-prevailing party shall pay for any and all costs and expenses (including without limitation reasonable attorneys’ fees) of the prevailing party to the maximum extent permissible by applicable law.

18. Governing Law. This Agreement shall be governed by the internal laws of the state of Illinois, without regard to its conflict of laws rules.

19. Headings. The Section headings used herein are for convenience of reference only and are not to be considered in construction of the provisions of this Agreement.

20. Release of Claims. The consideration offered herein is accepted by the Executive as being in full accord, satisfaction, compromise and settlement of any and all amounts that are or may have been due and owing to him pursuant to any term or condition of any offer letter from the Company to the Executive, and the Executive expressly agrees that he is not entitled to and will not receive any further payments, benefits, or other compensation or recovery of any kind from the Company with respect to any such term or condition of such letter.

21. Survival. Sections 2(d) and 4 through 22 herein shall survive and continue in full force and effect in accordance with their respective terms, notwithstanding any termination of the Employment Period or the Executive’s employment.

22. Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original, and both of which together shall constitute one and the same instrument.

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THE PARTIES ACKNOWLEDGE BY SIGNING BELOW THAT THEY HAVE READ AND UNDERSTAND THE ABOVE AND INTEND TO BE BOUND THEREBY:

MICHAEL EXNER	SMURFIT-STONE CONTAINER CORPORATION

By:

Date:	Position:

Date:

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EXHIBIT A

EMERGENCE EQUITY AWARD AGREEMENTS FOR MICHAEL EXNER

EXHIBIT C

AMENDED AND RESTATED

EMPLOYMENT SECURITY AGREEMENT OF JOHN L. KNUDSEN

This Amended and Restated Employment Security Agreement (the “Agreement”) by and between John L. Knudsen (the “Executive”) and Smurfit-Stone Container Corporation (the “Company”) shall be deemed to have been made and entered into as of the date of the order of confirmation entered by the United States Bankruptcy Court for the District of Delaware with respect to the Company’s plan of reorganization in the matter of In re: Smurfit-Stone Container Corp., Case No. 09-10235 (BLS) (the “Chapter 11 Cases”) (such plan, the “Plan of Reorganization” and such date, the “Confirmation Date”), and shall become effective as of June 30, 2010, the effective date of the Plan of Reorganization (the “Effective Date”).

WHEREAS, the Executive currently is employed as the Company’s Senior Vice President, Supply Chain and Capital Strategy and the Company desires to continue to employ the Executive upon and subject to the terms and conditions set forth herein, and the Executive wishes to accept such employment upon and subject to such terms and conditions;

WHEREAS, the Company and the Executive are parties to that certain Employment Security Agreement effective as of July 16, 2008 (such agreement referred to herein as the “Predecessor Agreement”), which Predecessor Agreement was not assumed by the Company during the course of the Chapter 11 Cases;

WHEREAS, the Company and the Executive desire to enter into the Agreement and, in so doing, to amend and restate the Predecessor Agreement in its entirety; and

WHEREAS, the Company has adopted and implemented an Equity Incentive Plan (“Equity Incentive Plan”) as of the Confirmation Date, pursuant to the Plan of Reorganization; and

NOW, THEREFORE, in consideration of the promises and mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by both parties, the parties hereby agree as follows:

1. Employment Period and Position. The Company hereby agrees to employ the Executive as its Senior Vice President, Supply Chain and Capital Strategy (or such other position(s) as the Company may reasonably designate during the Employment Period (as defined below)) and the Executive hereby accepts such employment, subject to the terms and conditions of this Agreement, commencing on the Effective Date until the second anniversary of the Effective Date unless the Executive’s employment is earlier terminated pursuant to Section 4 (such period referred to as the “Initial Term”). The Initial Term shall automatically be extended on the same terms and conditions as set forth in this Agreement for successive two-year periods unless and until either: (a) a party gives the other party no less than ninety (90) calendar days’ advance written notice prior to the end of the Initial Term or any such two-year extension period (as applicable) that such party will not further extend the Initial Term or two-year extension period, or (b) the Company or the Executive terminates the Executive’s employment in accordance with Section 4. The Initial Term and any and all extensions thereof (or partial extension in the event of an earlier termination pursuant to Section 4), if any, shall be collectively referred to as the “Employment Period”.

2. Duties and Responsibilities.

(a) During the Employment Period, the Executive (i) shall perform the duties assigned to him by the Company (provided that the Executive shall not be assigned tasks inconsistent with his position as a senior executive of the Company or any of its Affiliates) faithfully, with the utmost loyalty, to the best of his abilities and in the best interests of the Company; (ii) shall devote his full business time, attention and effort to the affairs of the Company, except that the Executive may serve on (x) corporate boards or committees with the prior written approval of the Company’s Board of Directors (the Company’s pre- and post-Effective Date Boards of Directors hereinafter collectively referred to herein as the “Board”), and/or (y) civic or charitable boards or committees, in either case as long as such activities do not, individually or in the aggregate, interfere with the performance of the Executive’s employment duties and responsibilities or harm the business or reputation of the Company or any of its Affiliates; and (iii) shall not engage in any other business activities (whether or not for gain, profit, or other pecuniary advantage) or any other actions which he knows or reasonably should know could harm the business or reputation of the Company or any of its affiliates or other related entities. For purposes of this Agreement, “Affiliates” shall mean any entity that, directly or indirectly, is controlled by the Company, and any entity in which the Company has a 20% or greater equity interest.

(b) The Executive shall act in conformity with the Company’s written and oral policies and within the limits, budgets and business plans set by the Company. The Executive will at all times during the Employment Period strictly adhere to and obey all of the rules and regulations in effect from time to time relating to the conduct of Company executives. Except as provided in Section 2(a), the Executive shall not engage in consulting work or any trade or business for his own account or for or on behalf of any other person, firm or company that competes, conflicts or interferes with the performance of his duties hereunder in any material way.

(c) The Executive covenants, represents and warrants that: (i) the execution, delivery and complete performance of this Agreement by him does not and will not breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which the Executive is a party or by which he is bound; and (ii) he is not a party to or bound by any employment or services agreement, confidentiality agreement, noncompetition agreement, other restrictive covenant, or other obligation or agreement that would or could prohibit or restrict him from being employed by the Company or from performing any of his duties under this Agreement.

(d) Mutual Non-Disparagement. The Executive shall not, at any time during or after his employment with the Company, make or publish any derogatory, unfavorable, negative, disparaging, false, damaging or deleterious written or oral statements or remarks regarding the Company or any of its Affiliates or any members of their respective boards of directors or managements, or any of their respective business affairs or performance. The Company, members of its Board and its senior executives shall not, at any time during or after the Executive’s employment with the Company, make or publish any derogatory, unfavorable, negative, disparaging, false, damaging or deleterious written or oral statements or remarks regarding the Executive.

3. Compensation and Benefits.

(a) Base Salary. During the Employment Period, subject to the terms and conditions of this Agreement, the Company shall pay to the Executive an annual base salary at the gross rate of $360,000 (the “Base Salary”), payable in installments in accordance with the Company’s executive payroll policy (but not less frequently than monthly). The Base Salary shall be subject to such annual adjustments, if any, as determined by the Board in its discretion, provided that in no event shall the Base Salary be reduced at any time without the Executive’s prior written consent.

(b) Incentive Compensation. During the Employment Period, the Executive shall be eligible to participate in the Company’s annual incentive plan(s), long-term incentive plan(s), and any equity-based and/or other incentive compensation plans established or maintained by the Company in which its senior executive officers are eligible to participate, including without limitation the Company’s Management Incentive Plan (“MIP”) and Equity Incentive Plan (and/or any other similar long-term or equity-based incentive plan).

(c) Emergence Equity Grant. The Company hereby agrees to grant the Executive one hundred and twenty thousandths of one percent (0.120%) on a fully diluted basis of the new common stock of the Company issued on the Effective Date in accordance with and pursuant to the Plan of Reorganization in (i) a stock option award with respect to approximately 0.091% of such shares of new common stock of the Company and (ii) a restricted stock unit award with respect to approximately 0.029% of such shares of new common stock of the Company (the “Emergence Equity Grants”), in accordance with and pursuant to the Company’s Plan of Reorganization and the terms and conditions of the Company’s Equity Incentive Plan, any applicable incentive plan documents, and/or any award statements or agreements (each an “Award Agreement”) and this Agreement (including without limitation with such Emergence Equity Grants to be made on, and effective as of, the dates set forth in the Plan of Reorganization). The Award Agreements for the Emergence Equity Grants shall be in substantially the form set forth in Exhibit A hereto.

(d) Employee Benefits. During the Employment Period, the Executive shall be eligible to participate in such employee benefit plans (including group medical and dental), and to receive such other fringe benefits and perquisites, as the Company may make available to senior executives generally, subject to all present and future terms and conditions of such benefit plans and other fringe benefits and perquisites. The Company reserves the right in its sole discretion to alter, suspend, amend, or discontinue any and all of its employee and fringe benefits, perquisites, benefit plans, policies and procedures, in whole or in part, at any time with or without notice, provided that the Company will not make any change to the Executive’s employee or fringe benefits that it does not also make on a generally consistent basis for other senior executives of the Company.

(e) Expense Reimbursement. The Company shall reimburse the Executive for all reasonable and necessary business expenses incurred by him in connection with his duties hereunder (in each case, as determined by the Company) after the Executive’s timely presentation of IRS-acceptable itemized and documented accounts of such expenditures, provided that the Executive shall secure the Board’s approval before incurring any extraordinary expenses, and further provided that such reimbursement for reasonable and necessary business expenses is subject to the Company’s expense reimbursement policy.

(f) Withholdings and Deductions. Any and all payments to the Executive under this Agreement shall be reduced by required or authorized withholding and deductions.

(g) Clawback. In the event that the Board determines in good faith that the amount of any incentive and/or performance based compensation based in whole or in part on the financial performance of the Company (or any division thereof) paid or granted to the Executive was materially incorrect because the performance criteria were applied incorrectly, within sixty (60) days after receiving written notice from the Board, the Executive shall repay to the Company the portion of any cash payments or return and forfeit the portion of any such grant, as the case may be, that the Executive received that he was not entitled to receive due to such incorrect application of the performance criteria (which such amount(s) to be repaid or returned shall be reduced by the Net Tax Costs (as defined below)), provided that the foregoing written notice from the Board is received by the Executive no later than the earlier of (i) ninety (90) days after the date on which the Company becomes aware of the incorrect application of the performance criteria and (ii) the second anniversary of the payment, vesting or delivery, as applicable, of the compensation. “Net Tax Costs” shall mean the net amount of any federal, state or local income and employment taxes paid by the Executive in respect to the portion of the compensation subject to repayment or return, after taking into account any and all available deductions, credits or other offsets allowable to the Executive (including without limit, any deductions permitted under the claim of right doctrine), and regardless of whether the Executive would be required to amend any prior income or other tax returns.

4. Termination of Employment.

(a) Termination for Cause. Notwithstanding anything to the contrary herein, the Company may terminate the Executive’s employment for Cause (as defined herein) at any time immediately upon written notice. For purposes of this Agreement, “Cause” shall mean any of the following: (i) the Executive’s willful and continued failure to substantially perform his duties as an executive of the Company (other than any such failure resulting from inability due to physical or mental illness or Incapacity), (ii) the Executive’s willful misconduct in the performance of the Executive’s duties or otherwise that results in injury to the Company, monetarily or otherwise, that is material or substantial, (iii) the Executive’s engaging in egregious misconduct to the extent that the Executive’s credibility and reputation no longer conforms to the standard of senior executive officers of the Company, or (iv) the Executive’s material breach or threatened material breach of any provision of this Agreement, including without limitation Section 8 of this Agreement, without the prior express written consent of a duly authorized member of the Board or the Chief Executive Officer of the Company; provided, however, that an occurrence which otherwise may constitute Cause hereunder shall not constitute Cause unless a notice is delivered to the Executive by the Board or the Chief Executive Officer

of the Company that specifically identifies the conduct that the Board or the Company’s Chief Executive Officer believes constitutes Cause and, to the extent such conduct is reasonably capable of cure, the Company gives the Executive at least fifteen (15) days to cure such alleged conduct.

(b) Voluntary Resignation by the Executive With or Without Good Reason. Notwithstanding anything to the contrary herein, the Executive may terminate his employment with the Company for Good Reason (as defined herein) at any time by written notice to the Company. After the ninetieth (90th) calendar day after the Effective Date, the Executive may terminate his employment with the Company upon sixty (60) calendar days’ advance written notice without Good Reason, and the Executive’s employment shall terminate effective as of the effective date of any such notice or such later effective termination date as the Executive may specify in the notice (which shall in no event be later than sixty (60) calendar days after the notice is given unless otherwise agreed to in writing by the Board or the Chief Executive Officer of the Company). For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following without the Executive’s consent: (i) assigning the Executive duties that are materially inconsistent with the Executive’s then-current status as a senior executive of the Company; (ii) requiring the Executive to report other than to the Company’s Chief Executive Officer or President; (iii) failure of the Company to pay any portion of the Executive’s compensation within ten (10) days after the date such compensation is due or first may be paid pursuant to applicable law; (iv) failure of the Company to continue in effect any broad-based bonus or incentive plan, welfare benefit, pension, retirement benefit or other benefit plan in which the Executive participates or becomes eligible to participate unless such discontinuance applies on a consistent basis to other senior executives of the Company, or a reduction by the Company of the Executive’s target level participation (as a percentage of the Executive’s base salary and on an annualized basis) in its annual incentive bonus plan from the lower of such target levels of his participation in the Company’s 2010 MIP as approved by the Board prior to the Effective Date (unless such reduction is made on a consistent basis for other Company executives other than the Chief Executive Officer or President); (v) the Agreement is not assigned to a successor to the Company pursuant to the Plan of Reorganization; or (vi) any material breach of this Agreement or any Award Agreement applicable to an Emergence Equity Grant; provided, however, that an occurrence which otherwise may constitute Good Reason hereunder shall not constitute Good Reason unless the Executive (y) provides to the Company, at least thirty (30) calendar days prior to the Executive’s contemplated resignation for Good Reason, a written notice containing reasonable detail setting forth the basis for the Executive’s claim that an occurrence constitutes Good Reason, and (z) the Company fails to cure or otherwise remedy such occurrence within thirty (30) calendar days after receiving such notice from the Executive. Notwithstanding anything to the contrary herein, the parties hereto acknowledge and agree that the Executive must exercise his right to terminate his employment for Good Reason within ninety (90) calendar days after the event that gives rise to such right, and that if the Executive fails to timely exercise such right and subsequently resigns, such resignation shall be deemed for all purposes of this Agreement to be without Good Reason. The Executive acknowledges and agrees that the restructuring events that have taken place or will take place solely pursuant to the Company’s Plan of Reorganization shall not constitute Good Reason for purposes of this Agreement.

(c) Termination Due to Death or Incapacity. Notwithstanding anything to the contrary herein, the Executive’s employment with the Company shall terminate automatically upon the Executive’s death, and the Company may immediately terminate the Executive’s employment with the Company by written notice at any time upon the Executive’s Incapacity (as defined below) effective as of the date of the Executive’s Incapacity. For purposes of this Agreement, “Incapacity” shall mean such physical or mental condition of the Executive which renders and is expected to render the Executive incapable of performing the essential functions of his position hereunder with or without reasonable accommodation for ninety (90) consecutive calendar days, or for 120 calendar days (whether consecutive or not) within any 180-calendar-day period, as determined in good faith by the Board upon consultation with a physician selected by the Board in its discretion. The Executive hereby agrees to submit to any reasonable medical examination(s) as may be recommended by the Board for the purpose of determining the existence or absence of Incapacity.

(d) Termination by the Company Other Than for Cause or Incapacity. Notwithstanding anything to the contrary herein, the Company may terminate the Executive’s employment with the Company for any reason other than Cause or Incapacity or for no reason, at any time upon thirty (30) calendar days’ advance written notice to the Executive signed by a duly authorized representative of the Board or the Company’s Chief Executive Officer, and such termination shall be effective upon the effective date of such notice or such later effective termination date as the Company may specify in the notice.

(e) Voluntary Termination Following a Company Change in Control. Notwithstanding anything to the contrary herein, the Executive may terminate his employment with the Company at any time within the 24-month period following a Company Change in Control (as defined herein) with or without Good Reason, provided that the Executive complies with notice requirements set forth in Section 4(b). Neither a Change in Control with respect to any affiliate of the Company nor the assignment of this Agreement to any reorganized entity of the Company pursuant to the Plan of Reorganization shall constitute a Change in Control for the purposes of this Agreement. “Change in Control” shall mean the occurrence of any one or more of the following:

(i) The “beneficial ownership” of securities representing more than 40% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Company Voting Securities”) is accumulated, held or acquired by a Person (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended, and used in Sections 13(d) and 14(d) thereof) other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned, directly or indirectly, by the Company’s stockholders in substantially the same proportions as their ownership of stock of the Company; provided, however, that any acquisition from the Company or any acquisition pursuant to a transaction that complies with clauses (A), (B) and (C) of subparagraph (iii) of this definition will not be a Change in Control under this subparagraph (i), and provided further that immediately prior to such accumulation, holding or acquisition, such person was not a direct or indirect beneficial owner of 40% or more of the Company Voting Securities;

(ii) Individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that an individual becoming a director subsequent to that date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii) Consummation by the Company of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all the assets of the Company or the acquisition of assets or stock of another entity (a “Business Combination”), in each case, unless immediately following such Business Combination: (A) more than 60% of the combined voting power of then outstanding voting securities entitled to vote generally in the election of directors of (i) the corporation resulting from such Business Combination (the “Surviving Corporation”), or (ii) if applicable, a corporation that as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries (the “Parent Corporation”), is represented, directly or indirectly, by Company Voting Securities outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Company Voting Securities; (B) no person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 40% or more of the combined voting power of the then outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) except to the extent that such ownership of the Company existed prior to the Business Combination; and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) were members of the incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination;

(iv) Approval by the Company’s stockholders of a complete liquidation or dissolution of the Company; or

(v) The consummation of a reorganization, complete liquidation, or dissolution under the U.S. Bankruptcy Code subsequent to the Effective Date (and excluding the Plan of Reorganization as defined herein).

5. The Executive’s Duties After Notice of Termination. For any period in which the Executive gives or is given notice prior to the effective date of the Executive’s termination, unless otherwise directed by the Company, the Executive shall be expected and required to continue performing the Executive’s duties and responsibilities in accordance with Section 2 of this Agreement for the notice period up to the effective date of the termination of the Executive’s employment.

6. Removal from Positions. Any termination of the Executive’s employment shall automatically effectuate the Executive’s removal from the officer and/or Board positions that the Executive then holds with the Company and its Affiliates and any employee benefit plans, as of the effective termination date.

7. Payments Upon Termination of Employment.

(a) The parties acknowledge and agree that except as expressly provided in Sections 7(b), (c) and (d) of this Agreement, in the event of the termination of the Executive’s employment, the Company’s sole obligation under this Agreement shall be to pay the Executive (i) any accrued but unpaid Base Salary through the effective date of the termination, (ii) any earned but unpaid bonus under the Company’s annual incentive plan pursuant to, and in accordance with, the terms and conditions of such plan; (iii) any earned but unused vacation time as determined in accordance with the Company’s policies then in effect, and (iv) any unreimbursed expenses pursuant to Section 3(e) of this Agreement existing at that time.

(b) In the event that the Executive terminates his employment with the Company without Good Reason in accordance with Section 4(b) of this Agreement, subject to the terms and conditions of this Agreement, the Company’s sole obligation shall be to pay to the Executive all such amounts due to him pursuant to Section 7(a) of this Agreement.

(c) In the event that the Company terminates the Executive’s employment pursuant to Section 4(d) of this Agreement or the Executive terminates his employment with the Company for Good Reason in accordance with Section 4(b) of this Agreement, subject to the terms and conditions of this Agreement, and provided that the Executive executes (without revoking) and returns to the Company an enforceable waiver and release in a form acceptable to the Company (a “Release Agreement”) within the time period specified by the Company (which time period shall not be more than sixty (60) calendar days after the effective date of the Executive’s termination of employment) and further provided that the Executive remains in compliance with Sections 2(d), 8 and 9 of this Agreement, the Company’s sole obligation under this Agreement shall be:

(i) to pay to the Executive all such amounts due to him pursuant to Section 7(a) of this Agreement;

(ii) to pay to the Executive a gross amount equal to two (2) times the Executive’s then-current Base Salary, payable in equal installments during the two (2) year period following the effective termination date of the Executive’s employment;

(iii) to pay to the Executive a gross amount equal to two (2) times the greater of (A) the average of the gross amounts earned by the Executive under the annual incentive plan during the three (3) complete fiscal years prior to the effective termination date of the Executive’s employment and (B) the actual gross amount earned by the Executive under the annual incentive plan during the fiscal year immediately preceding the effective termination date of the Executive’s employment, payable in equal installments during the two (2) year period following the effective termination date of the Executive’s employment;

(iv) to continue to pay the employer portion of the Executive’s premiums to continue his then-current coverage as of the effective termination date of his employment under the Company’s comprehensive medical and dental plans for the period beginning on the effective date of the Executive’s termination of employment and ending on the earlier of (A) two years thereafter or (B) the date the Executive becomes eligible for coverage by a medical and dental plans maintained by an entity other than the Company or an Affiliate that provide coverage or benefits at least comparable, in all material respects, to the Company’s medical and dental plans, with the period of such coverage to run concurrently with any coverage period provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) (provided that the Executive has timely elected such COBRA coverage in accordance with Company policy and applicable law); and

(v) to the extent provided for in the Executive’s applicable Award Agreements (including without limitation, such Award Agreement(s) attached hereto as Exhibit A), cause any and all unvested portions of the Executive’s restricted shares, stock options, and any and all other equity-based awards to become vested and exercisable (as applicable) as of the effective date of the Executive’s termination of employment.

The Executive acknowledges and agrees that for purposes of Section 7 of this Agreement, “annual incentive bonus” shall mean the Executive’s incentive bonus under the Company’s MIP then in effect or such other similar annual incentive bonus plan or program then in effect.

(d) In the event that the Executive dies or the Company terminates the Executive’s employment pursuant to Section 4(c) of this Agreement due to Incapacity, subject to the terms and conditions of this Agreement, the Company’s sole obligation under this Agreement shall be to: (i) pay to the Executive all such amounts due to him pursuant to Section 7(a) of this Agreement; (ii) pay to the Executive a pro-rated portion of any annual incentive bonus(es) (if any) that the Executive would have earned for the performance period(s) in which the effective termination date of his employment occurred as though he had remained employed and been entitled to receive such bonus(es) for the applicable incentive plan performance period(s), the amount of which pro-rated bonus payment(s) shall be based upon the number of full calendar months in which the Executive was employed during the applicable performance period(s) and paid at such time(s) as provided in such annual incentive plan; and (iii) to the extent provided for in the Executive’s applicable Award Agreements (including without limitation, such Award Agreement(s) attached hereto as Exhibit A), cause any and all unvested portions of the Executive’s restricted shares, stock options, and any and all other equity-based awards to become vested and exercisable (as applicable) as of the effective date of the Executive’s termination of employment.

(e) Timing of Payments. Subject to the terms and conditions of this Agreement (including without limitation Section 10) and provided that the Executive executes (without revoking) a Release Agreement as set forth in Section 7(c) above (as applicable) and the applicable statutory revocation period with respect to such Release Agreement has expired, and further provided that the Executive remains in compliance with Sections 5, 8 and 9 of this Agreement, any payments or benefits made available to the Executive by the Company pursuant to this Section will be made or commence (as applicable) as follows: (i) any payments made pursuant to Sections 7(c)(ii) and (iii) will commence on the sixtieth (60th) calendar day following the effective termination date of the Executive’s employment; and (ii) the payments and benefits in Sections 7(a), 7(b), and 7(c)(i), (iv) and (v), and 7(d) will be paid or commence (as applicable) at such times and in such manner as set forth in the applicable Company policy and plan documents.

8. Confidentiality, Intellectual Property and Restrictive Covenants. The Company and the Executive agree that, by virtue of his unique relationship with the Company (including pursuant to this Agreement), the Executive has and will acquire and have access to, and has and will continue to develop substantial and intimate knowledge of, the Company’s Confidential Information (defined below), and has and will also continue to develop a unique and comprehensive familiarity with the Company and the Business Conducted by the Company or any of its Affiliates, which the Executive would not have otherwise had but for his employment with the Company, and which the Executive acknowledges are valuable assets of the Company. Accordingly, the Executive agrees, in exchange for the consideration and mutual covenants contained in this Agreement, to undertake the following obligations, which he acknowledges are reasonably designed to protect the legitimate business interests of the Company, without unreasonably restricting his post-employment opportunities:

(a) Confidential Information. The Executive acknowledges that during his employment with the Company he has had and will continue to have, and may continue to have during the Non-Compete Period (as defined below), access to Confidential Information of the Company, its Affiliates and, in certain situations, certain third parties who provide information to the Company subject to confidentiality and non-use restrictions. All Confidential Information is of irreplaceable value to the Company, its Affiliates and such third parties. Except as required to properly perform the Executive’s responsibilities for the Company and its Affiliates, to comply with law or regulation, or as authorized in writing in advance by the Company, the Executive shall not, at any time, use, disclose, or take any action which may result in the use or disclosure of any Confidential Information. For purposes of this Agreement, “Confidential Information” shall mean all confidential and proprietary information of the Company, its Affiliates and, in certain situations, certain third parties who provide information to the Company subject to confidentiality and non-use restrictions, and includes, but is not limited to, actual and prospective customer and client lists and pricing information, business plans, programs and tactics, research and development information (including without limitation information relating to the formulation, testing, registration, use, safety, efficacy and/or effects of marketed products and compounds under development), personnel information, and all other information unique to the Company and not readily available to the public, including designs, improvements, inventions, formulas, compilations, methods, strategies, capabilities, forecasts, software programs, processes, know-how, data, operating methods and techniques, “Inventions or Developments” (as defined below), and all business costs, profits, vendors, markets, sales, products, marketing, sales or other financial or business information, and any modifications or enhancements of any of the foregoing.

(b) Inventions or Developments. The Executive agrees that he will, now and in the future, promptly and fully disclose to the Company all discoveries, improvements, inventions, formulas, ideas, processes, designs, techniques, know-how, data and computer programs (whether or not patentable, copyrightable or susceptible to any other form of protection), that are or have been made, conceived, reduced to practice or developed by the

Executive, either alone or jointly with others, during his employment with the Company, that are related in any way to the past, current or future business or products of the Company or any of its Affiliates or are devised, made, developed, reduced to practice or perfected utilizing equipment or facilities of the Company or any of its Affiliates (collectively, the “Inventions or Developments”). All Inventions or Developments shall be the sole property of the Company, including all patents, copyrights, intellectual property or other rights related thereto and the Executive assigns to the Company all rights (if any) that the Executive may have or acquire in such Inventions or Developments. Notwithstanding the foregoing, this Section 8(b) shall not apply to any Inventions or Developments for which no equipment, supplies, facility or trade secret information of the Company or its Affiliates were used and which were developed entirely on the Executive’s own time, unless: (i) the Inventions or Developments relate to the Business Conducted by the Company or any of its Affiliates or the actual or demonstrably anticipated research or development of the Company or any of its Affiliates; or (ii) the Inventions or Developments result from any work performed by the Executive for the Company or any of its Affiliates.

(c) Restrictive Covenants. The Executive agrees that during the Executive’s employment and for the two (2) year period following the effective date of any termination of the Executive’s employment for any reason (the “Non-Compete Period”), unless the Company gives its advance written consent, the Executive shall not:

(i) participate or engage in, directly or indirectly (whether as an owner, agent, representative, partner, employee, officer, director, independent contractor, consultant, advisor, or in any other capacity calling for the rendition of services, advice, or acts of management, operation or control), any business that, during the Non-Compete Period, is competitive with the Business Conducted by the Company or any of its Affiliates anywhere in the United States, Canada, Mexico, or China (hereinafter, the “Geographic Area”) and which business the Company was engaged (either actively as a going concern or in the process of developing to market) during the two (2) year period preceding his termination of employment;

(ii) directly or indirectly solicit any current employee of the Company or any of its Affiliates, or any individual who becomes an employee of the Company or any of its Affiliates during the Non-Compete Period, to leave such employment; or

(iii) directly or indirectly solicit, seek to divert or dissuade from continuing to do business with or entering into business with the Company or any of its Affiliates, any supplier, customer, or other person or entity with which the Company had, or was actively planning or pursuing, a business relationship at any time during the two (2) year period preceding his termination of employment.

For purposes of this Agreement, during the Executive’s employment, “Business Conducted by the Company or any of its Affiliates” shall mean (a) all businesses conducted by the Company or any of its Affiliates and (b) any material new line of business in which the Company or any of its Affiliates is contemplating engaging in, provided that the plans for the Company or any of its Affiliates to engage in such material new line of business were presented to and not rejected by the Board. For purposes of this Agreement, for two-year period following the effective date of any termination of the Executive’s employment, “Business Conducted by the Company or any of its Affiliates” shall mean (a) all business conducted by the Company or any of its Affiliates as of the effective date of the Executive’s termination of employment and (b) any material new line of business in which the Company or any of its Affiliates engages within the one-year period following the effective date of the Executive’s termination of employment, provided that the plans for the Company or any of its Affiliates to engage in such material new line of business were presented to and not rejected by the Board prior to the effective date of the Executive’s termination of employment.

(d) No Diversion of Business Opportunities and Prospects. The Executive agrees that during his employment with the Company: (i) the Executive shall not directly or indirectly engage in any employment, consulting or other business activity that is competitive with the Business Conducted by the Company or any of its Affiliates; (ii) the Executive shall promptly disclose to the Company all business opportunities that are presented to the Executive in his capacity as an employee of the Company or which is of a similar nature to the Business Conducted by the Company or any of its Affiliates or which the Company or its Affiliates have expressed an interest in engaging in the future; and (iii) the Executive shall not usurp or take advantage of any such business opportunity without first offering such opportunity to the Company.

(e) Return of Property. The Executive acknowledges and agrees that immediately upon his termination of employment with the Company he will promptly return (without retaining any copies) all property of the Company, its Affiliates or any third parties that is within his possession, custody or control by virtue of his employment with the Company. Property to be returned to the Company shall include without limitation any and all documents and other things (whether in tangible or electronic format and whether such documents or things contain information that reflect or contain any Confidential Information or proprietary information) in the Executive’s possession, custody or control, further including without limitation all computer programs, passwords, files, and diskettes, all written and printed files, manuals, contracts, memoranda, forms, notes, records and charts (and any and all copies of, or extracts from, any of the foregoing), vehicles, keys, cell phones, credit cards and other equipment and materials furnished to him by the Company; provided, however, that (i) the Executive shall be entitled to keep his home office equipment and (ii) the Company and the Executive shall work together to ensure that any Confidential Information, Inventions or Developments, or other Company business information is removed from such home office equipment.

(f) Irreparable Harm. The Executive acknowledges that: (i) the covenants contained in Sections 2(d) and 8 are reasonable in scope and duration, will not unduly restrict the Executive’s ability to engage in his livelihood, and the Executive’s compliance with Sections 2(d) and 8 is necessary to preserve and protect the Confidential Information, Inventions or Developments, and other legitimate business interests of the Company; (ii) any failure by the Executive to comply with the provisions of Sections 2(d) and 8 will result in irreparable and continuing injury to the Company for which there will be no adequate remedy at law; and (iii) in the event that the Executive should fail to comply with the terms and conditions of Sections 2(d) and 8, in addition to the Company’s right to set off any actual monetary damages to the Company that are a consequence of such failure to comply against any payments and benefits due to the Executive pursuant to Section 7 to the extent permitted by applicable law (provided that any such set offs first shall be taken from amounts not subject to Section 409A of the Code (as defined in Section 10 below), and if such amounts are insufficient, any additional set off shall not be taken until the time an amount subject to Section 409A of the Code would otherwise be paid pursuant to the terms of this Agreement), the Company shall be entitled, in addition to and without limiting such other relief as may be proper, to all types of equitable relief (including but not limited to the issuance of an injunction and/or temporary restraining order) as may be necessary to cause the Executive to comply with Sections 2(d) and 8, to restore to the Company its property, and to make the Company whole. The Company and Executive acknowledge and agree that the Company or the Executive’s failure to enforce or insist on its rights under Sections 2(d) and 8 shall not constitute a waiver or abandonment of any such rights or defense to enforcement of such rights. If the provisions of Sections 2(d) and 8 are ever deemed by a court to exceed the limitations permitted by applicable law, the Executive and the Company agree that such provisions shall be, and are, automatically reformed to the maximum lesser limitations permitted by such law.

9. Cooperation. At the request and upon reasonable advance notice where practicable and at the sole expense of the Company, whether during or at any time after the Executive’s employment with the Company or any of its Affiliates, the Executive shall cooperate fully with the Company and its Affiliates (a) in investigating, defending, prosecuting, litigating, filing, initiating or asserting any claims or potential claims (including without limitation in connection with any legal proceeding of any kind) that may be made by or against the Company or any of its Affiliates, to the extent that such claims may relate to or arise out of the Executive’s employment with the Company or any of its Affiliates or with respect to which the Executive has knowledge and (b) without in any way limiting subsection (a) above, to secure any trade name, patent, trademark, copyright or intellectual property protection or other similar rights in the United States and/or in foreign countries, including without limitation, the execution and delivery of assignments, patent applications and other documents or papers. If such cooperation is provided during the Executive’s employment with the Company or any of its Affiliates, the Executive shall not receive any additional compensation from the Company for such cooperation. If the Executive no longer is employed by the Company or any of its Affiliates, the Executive’s obligation to cooperate shall be reasonably limited so as not to unreasonably interfere with his other business obligations. If the Executive spends in excess of ten (10) hours in compliance with this Section 9 after he is no longer employed by the Company or any of its Affiliates, the Company shall compensate the Executive at an hourly rate equal to the amount determined by dividing (x) the Executive’s Base Salary as of the first day of the fiscal year of the Company within which the Executive’s employment is terminated by (y) 2000, and shall reimburse the Executive for any reasonable expenses incurred as a direct result of his providing such cooperation in accordance with Section 3(e) of this Agreement. The Company shall provide such compensation for the Executive’s cooperation within thirty (30) calendar days after receiving from the Executive a written statement stating the number of hours for which he seeks payment and brief description of the cooperation provided, provided that the Executive submits such statement within thirty (30) calendar days after the end of the calendar month in which the Executive provided such cooperation. The Executive’s obligation to cooperate hereunder shall include, without limitation, meeting with such persons at such times and in such places as the Company or its Affiliates may require, and giving evidence and testimony and executing and delivering to the Company and any of its Affiliates any papers requested by any of them (including without limitation joint defense agreements and affidavits). The Executive shall provide immediate notice to the Company of any subpoena or other legal document that he receives that relates in any way to the Company or any of its Affiliates, along with a copy of such subpoena or other legal document.

10. Compliance with Section 409A. All references in this Agreement to the Executive’s termination of employment shall mean his separation from service within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and Treasury regulations promulgated thereunder. In the event the terms of this Agreement would subject the Executive to the imposition of taxes and penalties (“409A Penalties”) under Section 409A of the Code, the Company and the Executive shall cooperate diligently to amend the terms of the Agreement to avoid such 409A Penalties, to the extent possible. Notwithstanding any other provision in this Agreement, if as of the date on which the Executive’s employment terminates, the Executive is a “specified employee” as determined by the Company, then to the extent any amount payable or benefit provided under this Agreement that the Company reasonably determines would be nonqualified deferred compensation within the meaning of Section 409A of the Code, that under the terms of this Agreement would be payable prior to the six-month anniversary of the Executive’s effective date of termination, such payment or benefit shall be delayed until the earlier to occur of (a) the six-month anniversary of such termination date or (b) the date of the Executive’s death. In the case of taxable benefits that constitute deferred compensation, the Company, in lieu of a delay in payment, may require the Executive to pay the full costs of such benefits during the period described in the preceding sentence and reimburse that Executive for said costs within thirty (30) calendar days after the end of such period. With respect to any reimbursements under this Agreement, such reimbursement shall be made on or before the last day of the Executive’s taxable year following the taxable year in which the expense was incurred by the Executive. The amount of any expenses eligible for reimbursement or the amount of any in-kind benefits provided, as the case may be, under this Agreement during any calendar year (including without limitation pursuant to Sections 9, 11 and 17) shall not affect the amount of expenses eligible for reimbursement or the amount of any in-kind benefits provided during any other calendar year. The right to reimbursement or to any in-kind benefit pursuant to this Agreement shall not be subject to liquidation or exchange for any other benefit. The Executive acknowledges and agrees that notwithstanding this Section 10 or any other provision of this Agreement, the Company and its Affiliates are not providing him with any tax advice with respect to Section 409A of the Code or otherwise and are not making any guarantees or other assurances of any kind to the Executive with respect to the tax consequences or treatment of any amounts paid or payable to the Executive under this Agreement.

11. Section 280G. Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit received or to be received by the Executive in connection with a Change in Control or Executive’s Employment Termination (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, any Person whose actions result in a Change in Control or any Person affiliated with the Company or such Person) (all such payments and benefits being hereinafter called “Total Payments”) would be an “excess parachute payment” pursuant to Code Section 280G or any successor or substitute provision of the Code, with the effect that Executive would be liable for the payment of the excise tax described in Code Section 4999 or any successor or substitute provision of the Code, or any interest or penalties are incurred by Executive with respect to such Total Payments (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then, after taking into account any reduction in the Total Payments provided by reason of Code Section 280G in such other plan, arrangement or agreement, the cash payments provided in Section 7 of this Agreement shall first be reduced, and the non-cash payments and benefits shall thereafter be reduced, to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax. Notwithstanding the foregoing, no payments or benefits under this Agreement will be reduced unless: (i) the net amount of the Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments) is greater than (ii) the excess of (A) the net amount of such Total Payments, without reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments), over (B) the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments.

(a) Subject to the provisions of paragraph (b) below, all determinations required to be made under this Section, and the assumptions to be utilized in arriving at such determinations, shall be made by the public accounting firm that serves as the Company’s auditors (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and Executive within 15 business days of the receipt of notice from the Company or Executive that there have been Total Payments, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, Executive shall designate another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall furnish Executive with a written opinion that failure to report the Excise Tax on Executive’s applicable federal income tax return would not result in the imposition of a negligence or similar penalty. Any determination by the Accounting Firm shall be binding upon the Company and Executive, except as provided in paragraph (b) below.

(b) As a result of the uncertainty in the application of Code Section 280G at the time of the initial determination by the Accounting Firm hereunder, it is possible that the Internal Revenue Service (“IRS”) or other agency will claim that an Excise Tax, or a greater Excise Tax, is due, and thus the Company should have made a lesser amount of Total Payment than that determined pursuant to paragraph (a) above. Executive shall notify the Company in writing of any claim by the IRS or other agency that, if successful, would require Executive to pay an Excise Tax or an additional Excise Tax. If the IRS or other agency makes a claim that, if successful, could require Executive to pay an Excise Tax or an additional Excise Tax, the Company shall reduce or further reduce Executive’s payments and benefits in accordance with this Section 11 to the amount necessary to eliminate such Excise Tax or additional Excise Tax. The Company shall pay all fees and expenses of the Executive relating to such a claim by the IRS or other agency.

12. Notices. Notices given pursuant to this Agreement shall be in writing and shall be effective upon personal delivery, upon confirmation of receipt of facsimile transmission, upon the fourth day after mailing by certified mail, or upon the second day after sending by express courier service. Notice to the Company shall be directed to:

Smurfit-Stone Container Corporation

Six CityPlace Drive

Creve Coeur, Missouri 63141

Attention: General Counsel

Notices to or with respect to the Executive will be directed to the Executive, or to the Executive’s executors, personal representatives or distributees, if the Executive is deceased, or the assignees of the Executive, at the Executive’s home address on the records of the Company. Either party may change the person and/or address to which the other party must give notice under this Section by providing written notice of such change, in accordance with the procedures described in this Section 12.

13. Assignment. This Agreement is enforceable by the Company and its affiliates and other related entities and may be assigned or transferred by the Company to, and shall be binding upon and inure to the benefit of, any parent, subsidiary or other Affiliate of the Company or any entity which at any time, whether by merger, purchase, or otherwise, acquires all or substantially all of the assets, stock or business of the Company (including without limitation any successor and/or reorganized entit(ies) of the Company or any of its Affiliates upon the Effective Date). The Executive and the Company agree that upon the Effective Date, this Agreement shall be assigned to and binding upon such successor entit(ies) of the Company as set forth in the Plan of Reorganization, provided that nothing herein shall limit or otherwise affect the Company’s right to further assign or transfer this Agreement after the Effective Date as set forth in the preceding sentence. The Executive may not assign any of his rights or obligations under this Agreement during his life. Upon the Executive’s death, this Agreement will inure to the benefit of the Executive’s heirs, legatees and legal representatives of the Executive’s estate.

14. Beneficiary. If the Executive dies prior to receiving the amounts to which he is entitled under this Agreement (if any), subject to and in accordance with the terms and conditions of this Agreement, such amounts shall be paid to the beneficiary designated by the Executive in writing to the Company during his lifetime (“Beneficiary”), or if no such Beneficiary is designated, to the Executive’s estate. Notwithstanding anything to the contrary herein, the Beneficiary shall not be entitled to receive any amounts pursuant to Section 7 of this Agreement unless the Beneficiary and any other authorized representatives of the Executive’s estate execute an enforceable waiver and release of claims in accordance with the Executive’s obligations set forth in Section 7(c). The Executive, without the consent of any prior Beneficiary, may change his designation of Beneficiary or Beneficiaries at any time and from time to time by submitting to the Company a new designation in writing.

15. Severability. Each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law. The Executive and the Company agree that in the event that any provision of this Agreement is found to be unreasonable or otherwise unenforceable by a court, it is the purpose and intent of the parties that any such provision be deemed modified or limited, so that as modified or limited, such provision may be enforced to the fullest extent possible. If any provision of this Agreement is held invalid or unenforceable for any reason (after any such modification or limitation pursuant to the preceding sentence, as applicable), such provision will be effective only to the extent of such invalidity or unenforceability without invalidating the remainder of such provision or the remaining provisions of this Agreement.

16. Entire Agreement, Amendment and Waiver. Except as otherwise provided herein, this Agreement embodies the entire agreement and understanding of the parties hereto with regard to the matters described herein and supersedes any and all prior and/or contemporaneous agreements and understandings, oral or written, between said parties regarding such matters, provided that nothing herein shall limit or otherwise affect any provision of any Emergence Equity Grant Award Agreement. In the event of any conflict between any provision of this Agreement and any Emergence Equity Grant Award Agreement, the provisions of this Agreement shall govern. The Executive and the Company acknowledge and agree that this Agreement amends and restates the Predecessor Agreement in its entirety and that as of the Effective Date the provisions of this Agreement shall replace each and every provision of the Predecessor Agreement, at which time the provisions of the Predecessor Agreement shall be null and void, and shall be of no further force or effect. Except as set forth in Sections 8(f) and 15, this Agreement may be modified only in a written agreement signed by both the Executive and the Company’s authorized representative. Any party’s failure to enforce this Agreement in the event of one or more events which violate this Agreement shall not constitute a waiver of any right to enforce this Agreement against subsequent violations.

17. Forum Selection. The parties hereby irrevocably consent to, and agree not to object or assert any defense or challenge to, the jurisdiction and venue of the state and federal courts sitting in Chicago, Illinois, and agree that any claim under this Agreement may be brought in any such court. In any action or proceeding to enforce this Agreement, the non-prevailing party shall pay for any and all costs and expenses (including without limitation reasonable attorneys’ fees) of the prevailing party to the maximum extent permissible by applicable law.

18. Governing Law. This Agreement shall be governed by the internal laws of the state of Illinois, without regard to its conflict of laws rules.

19. Headings. The Section headings used herein are for convenience of reference only and are not to be considered in construction of the provisions of this Agreement.

20. Release of Claims Under Predecessor Agreement. The consideration offered herein is accepted by the Executive as being in full accord, satisfaction, compromise and settlement of any and all amounts that are or may have been due and owing to him pursuant to any term or condition of the Predecessor Agreement, and the Executive expressly agrees that he is not entitled to and will not receive any further payments, benefits, or other compensation or recovery of any kind from the Company with respect to any such term or condition of the Predecessor Agreement.

21. Survival. Sections 2(d) and 4 through 22 herein shall survive and continue in full force and effect in accordance with their respective terms, notwithstanding any termination of the Employment Period or the Executive’s employment.

22. Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original, and both of which together shall constitute one and the same instrument.

THE PARTIES ACKNOWLEDGE BY SIGNING BELOW THAT THEY HAVE READ AND UNDERSTAND THE ABOVE AND INTEND TO BE BOUND THEREBY:

JOHN L. KNUDSEN	SMURFIT-STONE CONTAINER CORPORATION

By:

Date:	Position:

Date:

EXHIBIT A

EMERGENCE EQUITY AWARD AGREEMENTS FOR JOHN L. KNUDSEN

EXHIBIT D

Amended and Restated Employment Security Agreement

This Amended and Restated Employment Security Agreement (the “Agreement”) by and between Mark R. O’Bryan (the “Executive”) and Smurfit-Stone Container Corporation (the “Company”) shall be deemed to have been made and entered into as of the date of the order of confirmation entered by the United States Bankruptcy Court for the District of Delaware with respect to the Company’s Plan of Reorganization (as defined below), and shall become effective as of June 30, 2010, the effective date of the Plan of Reorganization (the “Effective Date”).

WHEREAS, the Company and the Executive are parties to that certain Employment Security Agreement effective as of July 16, 2008 (such agreement referred to herein as the “Predecessor Agreement”) to, among other things, provide protection to the Executive in connection with a change in control of the Company; and

WHEREAS, the Company and the Executive desire to enter into this Agreement and, in so doing, to amend and restate the Predecessor Agreement in its entirety;

NOW, THEREFORE, it is hereby agreed by and between the parties, for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, as follows:

1.	Payments and Benefits Upon Employment Termination On or After a Change in Control. If on or within two (2) years after a Change in Control (all capitalized terms as defined herein), the Company terminates the Executive’s employment with the Company and its Affiliates without Cause and for a reason other than death or Incapacity or the Executive voluntarily terminates such employment with Good Reason, subject to the terms and conditions of this Agreement, and provided that the Executive executes (without revoking) and returns to the Company an enforceable waiver and release in a form acceptable to the Company (a “Release Agreement”) within the time period specified by the Company (which time period shall not be more than sixty (60) calendar days after the Executive’s Date of Termination (as defined in Section 8 below)) and further provided that the Executive remains in compliance with Sections 8, 9 and 10 of this Agreement, the Company shall make the payments and provide the benefits as described below:

(a)	Cash Payment. The Company will pay to the Executive a gross amount equal to two (2) times the Executive’s Annual Compensation, payable in equal installments during the two (2) year period following the Executive’s Date of Termination.

(b)

Welfare Benefit Plans. With respect to each Welfare Benefit Plan, for the period beginning on the Executive’s Date of Termination and ending on the earlier of (i) two years following the Executive’s Date of Termination, or (ii) the date the Executive becomes eligible for coverage by a welfare benefit plan or program maintained by an entity other than the Company or an Affiliate that provides coverage or benefits at least comparable, in all material respects, to such Welfare Benefit Plan, the Company will continue to pay the employer portion of the Executive’s premiums to continue the Executive’s then-current coverage as of the

Date of Termination under such Welfare Benefit Plan (the Executive to continue paying the employee portion at regular employee rates), with the period of such coverage to run concurrently with any coverage period provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) (provided that the Executive has timely elected such COBRA coverage in accordance with Company policy and applicable law). The Executive shall report to the Company any coverage or benefits for which the Executive becomes eligible to receive from a Person other than the Company or any of its Affiliates.

(c)	Equity Awards. To the extent provided for in the Executive’s applicable award statements or agreements with respect to any awards under the Company’s Equity Incentive Plan (including without limitation, such awards made to the Executive pursuant to the Company’s Plan of Reorganization), the Company shall cause any and all unvested portions of the Executive’s restricted shares, stock options, and any and all other equity-based awards to become vested and exercisable (as applicable) as of the effective date of the Executive’s termination of employment to the extent (if any) that such awards are not already fully vested and exercisable (as applicable).

(d)	Payment of Accrued Amounts. The Company will pay the Executive (i) any accrued but unpaid base salary through the effective date of the Executive’s termination of employment, (ii) any earned but unpaid bonus under the Company’s annual incentive plan pursuant to, and in accordance with, the terms and conditions of such plan; (iii) any earned but unused vacation time as determined in accordance with the Company’s policies then in effect, and (iv) for any unreimbursed expenses existing at that time in accordance with the Company’s policies then in effect.

2.

Timing of Payments and Benefits. Subject to the terms and conditions of this Agreement (including without limitation Section 5(c)) and provided that the Executive executes (without revoking) a Release Agreement as set forth in Section 1 above and the applicable statutory revocation period with respect to such Release Agreement has expired, and further provided that the Executive remains in compliance with Sections 8, 9 and 10 of this Agreement, any payments or benefits made available to the Executive by the Company pursuant to this Section will be made or commence (as applicable) as follows: (a) any payments made pursuant to Section 1(a) will commence on the sixtieth (60th) calendar day following the Executive’s Date of Termination; and (b) the payments and benefits in Sections 1(b), (c) and (d) will be paid or commence (as applicable) at such times and in such manner as set forth in the applicable Company policy and plan documents.

3.	Change in Control. For purposes of this Agreement, “Change in Control” shall mean the occurrence of any one or more of the following:

(a)	The “beneficial ownership” of securities representing more than 40% of the combined voting power of the then outstanding voting securities of the Company

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entitled to vote generally in the election of directors (the “Company Voting Securities”) is accumulated, held or acquired by a Person (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended, and used in Sections 13(d) and 14(d) thereof) other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned, directly or indirectly, by the Company’s stockholders in substantially the same proportions as their ownership of stock of the Company; provided, however, that any acquisition from the Company or any acquisition pursuant to a transaction that complies with clauses (A), (B) and (C) of subparagraph (c) of this definition will not be a Change in Control under this subparagraph (a), and provided further that immediately prior to such accumulation, holding or acquisition, such person was not a direct or indirect beneficial owner of 40% or more of the Company Voting Securities;

(b)	Individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that an individual becoming a director subsequent to that date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(c)

Consummation by the Company of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all the assets of the Company or the acquisition of assets or stock of another entity (a “Business Combination”), in each case, unless immediately following such Business Combination: (A) more than 60% of the combined voting power of then outstanding voting securities entitled to vote generally in the election of directors of (i) the corporation resulting from such Business Combination (the “Surviving Corporation”), or (ii) if applicable, a corporation that as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries (the “Parent Corporation”), is represented, directly or indirectly, by Company Voting Securities outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Company Voting Securities; (B) no person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 40% or more of the combined voting power of the then outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) except to the extent that such ownership

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of the Company existed prior to the Business Combination; and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) were members of the incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination;

(d)	Approval by the Company’s stockholders of a complete liquidation or dissolution of the Company; or

(e)	The consummation of a reorganization, complete liquidation, or dissolution under the U.S. Bankruptcy Code subsequent to the Effective Date (and excluding the Plan of Reorganization as defined herein).

Notwithstanding anything to the contrary herein, neither a Change in Control with respect to any Affiliate of the Company nor the assignment of this Agreement to any reorganized entity of the Company pursuant to the Plan of Reorganization shall constitute a Change in Control for the purposes of this Agreement. In no event will a Change in Control be deemed to have occurred, with respect to the Executive, if the Executive is part of a purchasing group that consummates the Change in Control transaction. The Executive will be deemed “part of a purchasing group” for purposes of the preceding sentence if the Executive is an equity participant in the purchasing company or group (except if the Executive’s passive ownership of less than two percent (2%) of the stock of the purchasing company or the Executive’s ownership of equity participation in the purchasing company or group that is otherwise not significant, as determined prior to the Change in Control by a majority of the non-employee continuing directors on the Board.)

4.	Other Definitions. For purposes of this Agreement:

(a)	“Affiliate” shall mean any entity that, directly or indirectly, is controlled by the Company, and any entity in which the Company has a 20% or greater equity interest.

(b)	“Amount Payable Under Any Annual Bonus Plans” shall mean the greater of: (i) the average of the gross amounts earned by the Executive for the three complete fiscal years prior to the Executive’s Date of Termination under the MIP or any similar annual incentive bonus plan in which Executive participates as of the Executive’s Date of Termination, or (ii) the Executive’s actual bonus under the MIP or any similar annual incentive bonus plan in which the Executive participates for the fiscal year immediately preceding the fiscal year during which the Executive’s Date of Termination occurs.

(c)	“Annual Compensation” shall mean the sum of: (i) the Executive’s base salary in effect on the date of the Executive’s Date of Termination; and (ii) the Amount Payable Under Any Annual Bonus Plans in which the Executive participates.

(d)

“Employment Termination” shall mean the Executive’s termination of employment for any reason. For purposes of this Agreement, the Executive has terminated employment if the Executive has incurred a separation from service

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within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury Regulation §1.409A-1(h).

(e)	“Cause” shall mean any of the following: (i) the Executive’s willful and continued failure to substantially perform the Executive’s duties as an executive of the Company or any of its Affiliates (other than any such failure resulting from inability due to physical or mental illness or Incapacity), (ii) the Executive’s willful misconduct in the performance of the Executive’s duties or otherwise that results in injury to the Company, monetarily or otherwise, that is material or substantial, (iii) the Executive’s engaging in egregious misconduct to the extent that the Executive’s credibility and reputation no longer conforms to the standard of senior executive officers of the Company, or (iv) the Executive’s material breach or threatened material breach of any provision of this Agreement, including without limitation Section 9 of this Agreement, without the prior express written consent of a duly authorized member of the Board or the Chief Executive Officer of the Company; provided, however, that an occurrence which otherwise may constitute Cause hereunder shall not constitute Cause unless a notice is delivered to the Executive by the Board or the Chief Executive Officer of the Company that specifically identifies the conduct that the Board or the Company’s Chief Executive Officer believes constitutes Cause and, to the extent such conduct is reasonably capable of cure, the Company gives the Executive at least fifteen (15) days to cure such alleged conduct.

(f)	“Incapacity” shall mean such physical or mental condition of the Executive which renders and is expected to render the Executive incapable of performing the essential functions of the Executive’s position hereunder with or without reasonable accommodation for ninety (90) consecutive calendar days, or for 120 calendar days (whether consecutive or not) within any 180-calendar-day period, as determined in good faith by the Board or the Company’s Chief Executive Officer upon consultation with a physician selected by the Board or the Company’s Chief Executive Officer in their discretion. The Executive hereby agrees to submit to any reasonable medical examination(s) as may be recommended by the Board or the Company’s Chief Executive Officer for the purpose of determining the existence or absence of Incapacity.

(g)	“Good Reason” shall exist if, without the Executive’s consent:

(i)	The Executive’s assigned duties and responsibilities are significantly diminished from the level or extent of such duties and responsibilities that were associated with the Executive’s status as a senior executive of the Company or any of its Affiliates prior to the Change in Control including, without limitation, any material diminution of the powers associated with such status or any material diminution of the Executive’s reporting responsibilities, titles or offices as in effect immediately prior to the Change in Control (or, if applicable, in effect with respect to such other position(s) that the Executive agreed to assume within the two-year period after a Change in Control);

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(ii)	On or within the two-year period after the Change in Control, there is (A) a material reduction in the Executive’s base salary in effect as of the Effective Date, or (B) a material reduction in the Executive’s Target Bonus Opportunity from the lower of the Executive’s Target Bonus Opportunities for the Company’s 2010 MIP as approved by the Board prior to the Effective Date (unless such reduction is made on a consistent basis for other Company executives other than the Chief Executive Officer or President); or

(iii)	The Company fails to continue in effect after the Change in Control any broad-based bonus or incentive plan, welfare benefit, pension, retirement benefit or other benefit plan in which the Executive participates or becomes eligible to participate unless such discontinuance applies on a consistent basis to other Company executives that are at a similar level to the Executive;

provided, however, that an occurrence which otherwise may constitute Good Reason hereunder shall not constitute Good Reason unless the Executive (X) provides to the Company, at least thirty (30) calendar days prior to the Executive’s contemplated resignation for Good Reason, a written notice containing reasonable detail setting forth the basis for the Executive’s claim that an occurrence constitutes Good Reason, and (Y) the Company fails to cure or otherwise remedy such occurrence within thirty (30) calendar days after receiving such notice from the Executive. Notwithstanding anything to the contrary herein, the parties hereto acknowledge and agree that the Executive must exercise the Executive’s right to terminate the Executive’s employment for Good Reason within ninety (90) calendar days after the event that gives rise to such right, and that if the Executive fails to timely exercise such right and subsequently resigns, such resignation shall be deemed for all purposes of this Agreement to be without Good Reason. The Executive acknowledges and agrees that the restructuring events that have taken place or will take place solely pursuant to the Company’s Plan of Reorganization shall not constitute Good Reason for purposes of this Agreement.

(h)	“Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(i)	“Plan of Reorganization” shall mean the Joint Plan of Reorganization for Smurfit-Stone Container Corporation and Its Debtor Subsidiaries and Plan of Compromise and Arrangement for Smurfit-Stone Container Canada Inc. and Affiliated Canadian Debtors filed in Case No. 09-10235 (BLS) pending in the United States Bankruptcy Court for the District of Delaware.

(j)	“Target Bonus Opportunity” shall mean the bonus, as a percentage of the Executive’s base salary, that the Executive is eligible to earn on an annualized basis, at the target level, under the MIP or any similar annual incentive bonus plan in which the Executive participates on or after the Effective Date.

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(k)	“Welfare Benefit Plan” shall mean the Company’s comprehensive medical and dental plans in which the Executive was participating as of the Executive’s Date of Termination.

5.	Limitation on Payments and Benefits. Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit received or to be received by the Executive in connection with a Change in Control or Executive’s Employment Termination (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, any Person whose actions result in a Change in Control or any Person affiliated with the Company or such Person) (all such payments and benefits being hereinafter called “Total Payments”) would be an “excess parachute payment” pursuant to Code Section 280G or any successor or substitute provision of the Code, with the effect that Executive would be liable for the payment of the excise tax described in Code Section 4999 or any successor or substitute provision of the Code, or any interest or penalties are incurred by Executive with respect to such Total Payments (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then, after taking into account any reduction in the Total Payments provided by reason of Code Section 280G in such other plan, arrangement or agreement, the cash payments provided in Section 1 of this Agreement shall first be reduced, and the non-cash payments and benefits shall thereafter be reduced, to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax. Notwithstanding the foregoing, no payments or benefits under this Agreement will be reduced unless: (i) the net amount of the Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments) is greater than (ii) the excess of (A) the net amount of such Total Payments, without reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments), over (B) the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments.

(a)	Subject to the provisions of paragraph (b) below, all determinations required to be made under this Section, and the assumptions to be utilized in arriving at such determinations, shall be made by the public accounting firm that serves as the Company’s auditors (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and Executive within 15 business days of the receipt of notice from the Company or Executive that there have been Total Payments, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, Executive shall designate another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall furnish Executive with a written opinion that failure to report the Excise Tax on Executive’s applicable federal income tax return would not result in the imposition of a negligence or similar penalty. Any determination by the Accounting Firm shall be binding upon the Company and Executive, except as provided in paragraph (b) below.

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(b)	As a result of the uncertainty in the application of Code Section 280G at the time of the initial determination by the Accounting Firm hereunder, it is possible that the Internal Revenue Service (“IRS”) or other agency will claim that an Excise Tax, or a greater Excise Tax, is due, and thus the Company should have made a lesser amount of Total Payment than that determined pursuant to paragraph (a) above. Executive shall notify the Company in writing of any claim by the IRS or other agency that, if successful, would require Executive to pay an Excise Tax or an additional Excise Tax. If the IRS or other agency makes a claim that, if successful, could require Executive to pay an Excise Tax or an additional Excise Tax, the Company shall reduce or further reduce Executive’s payments and benefits in accordance with this Section 5 to the amount necessary to eliminate such Excise Tax or additional Excise Tax. The Company shall pay all fees and expenses of the Executive relating to such a claim by the IRS or other agency.

(c)

All references in this Agreement to the Executive’s termination of employment shall mean the Executive’s separation from service within the meaning of Section 409A of the Code and Treasury regulations promulgated thereunder. In the event the terms of this Agreement would subject the Executive to the imposition of taxes and penalties (“409A Penalties”) under Section 409A of the Code, the Company and the Executive shall cooperate diligently to amend the terms of the Agreement to avoid such 409A Penalties, to the extent possible. Notwithstanding any other provision in this Agreement, if as of the date on which the Executive’s employment terminates, the Executive is a “specified employee” as determined by the Company, then to the extent any amount payable or benefit provided under this Agreement that the Company reasonably determines would be nonqualified deferred compensation within the meaning of Section 409A of the Code, that under the terms of this Agreement would be payable prior to the six-month anniversary of the Executive’s Date of Termination, such payment or benefit shall be delayed until the earlier to occur of (i) the six-month anniversary of such Date of Termination or (ii) the date of the Executive’s death. In the case of taxable benefits that constitute deferred compensation, the Company, in lieu of a delay in payment, may require the Executive to pay the full costs of such benefits during the period described in the preceding sentence and reimburse that Executive for said costs within thirty (30) calendar days after the end of such period. With respect to any reimbursements under this Agreement, such reimbursement shall be made on or before the last day of the Executive’s taxable year following the taxable year in which the expense was incurred by the Executive. The amount of any expenses eligible for reimbursement or the amount of any in-kind benefits provided, as the case may be, under this Agreement during any calendar year (including without limitation pursuant to Sections 5(b) and 12) shall not affect the amount of expenses eligible for reimbursement or the amount of any in-kind benefits provided during any other calendar year. The right to reimbursement or to any in-kind benefit pursuant to this Agreement shall not be subject to liquidation or exchange for any other benefit. The Executive acknowledges and agrees that notwithstanding this Section 5(c) or any other provision of this Agreement, the Company and its Affiliates are not providing the Executive with any tax advice with respect to Section 409A of the Code or otherwise and are not

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making any guarantees or other assurances of any kind to the Executive with respect to the tax consequences or treatment of any amounts paid or payable to the Executive under this Agreement.

6.	Executive’s Death. If the Executive dies after both a Change in Control and an Employment Termination have occurred, but before the complete payment of any amount or benefit required under this Agreement, the Company will pay the remainder of such amount or benefit to the Executive’s spouse, if living, or to the Executive’s estate.

7.	Mitigation and Set-Off. The Executive shall not be required to mitigate the Executive’s damages by seeking other employment or otherwise. Except as expressly provided in Section 1(b) above, the Company’s obligations under this Agreement shall not be reduced in any way by reason of any compensation or benefits received (or foregone) by the Executive from sources other than the Company after the Executive’s Employment Termination, or any amounts that might have been received by the Executive in other employment had the Executive sought such other employment. Except as expressly provided in Section 1(b) above, the Executive’s entitlement to benefits and coverage under this Agreement shall continue after, and shall not be affected by, the Executive’s obtaining other employment after the Executive’s Date of Termination, provided that any such benefit or coverage shall not be furnished if the Executive expressly waives the specific benefit or coverage by giving written notice of waiver to the Company.

8.	Termination Procedures.

(a)	Notice of Termination. Any termination of the Executive’s employment shall be communicated by a written notice from one party to the other in accordance with Sections 4, 8 and 19 hereof (“Notice of Termination”).

(b)	Date of Termination. “Date of Termination,” with respect to any termination of the Executive’s employment will mean (i) if the Executive’s employment is terminated for Incapacity, the date of the Executive’s Incapacity, (ii) if the Executive’s employment is terminated due to death, the date of the Executive’s death, and (iii) if the Executive’s employment is terminated for any other reason, the date specified in the Notice of Termination (which, in the case of (A) a termination by the Company, shall not be less than thirty (30) days (except in the case of a termination for Cause or Incapacity) from the date such Notice of Termination is given, (B) a termination by the Executive without Good Reason, shall not be less than thirty (30) days nor more than sixty (60) days from the date such Notice of Termination is given, and (C) a termination by the Executive with Good Reason shall be determined in accordance with Section 4(g) hereof).

(c)

Duties After Notice and Removal from Position(s). For any period in which the Executive gives or is given notice prior to the effective Date of Termination, the Executive shall be expected and required to continue performing the Executive’s then-current duties and responsibilities (unless otherwise directed by the Company) for the notice period up to the effective Date of Termination. Any termination of the Executive’s employment shall automatically effectuate the

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Executive’s removal from the officer and/or Board positions that the Executive then holds with the Company and its Affiliates and any employee benefit plans, as of the Date of Termination.

9.	Restrictive Covenants.

In order to protect the Company’s and its Affiliates’ legitimate business interests and in exchange for the mutual covenants contained in this agreement, including, but not limited to, the Company’s or any of its Affiliates’ employment of or continued employment of the Executive and the disclosure to the Executive of Confidential Information as defined below, the Executive and the Company agree as follows:

(a) Definitions. For purposes of this Agreement, the following terms will be defined as follows, except as otherwise provided below:

(i) “Confidential Information” shall mean all confidential and proprietary information of the Company, its Affiliates and, in certain situations, certain third parties who provide information to the Company subject to confidentiality and non-use restrictions, and includes, but is not limited to, actual and prospective customer and client lists and pricing information, business plans, programs and tactics, research and development information (including without limitation information relating to the formulation, testing, registration, use, safety, efficacy and/or effects of marketed products and compounds under development), personnel information, and all other information unique to the Company and not readily available to the public, including designs, improvements, inventions, formulas, compilations, methods, strategies, capabilities, forecasts, software programs, processes, know-how, data, operating methods and techniques, “Inventions or Developments” (as defined below), and all business costs, profits, vendors, markets, sales, products, marketing, sales or other financial or business information, and any modifications or enhancements of any of the foregoing.

(ii) “Business Conducted by the Company or any of its Affiliates” during the Executive’s employment, shall mean (A) all businesses conducted by the Company or any of its Affiliates and (B) any material new line of business in which the Company or any of its Affiliates is contemplating engaging in, provided that the plans for the Company or any of its Affiliates to engage in such material new line of business were presented to and not rejected by the Board. For the two-year period following the Executive’s Date of Termination, “Business Conducted by the Company or any of its Affiliates” shall mean (X) all business conducted by the Company or any of its Affiliates as of the effective date of the Executive’s termination of employment and (Y) any material new line of business in which the Company or any of its Affiliates engages within the one-year period following the effective date of the Executive’s termination of employment.

(b) Inventions or Developments. The Executive agrees that the Executive will promptly and fully disclose to the Company all discoveries, improvements, inventions, formulas, ideas, processes, designs, techniques, know-how, data and

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computer programs (whether or not patentable, copyrightable or susceptible to any other form of protection), made, conceived, reduced to practice or developed by the Executive, either alone or jointly with others, during the Executive’s employment with the Company or any of its Affiliates (collectively, the “Inventions or Developments”). All Inventions and Developments shall be the sole property of the Company, including all patents, copyrights, intellectual property or other rights related thereto and Executive assigns to the Company all rights (if any) that the Executive may have or acquire in such Inventions or Developments. Notwithstanding the foregoing, any right of the Company or assignment by the Executive as provided in this paragraph shall not apply to any Inventions or Developments for which no equipment, supplies, facility or trade secret information of the Company or its Affiliates were used and which were developed entirely on the Executive’s own time, unless: (i) the Inventions or Developments relate to the Business Conducted by the Company or any of its Affiliates or the actual or demonstrably anticipated research or development of the Company or any of its Affiliates; or (ii) the Inventions or Developments result from any work performed by the Executive for the Company or any of its Affiliates.

(c) Non-Disclosure of Confidential Information, Inventions or Developments. The Executive acknowledges that the Executive has had and will have access to Confidential Information or Inventions or Developments of the Company and/or its Affiliates and agrees that, except as required to properly perform the Executive’s responsibilities for the Company and its Affiliates, to comply with law or regulation, or as authorized in writing in advance by the Company, the Executive shall not, at any time during or after the Executive’s employment with the Company or any of its Affiliates (and whether that termination is voluntary or involuntary), directly or indirectly use, divulge, furnish or make accessible to any person any Confidential Information or Inventions or Developments, but instead shall keep all such matters strictly and absolutely confidential.

(d) No Diversion of Business Opportunities and Prospects. The Executive agrees that during the Executive’s employment with the Company or any of its Affiliates: (i) the Executive shall not directly or indirectly engage in any employment, consulting or other business activity that is competitive with the Business Conducted by the Company or any of its Affiliates; (ii) the Executive shall promptly disclose to the Company all business opportunities that are presented to the Executive in the Executive’s capacity as an employee of the Company or any of its Affiliates or which is of a similar nature to the Business Conducted by the Company or any of its Affiliates or which the Company or its Affiliates have expressed an interest in engaging in the future; and (iii) the Executive shall not usurp or take advantage of any such business opportunity without first offering such opportunity to the Company. Nothing in this Section 9(d) or in any other provision of this Agreement limits, supersedes or restricts any other duties or obligations that Executive may have under any other agreement, plan or policy or under applicable law, including without limitation any fiduciary duty of loyalty or care to the Company and its Affiliates.

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(e) Actions Upon Termination. The Executive acknowledges and agrees immediately upon the Executive’s termination of employment with the Company to promptly return (without retaining any copies) all property of the Company, its Affiliates or any third parties that is within the Executive’s possession, custody or control by virtue of the Executive’s employment with the Company. Property to be returned to the Company shall include without limitation any and all documents and other things (whether in tangible or electronic format and whether such documents or things contain information that reflect or contain any Confidential Information or proprietary information) in the Executive’s possession, custody or control.

(f) Non-Competition. The Executive agrees that so long as the Executive is employed by the Company or any of its Affiliates and for a period of two (2) years after the Executive’s Date of Termination for any reason and regardless of whether a Change in Control has occurred (such period of employment and the two-year period thereafter, collectively referred to herein as the “Period”), the Executive shall not, without the prior written consent of the Company, participate or engage in, directly or indirectly (as an owner, partner, employee, officer, director, independent contractor, consultant, advisor or in any other capacity calling for the rendition of services, advice, or acts of management, operation or control), any business that, during the Period, is competitive with the Business Conducted by the Company or any of its Affiliates within the United States, Canada, Mexico or China (hereinafter, the “Geographic Area”) and which business the Company or any of its Affiliates was engaged (either actively as a going concern or in the process of developing to market) within the two-year period preceding the Date of Termination.

(g) Non-Solicitation of Employees. The Executive agrees that, during the Period, the Executive shall not, without the prior written consent of the Company, directly or indirectly solicit any current employee of the Company or any of its Affiliates, or any individual who becomes an employee during the Period, to leave such employment.

(h) Non-Solicitation of Suppliers or Customers. The Executive agrees that, during the Period, the Executive shall not, without the prior written consent of the Company, directly or indirectly solicit, seek to divert or dissuade from continuing to do business with or entering into business with the Company or any of its Affiliates, any supplier, customer, or other person or entity that had a business relationship with or with which the Company or any of its Affiliates was actively planning or pursuing a business relationship at any time during the two (2) year period preceding the Date of Termination.

(i) Mutual Non-Disparagement. The Executive shall not, at any time during or after his employment with the Company, make or publish any derogatory, unfavorable, negative, disparaging, false, damaging or deleterious written or oral statements or remarks regarding the Company or any of its Affiliates or any members of their respective boards of directors or managements, or any of their

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respective business affairs or performance. The Company, members of its Board and its senior executives shall not, at any time during or after the Executive’s employment with the Company, make or publish any derogatory, unfavorable, negative, disparaging, false, damaging or deleterious written or oral statements or remarks regarding the Executive.

(j) Irreparable Harm. The Executive acknowledges that: (i) the Executive’s compliance with Section 9 of this Agreement is necessary to preserve and protect the Confidential Information, Inventions or Developments and the goodwill of the Company and its Affiliates, all recognized by the Executive as legitimate business interests of the Company and its Affiliates, as going concerns; (ii) any failure by the Executive to comply with the provisions of Section 9 will result in irreparable and continuing injury for which there will be no adequate remedy at law; and (iii) in the event that the Executive should fail to comply with the terms and conditions of this Section 9, in addition to the Company’s right to set off any actual monetary damages to the Company that are a consequence of such failure to comply against any payments and benefits due to the Executive pursuant to Section 1 to the extent permitted by applicable law (provided that any such set offs first shall be taken from amounts not subject to Section 409A of the Code, and if such amounts are insufficient, any additional set off shall not be taken until the time an amount subject to Section 409A of the Code would otherwise be paid pursuant to the terms of this Agreement), the Company shall be entitled, in addition to and without limiting such other relief as may be proper, to all types of equitable relief (including but not limited to the issuance of an injunction and/or temporary restraining order) as may be necessary to cause the Executive to comply with Section 9, to restore to the Company its property, and to make the Company whole.

(k) Survival. This Agreement (including without limitation the provisions set forth in this Section, as noted) shall survive and continue in full force and effect in accordance with their terms, notwithstanding any termination of the Executive’s employment.

(l) Unenforceability. Each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law. The Executive and the Company agree that in the event that any provision of this Agreement is found to be unreasonable or otherwise unenforceable by a court, it is the purpose and intent of the parties that any such provision be deemed modified or limited, so that as modified or limited, such provision may be enforced to the fullest extent possible. If any provision of this Agreement is held invalid or unenforceable for any reason (after any such modification or limitation pursuant to the preceding sentence, as applicable), such provision will be effective only to the extent of such invalidity or unenforceability without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.	Cooperation. At the request and upon reasonable advance notice where practicable and at the sole expense of the Company, whether during or at any time after the Executive’s

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employment with the Company or any of its Affiliates, the Executive shall cooperate fully with the Company and its Affiliates (a) in investigating, defending, prosecuting, litigating, filing, initiating or asserting any claims or potential claims (including without limitation in connection with any legal proceeding of any kind) that may be made by or against the Company or any of its Affiliates, to the extent that such claims may relate to or arise out of the Executive’s employment with the Company or any of its Affiliates or with respect to which the Executive has knowledge and (b) without in any way limiting subsection (a) above, to secure any trade name, patent, trademark, copyright or intellectual property protection or other similar rights in the United States and/or in foreign countries, including without limitation, the execution and delivery of assignments, patent applications and other documents or papers. If such cooperation is provided during the Executive’s employment with the Company or any of its Affiliates, the Executive shall not receive any additional compensation from the Company for such cooperation. If the Executive no longer is employed by the Company or any of its Affiliates, the Executive’s obligation to cooperate shall be reasonably limited so as not to unreasonably interfere with the Executive’s other business obligations. If the Executive spends in excess of ten (10) hours in compliance with this Section 10 after the Executive is no longer employed by the Company or any of its Affiliates, the Company shall compensate the Executive at an hourly rate equal to the amount determined by dividing (x) the Executive’s base salary as of the first day of the fiscal year of the Company within which the Executive’s employment is terminated by (y) 2000, and shall reimburse the Executive for any reasonable expenses incurred as a direct result of the Executive’s providing such cooperation in accordance with the Company’s business expense policies then in effect. The Company shall provide such compensation for the Executive’s cooperation within thirty (30) calendar days after receiving from the Executive a written statement stating the number of hours for which the Executive seeks payment and brief description of the cooperation provided, provided that the Executive submits such statement within thirty (30) calendar days after the end of the calendar month in which the Executive provided such cooperation. The Executive’s obligation to cooperate hereunder shall include, without limitation, meeting with such persons at such times and in such places as the Company or its Affiliates may require, and giving evidence and testimony and executing and delivering to the Company and any of its Affiliates any papers requested by any of them (including without limitation joint defense agreements and affidavits). The Executive shall provide immediate notice to the Company of any subpoena or other legal document that the Executive receives that relates in any way to the Company or any of its Affiliates, along with a copy of such subpoena or other legal document.

11.	Forum Selection. The parties hereby irrevocably consent to, and agree not to object or assert any defense or challenge to, the jurisdiction and venue of the state and federal courts sitting in Chicago, Illinois, and agree that any claim under this Agreement may be brought in any such court.

12.	Legal Fees and Expenses. In any action or proceeding to enforce this Agreement, the non-prevailing party shall pay for any and all costs and expenses (including without limitation reasonable attorneys’ fees) of the prevailing party to the maximum extent permissible by applicable law.

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13.	Assignment; Successors. This Agreement is enforceable by the Company and its affiliates and other related entities and may be assigned or transferred by the Company to, and shall be binding upon and inure to the benefit of, any parent, subsidiary or other Affiliate of the Company or any entity which at any time, whether by merger, purchase, or otherwise, acquires all or substantially all of the assets, stock or business of the Company (including without limitation any successor and/or reorganized entit(ies) of the Company or any of its Affiliates upon the Effective Date). The Executive and the Company agree that upon the Effective Date, this Agreement shall be assigned to and binding upon such successor entit(ies) of the Company as set forth in the Plan of Reorganization, provided that nothing herein shall limit or otherwise affect the Company’s right to further assign or transfer this Agreement after the Effective Date as set forth in the preceding sentence. This Agreement may not be assigned by the Executive during Executive’s life, and upon the Executive’s death will inure to the benefit of the Executive’s heirs, legatees and legal representatives of the Executive’s estate, provided that such heirs, legatees and legal representatives execute an enforceable waiver and release of claims in accordance with the Executive’s obligations set forth in Section 1 of this Agreement.

14.	Interpretation. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Illinois, without regard to the conflict of law principles thereof. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. The Section headings used herein are for convenience of reference only and are not to be considered in construction of the provisions of this Agreement.

15.	Withholding. The Company may withhold from any payment that it is required to make under this Agreement amounts sufficient to satisfy applicable withholding requirements under any federal, state or local law.

16.	Amendment. The Company and the Executive may amend this Agreement at any time by written agreement.

17.	Financing. Cash payments under this Agreement (not including any payments made from a qualified plan) are general obligations of the Company, and the Executive shall have only an unsecured right to payment thereof out of the general assets of the Company. Notwithstanding the foregoing, the Company may, by agreement with one or more trustees the Company selects, create a trust on such terms as the Company shall determine to make payments to the Executive in accordance with the terms of this Agreement.

18.	Severability. Without limiting Section 9(l) of this Agreement, in the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect.

19.	Notices. Notices given pursuant to this Agreement shall be in writing and shall be deemed received when personally delivered, or on the date of written confirmation of

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receipt by (i) overnight carrier, (ii) telecopy, (iii) registered or certified mail, return receipt requested, addressee only, postage prepaid, or (iv) such other method of delivery that provides a written confirmation of delivery. Notice to the Company shall be directed to:

Smurfit-Stone Container Corporation

Six CityPlace Drive

Creve Coeur, Missouri 63141

Attention: General Counsel

The Company may change the person and/or address to whom the Executive must give notice under this Section by giving Executive written notice of such change, in accordance with the procedures described above. Notices to or with respect to the Executive will be directed to the Executive, or the executors, personal representatives or distributees of a deceased Executive, or the assignees of the Executive, at the Executive’s home address on the records of the Company.

20.	Entire Agreement. This Agreement constitutes the entire understanding of the Executive and the Company with respect to the subject matter hereof and supersedes any and all prior understandings written or oral with respect to such subject matter, provided that nothing herein shall limit or otherwise affect any provision of any award agreement with respect to any equity grant made to the Executive pursuant to the Plan of Reorganization. In the event of any conflict between any provision of this Agreement and any such award agreement, the provisions of this Agreement shall govern. The Executive and the Company acknowledge and agree that this Agreement amends and restates the Predecessor Agreement in its entirety and that as of the Effective Date the provisions of this Agreement shall replace each and every provision of the Predecessor Agreement, at which time the provisions of the Predecessor Agreement shall be null and void, and shall be of no further force or effect. The consideration offered herein is accepted by the Executive as being in full accord, satisfaction, compromise and settlement of any and all amounts that are or may have been due and owing to the Executive pursuant to any term or condition of the Predecessor Agreement, and the Executive expressly agrees that the Executive is not entitled to and will not receive any further payments, benefits, or other compensation or recovery of any kind from the Company with respect to any such term or condition of the Predecessor Agreement.

21.	No Waiver. No failure or delay on the part of the Company or the Executive in enforcing or exercising any right or remedy hereunder shall operate as a waiver thereof.

22.	Counterparts. This Agreement may be executed in one or more counterparts, all of which together shall constitute but one Agreement.

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THE PARTIES ACKNOWLEDGE BY SIGNING BELOW THAT THEY HAVE READ AND UNDERSTAND THE ABOVE AND INTEND TO BE BOUND THEREBY:

MARK R. O’BRYAN	SMURFIT-STONE CONTAINER CORPORATION

By:

Date:	Position:

Date:

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EXHIBIT F

Wells Fargo Bank, National Association WF Investment Holdings, LLC Wells Fargo Securities, LLC One Wachovia Center 301 South College Street Charlotte, NC 28288-0737	Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland”, New York Branch 245 Park Avenue New York, New York 10167	SunTrust Bank SunTrust Robinson Humphrey, Inc. 303 Peachtree Street Atlanta, Georgia 30308

CONFIDENTIAL

January 23, 2011

Rock-Tenn Company

504 Thrasher Street

Norcross, GA 30071

Attn:	Steve Voorhees
Executive Vice President and Chief Financial Officer

Re:	Project Sam Commitment Letter
Senior Secured Credit Facilities

Ladies and Gentlemen:

You have advised Wells Fargo Bank, National Association (“Wells Fargo Bank”), WF Investment Holdings, LLC (“WF Investments”), Wells Fargo Securities, LLC (“Wells Fargo Securities” and together with Wells Fargo Bank, WF Investments, the “Wells Fargo Parties”), SunTrust Bank (“SunTrust”), SunTrust Robinson Humphrey, Inc. (“STRH” and together with SunTrust, the “SunTrust Parties”), Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland”, New York Branch (“Rabo”; the Wells Fargo Parties, the SunTrust Parties and Rabo, collectively, the “Agents”) that Rock-Tenn Company, a Georgia corporation (the “Company”), or one of its subsidiaries intends to acquire (the “Acquisition”) all of the capital stock of a company previously identified to us by the codename “Sam”, including its predecessor company (the “Acquired Company”), pursuant to an agreement and plan of merger (the “Merger Agreement”). The date on which the Acquisition is consummated is referred to as the “Closing Date.”

We understand that the total funds needed to finance the Acquisition, to repay certain existing debt of the Acquired Company and its subsidiaries and of the Company and its subsidiaries (the “Refinancing”), including, without limitation, indebtedness of the Company and its subsidiaries under that certain Credit Agreement dated as of March 5, 2008 (as amended from time to time prior to the date hereof, the “Existing Credit Agreement”) among the Company, Rock-Tenn Company of Canada, a Nova Scotia unlimited liability company (the “Canadian Borrower,” and, together with the Company, the “Borrowers”), the subsidiaries of the Company party thereto, as guarantors, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent for such lenders, and Bank of America, N.A., acting through its Canada branch, as Canadian agent for such lenders, to pay fees, commissions and expenses in connection with the Transactions (as defined below) and to finance ongoing working capital requirements of the Company and its subsidiaries following the Transactions will include:

(a) senior secured credit facilities of $3,700 million to the Borrowers consisting of (i) a term loan facility of $1,250 million (the “Term Loan A Facility”), (ii) a term loan facility of $1,250 million (the “Term Loan B Facility”) and (iii) a revolving credit facility of $1,200 million (the “Revolving Credit Facility” together with the Term Loan A Facility, the “Pro Rata Facilities” and, together with the Term Loan B Facility, the “Credit Facilities”), each as described in the Summary of Proposed Terms and Conditions attached hereto as Annex A (the “Term Sheet”); and

(b) common shares of the Company issued in exchange for a portion of the capital stock of the Acquired Business, in an aggregate amount of approximately $1,775 million (the “Equity Exchange”).

Following the Acquisition, neither the Company, the Acquired Company nor any of their respective subsidiaries will have any debt outstanding except as described above in this paragraph and for certain exceptions referred to in the Conditions Annex and otherwise to be agreed and set forth in the definitive Senior Credit Documentation (as defined in the Conditions Annex (as defined below)). As used herein, (a) the term “Transactions” means, collectively, the Acquisition, the Refinancing, the Equity Exchange, the borrowings under the Credit Facilities referred to above, and the payment of fees, commissions and expenses in connection with each of the foregoing and (b) the term “Companies” means, collectively, the Company, the Acquired Company and their respective subsidiaries.

At your request, Wells Fargo Securities, STRH and Rabo Securities USA, Inc. have delivered to you a separate engagement letter, dated the date hereof (the “Engagement Letter”), setting forth, among other things, the terms on which such parties have, in response to your request, proposed terms for them to act as underwriters, initial purchasers and placement agents for the issuance or sale of any securities for the purpose of refinancing or issuing in lieu of a portion of the amounts under the Term Loan B Facility.

1. Commitments.

(a) In connection with the foregoing, (i) each of Wells Fargo Bank, SunTrust and Rabo (each a “Pro Rata Bank Party” and collectively, the “Pro Rata Bank Parties”) is pleased to advise you of its commitment to provide to the Borrowers its portion of the principal amount of the Pro Rata Facilities as set forth on Schedule A hereto (collectively, the “Pro Rata Commitments”), with each Pro Rata Bank Party’s Commitment allocated pro rata to each of the Pro Rata Facilities and (ii) each of WF Investments, SunTrust and Rabo (each a “Term Loan B Bank Party” and collectively, the “Term Loan B Bank Parties” and, together with the Pro Rata Bank Parties, the “Bank Parties”) is pleased to advise you of its commitment to provide to the Borrowers its portion of the principal amount of the Term Loan B Facility as set forth on Schedule A hereto (collectively, the “Term Loan B Commitments” and, together with the Pro Rata Commitments, the “Bank Commitments”), with each Term Loan B Bank Party’s Commitment allocated pro rata to the Term Loan B Facility, in each case, upon the terms and subject to the conditions set forth in Section 2 of this letter and in the Conditions Annex attached hereto as Annex B (the “Conditions Annex”). This letter, the Term Sheet and the Conditions Annex are collectively referred to as the “Commitment Letter.”

(b) It is agreed that Wells Fargo Securities, STRH and Rabo, each acting alone or through or with affiliates selected by it, will act as the joint lead bookrunners and joint lead arrangers (in such capacities, collectively, the “Arrangers”) for a syndicate of financial institutions and other entities for the Credit Facilities, including the Bank Parties (collectively, the “Lenders”). It is also agreed that Wells Fargo Bank (or one of its affiliates) will act as the sole and exclusive administrative agent under the Credit Facilities (in such capacity, the “Administrative Agent”). It is also agreed that Wells Fargo Securities shall appear on the “top left” of all Senior Credit Documentation (as defined in Annex A) and marketing and other materials relating to the Credit Facilities and shall hold the leading role and responsibilities associated with such “top left” placement.

(c) If the Company or any of its subsidiaries consummates an offering of debt securities anytime prior to the Closing Date, including an offering where the proceeds are deposited, pending the occurrence of the Closing Date, pursuant to escrow arrangements containing customary market terms, pursuant to the terms of the Engagement Letter, the Term Loan B Commitments of the Term Loan B Bank Parties shall be reduced on a dollar-for-dollar basis by the amount of the gross proceeds from such offering.

2. Conditions to Commitments. The Commitments of the Bank Parties and the undertakings of the Arrangers hereunder are subject to:

(a) your execution, delivery, and compliance with the terms and conditions of a letter dated the date hereof from the Agents to you (the “Fee Letter”) pursuant to which you agree to pay, or cause to be paid, to the Agents certain fees and expenses to the extent that you have accepted this Commitment Letter with respect to such Credit Facilities;

(b) satisfaction of the Agents that, after the date hereof and until the earlier of (x) completion of a Successful Syndication of the Credit Facilities (as defined in the Fee Letter) and (y) 60 days after the Closing Date (or such later date as the Company shall have agreed in writing), none of the Company, the Acquired Company or any of their respective subsidiaries having announced, arranged, syndicated or issued any debt financing (including convertible securities) without our prior written consent, other than (i) the Credit Facilities, (ii) the Securities described in the

Engagement Letter, (iii) a Securitization Facility (as defined in the Term Sheet) having an aggregate “Attributable Principal Amount” as such term is defined in the Existing Credit Agreement) not greater than $600,000,000 and that is otherwise on customary terms and conditions and (iv) indebtedness of the Company, the Acquired Company or any of their respective subsidiaries incurred in the ordinary course of business as permitted under the Merger Agreement;

(c) since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect. “Company Material Adverse Effect” shall mean any Circumstance (as defined below) that, individually or in the aggregate with all other Circumstances occurring or existing prior to the determination of a Company Material Adverse Effect, has, or is reasonably expected to have, a material adverse effect on (i) the business, assets, liabilities, financial condition or results of operations of the Acquired Company and its Subsidiaries (as defined in the Merger Agreement), taken as a whole, or (ii) the ability of the Acquired Company to consummate the transactions contemplated by the Merger Agreement; provided, however, that in the case of clause (i) none of the following (to the extent arising after the date hereof) shall be deemed to be or constitute a Company Material Adverse Effect and the effects of the following shall not be taken into account when determining whether a Company Material Adverse Effect has occurred or would occur:

(i) any Circumstance to the extent resulting from any conditions or changes generally affecting the economy or securities markets of the United States, in each case other than Circumstances that affect the Acquired Company and its Subsidiaries, taken as a whole, in a disproportionate manner as compared to other companies in the paper products, packaging products, recycled paperboard and containerboard manufacturing industry (the “Industry”);

(ii) any Circumstance to the extent resulting from conditions in the Industry (as defined in the Merger Agreement) that affect the Acquired Company and its Subsidiaries, in each case other than Circumstances that affect the Acquired Company and its Subsidiaries, taken as a whole, in a disproportionate manner as compared to other companies in the Industry;

(iii) any Circumstance to the extent resulting from the taking of any action required by the Merger Agreement or consented to in writing by Parent (as defined in the Merger Agreement);

(iv) any Circumstance to the extent resulting from changes in GAAP (as defined in the Merger Agreement) in each case other than Circumstances that affect the Acquired Company and its Subsidiaries, taken as a whole, in a disproportionate manner as compared to other companies in the Industry;

(v) any Circumstance to the extent resulting solely from changes in the Acquired Company’s stock price or the trading volume of Company Common Stock (as defined in the Merger Agreement), in and of itself (it being understood that the facts or occurrences giving rise or contributing to any such change may be taken into account in determining whether there has been a Company Material Adverse Effect);

(vi) any Circumstance to the extent resulting from changes, conditions, events or developments in or affecting political conditions or any acts of terrorism or war (whether or not declared) or natural disasters;

(vii) any Circumstance to the extent resulting solely from any failure by the Acquired Company to meet any internal or public estimates, projections, budgets, or forecasts of the Acquired Company’s revenue, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise or contributing to any such failure may be taken into account in determining whether there has been a Company Material Adverse Effect); and

(viii) any Circumstance to the extent resulting from the pendency or announcement of the Acquisition or the transactions contemplated by the Merger Agreement.

“Circumstance” shall mean any event, occurrence, fact, condition, effect, change or development.

(d) the satisfaction of the conditions set forth in the Conditions Annex.

3. Syndication.

(a) The Arrangers intend to commence syndication of the Credit Facilities promptly upon your acceptance of the terms of this Commitment Letter and the Fee Letter and the commitments of each Bank Party hereunder shall be reduced as and when commitments are received from Bank Lenders in a manner to be agreed among the Bank Parties; provided, however, it is understood and agreed that the syndication of the Credit Facilities (exclusive of your obligations below in this Section 3 (which you hereby acknowledge)) is not a condition to the Bank Parties commitments hereunder, and further that no assignment of any of the Bank Commitments of the Bank Parties on or prior to the Closing Date shall reallocate, reduce or release such Bank Parties’ primary obligation to fund its entire commitment in the event any such assignee shall fail to do so on the Closing Date, except as may hereafter be agreed by the Company. You agree to actively assist, and to use your commercially reasonable efforts to cause the Acquired Company to actively assist, the Arrangers in achieving a syndication of the Credit Facilities that is satisfactory to the Arrangers and you.

Such assistance shall include (a) your providing and causing your advisors to provide the Arrangers and the Lenders upon request with all information reasonably deemed necessary by the Arrangers to complete such syndication, including, but not limited to, information and evaluations prepared by you, the Acquired Company and your and their advisors, or on your or their behalf, relating to the Transactions (including the Projections (as hereinafter defined), the “Information”), (b) your assistance in the preparation of Information Memoranda and other materials to be used in connection with the syndication of the Credit Facilities (collectively with the Summary of Terms, the “Information Materials”), (c) your using your commercially reasonable efforts to ensure that the syndication efforts of the Arrangers benefit materially from your existing lending relationships and the existing banking relationships of the Acquired Company, (d) within 30 days after the date hereof, your using your commercially reasonable efforts to procure monitored public corporate credit ratings or corporate family ratings of the Company after giving effect to the Transactions and ratings of the Credit Facilities from each of Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”), respectively and maintain such ratings through the Closing Date, and (e) your assisting the Arrangers in their syndication efforts, including by making your officers and advisors and using commercially reasonable efforts to make the officers and advisors of the Acquired Company available from time to time to attend and make presentations regarding the business and prospects of the Companies, as appropriate, at one or more meetings of prospective Lenders at times and locations to be mutually agreed. You hereby agree that the Information Memoranda to be used in connection with the syndication of the Credit Facilities shall be completed at least 20 business days prior to the Closing Date.

(b) It is understood and agreed that the Arrangers will manage and control all aspects of the syndication of the Credit Facilities in consultation with you, including decisions as to the selection of prospective Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Credit Facilities will receive compensation from you in order to obtain its commitment, except on the terms contained herein, in the Fee Letter and in the Term Sheet. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be as determined by Arrangers in consultation with you.

4. Information.

You represent, warrant and covenant that (a) all financial projections concerning the Companies that have been or are hereafter made available to the Arrangers or the Lenders by you or any of your representatives (or on your or their behalf) (the “Projections”) have been or will be prepared in good faith based upon assumptions set forth therein and otherwise believed by you to be reasonable at the time made (it being recognized that such Projections are not to be viewed as facts and that actual results may differ from the projected results, and such differences may be material), (b) all Information (with respect to the Information required with regard to the Acquired Company and its business, all such Information to your knowledge), excluding Projections, which has been or is hereafter made available to the Arrangers, any Agent or any of the Lenders by you or any of your representatives (or on your or their behalf) in connection with any aspect of the Transaction, as and when furnished, when taken as a whole, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading (after giving effect to any supplements described in the following sentence). You agree to furnish us with further and supplemental information from time to time until the Closing Date and, if reasonably requested by us, as is necessary thereafter to complete the syndication of the Credit Facilities so that the representation, warranty and covenant in the immediately preceding sentence are correct on the Closing Date and on such later date on which the syndication of the Credit Facilities is completed (but in no event later than 60 days after the Closing Date or such later date as the Company shall have agreed in writing) as if the Information were being furnished, and such representation, warranty and covenant were being made, on such date. In issuing this commitment and in arranging and syndicating the Credit Facilities, the Agents are and will be using and relying on the Information without, and without responsibility for, independent verification thereof.

You acknowledge that (a) the Agents on your behalf will make available Information Materials to the proposed syndicate of Lenders by posting the Information Materials on SyndTrak Online or another similar electronic system and (b) certain prospective Lenders (such Lenders, “Public Lenders”; all other Lenders, “Private Lenders”) may have personnel that do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Companies, their respective affiliates or any other entities, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such entities’ securities. If requested, you will assist us in preparing an additional version of the Information Materials not containing MNPI (the “Public Information Materials”) to be distributed to prospective Public Lenders.

Before distribution of any Information Materials (a) to prospective Private Lenders, you shall provide us with a customary letter authorizing the dissemination of the Information Materials and (b) to prospective Public Lenders, you shall provide us with a customary letter authorizing the dissemination of the Public Information Materials and confirming the absence of MNPI therefrom. In addition, at our request, you shall identify Public Information Materials by clearly and conspicuously marking the same as “PUBLIC”.

You agree that the Agents on your behalf may distribute the following documents to all prospective Lenders, unless you advise the Agents in writing (including by email) within a reasonable time prior to their intended distributions that such material should only be distributed to prospective Private Lenders: (a) administrative materials for prospective Lenders such as lender meeting invitations and funding and closing memoranda, (b) notifications of changes to the terms of the Credit Facilities and (c) other materials intended for prospective Lenders after the initial distribution of the Information Materials, including drafts and final versions of definitive documents with respect to the Credit Facilities. If you advise us that any of the foregoing items should be distributed only to Private Lenders, then the Agents will not distribute such materials to Public Lenders without your prior consent. You agree (whether or not any Information Materials are marked

“PUBLIC”) that Information Materials made available to prospective Public Lenders in accordance with this Commitment Letter shall not contain MNPI.

5. Indemnification.

(a) You hereby agree to indemnify and hold harmless the Agents, the Arrangers and each of their respective affiliates, directors, officers, employees, partners, representatives and agents and each of their respective heirs, successors and assigns (each, an “Indemnified Party”) from and against any and all actions, suits, losses, claims, damages, liabilities and expenses of any kind or nature, joint or several, to which such Indemnified Party may become subject, related to or arising out of (i) any element of the Transactions, including, without limitation, the execution and delivery of this Commitment Letter or the Senior Credit Documentation, as applicable, and the closing of the Transactions, and (ii) the use or the contemplated use of the proceeds of the Credit Facilities or any related transaction or any claim, litigation, investigation or proceeding actual or threatened, relating to any of the foregoing (any of the foregoing, a “Proceeding”) regardless of whether any such Indemnified Person is a party thereto and whether or not such Proceedings are brought by you, your equity holders, affiliates, creditors or any other person, and to reimburse any Indemnified Party for all reasonable out-of-pocket expenses (including reasonable attorneys’ fees, expenses and charges) on demand as they are incurred in connection with the investigation of, preparation for, or defense of any pending or threatened claim or any action or proceeding arising therefrom; provided that no Indemnified Party shall have any right to indemnification for any of the foregoing to the extent resulting from (i) its own gross negligence, bad faith or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction or (ii) material breach by such Indemnified Party of its obligations under this Commitment Letter; and provided further, that if the Company reimburses an Indemnified Party pursuant to this Section 5 and it is subsequently determined by a final, non-appealable judgment of a court of competent jurisdiction that the applicable action, suit, loss, claim, damage, liability or expense for which reimbursement was made resulted from the gross negligence, bad faith, willful misconduct of or material breach of its obligations hereunder by, such Indemnified Party, such Indemnified Party will promptly repay to the Company such portion of the reimbursed amounts that is attributable to expenses incurred in relation to the action or omission of such Indemnified Party that is the subject of such finding. This Commitment Letter is addressed solely to you, and none of the Agents nor any other Indemnified Party shall be liable to you, your affiliates or any other person for any indirect or consequential damages that may be alleged as a result of this Commitment Letter or any element of the Transactions or in respect of transmission of Informational Materials by electronic means in connection with the syndication of the Credit Facilities.

(b) You shall not settle any such claim or action arising out of the Transactions without the prior written consent of each Indemnified Party affected thereby, which consent will not be unreasonably withheld, unless such settlement provides for a full and unconditional release of all liabilities arising out of such claim or action against such Indemnified Party and does not include any statement as to or an admission of fault, culpability or failure to act by or on behalf of any Indemnified Party. In addition, the foregoing indemnity will not, as to any Indemnified Party, apply to any settlement entered into without your written consent (such consent not to be unreasonably withheld or delayed).

(c) You agree that no Indemnified Party shall have any liability to you or any person asserting claims by or on behalf of you in connection with or as a result of the Commitments or any matter referred to in this Commitment Letter except to the extent that any losses, claims, damages, liabilities or expenses incurred by you results from the gross negligence, bad faith or willful misconduct of such Indemnified Party in performing the services that are the subject of this Commitment Letter or from material breach by such Indemnified Party of its obligations under this Commitment Letter.

6. Confidentiality. This Commitment Letter and the Fee Letter, together with the contents hereof and thereof, are confidential and, except for the disclosure hereof or thereof on a confidential basis to your accountants, attorneys and other professional advisors retained in connection with the Transactions, or as otherwise required by any order of any court or administrative agency or otherwise by any applicable law, may not be disclosed by you in whole or in part to any person or entity without our prior written consent; provided that it is understood and agreed that you may disclose (a) this Commitment Letter, but not the Fee Letter, on a confidential basis to the board of directors, officers and advisors of the Acquired Company in connection with their consideration of the Transactions (provided that you may provide a copy of the Fee Letter to the board of directors, officers and advisors of the Acquired Company upon request therefore to the extent such documents are redacted in a manner acceptable to the Arrangers) and (b) such documents (excluding the Fee Letter) in any required filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges. In addition, the Agents shall be permitted to use information related to the syndication and arrangement of the Credit Facilities in connection with obtaining a CUSIP number, marketing, press releases or other transactional announcements or updates provided to investor or trade publications, subject to confidentiality obligations or disclosure restrictions reasonably requested by you. Furthermore, the Agents hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), each of them is required to obtain, verify and record information that identifies you in accordance with the Patriot Act. Prior to the Closing Date, the Agents shall have the right to review any public announcement or public filing made by you or your representatives after the date hereof relating to the Credit Facilities or to any of the Agents in connection therewith, before any such announcement or filing is made (such approval not to be unreasonably withheld or delayed).

7. Other Services.

(a) Nothing contained herein shall limit or preclude any Agent or any of its affiliates from carrying on any business with, providing banking or other financial services to, or from participating in any capacity, including as an equity investor in, any party whatsoever, including, without limitation, any competitor, supplier or customer of you, the Acquired Company or any of your or its affiliates, or any other party that may have interests different than or adverse to such parties.

(b) You acknowledge that the Arrangers, the Agents and their respective affiliates (the terms “Arrangers” and “Agents” as used in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies with which you, the Acquired Company or your or its respective affiliates may have conflicting interests regarding the Transactions and otherwise and that each Arranger and each Agent may act as it deems appropriate in acting in such capacities. You and your affiliates further acknowledge and agree that in connection with all aspects of the Transactions and the transactions contemplated by this Commitment Letter, you and your affiliates, on the one hand, and each Arranger and each Agent, on the other hand, have an arm’s length business relationship that creates no fiduciary duty on the part of any Arranger or any Agent and each expressly disclaims any fiduciary relationship. The Arrangers and the Agents will not use confidential information obtained from you or the Acquired Company except in connection with the performance by them of services to you hereunder and will not furnish any such information to other companies. You also acknowledge that neither any Arranger nor any Agent has any obligation in connection with the Transactions to use, or to furnish to any Company confidential information obtained from other companies or entities.

8. Expiration of Commitments. This Commitment Letter, the Commitments of the Bank Parties and the undertakings of the Arrangers set forth herein shall, in the event this Commitment Letter is accepted by you as provided in the last paragraph hereof, automatically terminate without further action or notice on the earliest of (a) September 30, 2011, (b) the closing of the Acquisition and (c) the termination or abandonment of the Acquisition (the “Expiration Date”).

9. Survival.

(a) The sections of this Commitment Letter relating to Indemnification, Confidentiality and Other Services shall survive any termination or expiration of this Commitment Letter, the Commitments of the Bank Parties or the undertakings of the Arrangers set forth herein, and the sections relating to Syndication and Information shall survive until closing and the completion of the syndication of the Credit Facilities.

10. Governing Law, etc.

(a) This Commitment Letter (including the Term Sheet and the Conditions Annex), together with the Fee Letter, embody the entire agreement and understanding among the Agents and you with respect to the specific matters set forth above and supersede all prior agreements and understandings relating to the subject matter hereof. No party has been authorized by any of the Agents to make any oral or written statements inconsistent with this Commitment Letter. This Commitment Letter and the Fee Letter shall not be assignable by you without the prior written consent of the Agents, and any purported assignment without such consent shall be void. This Commitment Letter is intended to be for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto, the Lenders and, with respect to the indemnification provided under the heading “Indemnification,” each Indemnified Party. This Commitment

Letter may be executed in separate counterparts and delivery of an executed signature page of this Commitment Letter by facsimile or electronic mail shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter may only be amended or modified by an agreement in writing signed by each of you and the Agents, and shall remain in full force and effect and not be superseded by any other documentation (including definitive Senior Credit Documentation) unless such other documentation is signed by each of you and the Agents and expressly states that this Commitment Letter is superseded thereby. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. The parties hereby waive any right to trial by jury with respect to any claim or action arising out of this Commitment Letter. The parties hereto hereby submit to the exclusive jurisdiction of the federal and New York State courts located in the City of New York, Borough of Manhattan (and appellate courts thereof) in connection with any dispute related to this Commitment Letter or any of the matters contemplated hereby, and agree that service of any process, summons, notice or document by registered mail addressed to you and the Agents shall be effective service of process against you and the Agents for any suit, action or proceeding relating to any such dispute. The parties hereto irrevocably and unconditionally waive any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you and the Agents are or may be subject by suit upon judgment.

(b) By signing this Commitment Letter, each of the parties hereto hereby acknowledges and agrees that (i) the Bank Parties are offering to provide the Pro Rata Facilities separate and apart from the Bank Parties’ offer to provide the Term Loan B Facility and (ii) the Bank Parties are offering to provide the Term Loan B Facility separate and apart from the Bank Parties’ offer to provide the Pro Rata Facilities, as applicable. By signing this Commitment Letter, the Company acknowledges and confirms that the Company, and not the Agents or the Arrangers, has required that the commitments to the Term Loan B Facility be provided by the Bank Parties on the terms set forth herein and in the Fee Letter as a condition to the Company’s entering into the Engagement Letter (as defined in the Conditions Annex).

[Signature Pages Follow]

If you are in agreement with the foregoing, please indicate acceptance of the terms hereof by signing the enclosed counterpart of this Commitment Letter and returning it to Wells Fargo Securities, together with executed counterparts of the Fee Letter, by no later than 5:00 p.m. (Eastern Time) on January 24, 2011. This Commitment Letter, the Commitments of the Bank Parties and the undertakings of the Arrangers set forth herein and the agreement of the Arrangers to provide the services set forth herein, shall automatically terminate at such time without further action or notice unless signed counterparts of this Commitment Letter, the Fee Letter, shall have been delivered to Wells Fargo Securities in accordance with the terms of the immediately preceding sentence.

Sincerely,

WF INVESTMENT HOLDINGS, LLC

By:
Name:
Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:
Name:
Title:

WELLS FARGO SECURITIES, LLC

By:
Name:
Title:

SUNTRUST BANK

By:
Name:
Title:

[Signature Page to Commitment Letter]

SUNTRUST ROBINSON HUMPHREY, INC.

By:
Name:
Title:

COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A., “RABOBANK NEDERLAND”, NEW YORK BRANCH

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Commitment Letter]

The provisions of this Commitment Letter with respect to the Pro Rata Facilities are agreed to and accepted as of the date first above written:

ROCK-TENN COMPANY

By:
Name:
Title:

The provisions of this Commitment Letter with respect to the Term Loan B Facility are agreed to and accepted as of the date first above written:

ROCK-TENN COMPANY

By:
Name:
Title:

[Signature Page to Commitment Letter]

Schedule A

Bank Party	Revolving Credit Facility Commitment Percentage	Term Loan A Facility Commitment Percentage	Term Loan B Facility Commitment Percentage
Wells Fargo Bank	40%	40%	N/A
WF Investments	N/A	N/A	40%
SunTrust	30%	30%	30%
Rabo	30%	30%	30%

ANNEX A

$3.700 BILLION SENIOR CREDIT FACILITIES

SUMMARY OF PROPOSED TERMS AND CONDITIONS

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Summary of Proposed Terms and Conditions is attached.

Borrowers:	Rock-Tenn Company, a Georgia corporation (the “Company”), and Rock-Tenn Company of Canada, a Nova Scotia unlimited liability company (the “Canadian Borrower,” and together with the Company, the “Borrowers”).

Joint Lead Arrangers and Joint Lead Bookrunners:	Wells Fargo Securities, LLC, SunTrust Robinson Humphrey, Inc. and Cooperatieve Centrale Raiffeisen- Boerenleenbank B.A., “Rabobank Nederland”, New York Branch. will act as joint lead arrangers and joint lead bookrunners (in such capacity, the “Arrangers”).

Lenders:	WF Investments Holdings, LLC, Wells Fargo Bank, National Association, SunTrust Bank and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland”, New York Branch and a syndicate of financial institutions and other entities arranged by the Arrangers in consultation with, and the approval of, the Company (each such other financial institution or entity, as applicable, a “Lender”, and collectively, the “Lenders”).

U.S. Administrative Agent and Swingline Lender:	Wells Fargo Bank, National Association (or an affiliate thereof) (in such capacity, the “U.S. Administrative Agent” or the “Swingline Lender”, as the case may be).

Co-Syndication Agents:	SunTrust Bank and Cooperatieve Centrale Raiffeisen- Boerenleenbank B.A., “Rabobank Nederland”, New York Branch (in such capacity, the “Co-Syndication Agents”).

Documentation Agents:	One or more financial institutions to be determined by the Arrangers, in consultation with, and the approval of, the Company.

Issuing Lender:	Wells Fargo Bank, National Association (or an affiliate thereof) and each other Lender appointed by the Company and approved by the U.S. Administrative Agent and, in the case of letters of credit to be issued at the request of the Canadian Borrower, by the Canadian Loan Agent (in such capacity, each an “Issuing Lender”).

Canadian Loan Agent:	A financial institution to be determined by the Arrangers, in consultation with, and the approval of, the Company (in such capacity, the “Canadian Loan Agent”).

Credit Facilities:	Senior secured credit facilities (the “Credit Facilities”) in an aggregate principal amount of $3.700 billion, such Credit Facilities to consist of:

	(a)	Revolving Credit Facility. A five-year revolving credit facility in an aggregate principal amount of $1,200.0 million (the “Revolving Credit Facility”), which will include:

		(i)	a sublimit for the issuance of standby letters of credit (each a “Letter of Credit”) in an amount not less than $200 million;

		(ii)	a sublimit for swing line loans in U.S. dollars (each a “U.S. Swing Line Loan”) in an amount not less than $100 million;

		(iii)	a sublimit for borrowings in Canadian Dollars (each a “Canadian Dollar Loan”) in an amount not less than $300 million; and

		(iv)	a U.S. dollar equivalent sublimit for Swingline loans in Canadian dollars (each a “Canadian Swing Line Loan,” and, collectively with each U.S. Swing Line Loan, “Swing Line Loans”) in an amount not less than $20 million.

	(b)	Term Loan A Facility. A five-year term loan facility in an aggregate principal amount of $1,250 million (the “Term Loan A Facility”).

	(c)	Term Loan B Facility. A six-year term loan facility in an aggregate principal amount of $1,250 million (the “Term Loan B Facility” and, together with the Term Loan A Facility, the “Term Loan Facilities”).

Canadian Borrowing Option:	Upon at least 10 business days’ notice, up to a maximum of five times after the Closing Date, the Borrowers may activate or deactivate the Canadian Dollar Loan commitments of those Lenders that can provide Canadian Dollar Loans without material adverse tax consequences to the Canadian Borrower, provided that the aggregate amount of such activated Canadian Borrowing commitments shall not exceed an amount to be agreed. The amount available to be drawn by the Company under the Revolving Credit Facility shall be reduced at all times by the activated amount of the aggregate Canadian Dollar Loan commitments.

Use of Proceeds:

The borrowings under the Credit Facilities on the Closing Date will be used to finance (a) the consummation of the Acquisition, (b) the Refinancing and (c) the payment of fees and expenses incurred in connection with the Transactions.

The Revolving Credit Facility will be used to provide a portion of the financing for the Transactions and ongoing working capital and for other general corporate purposes of the Borrowers and their subsidiaries.

Availability:	Revolving Credit Facility. The Revolving Credit Facility will be available on a revolving basis from and after the Closing Date until the final maturity date thereof; provided that as of the Closing Date the Borrower shall have Availability (as defined below) of at least $400.0 million.

“Availability” shall mean an amount equal to (1) the total amount of commitments under the Revolving Credit Facility less (i) outstanding amounts drawn under the Revolving Credit Facility and (ii) outstanding Letters of Credit plus (2) availability under the Borrower’s existing securitization facility dated August 14, 2009 (as amended, the “Existing Securitization Facility”) which availability pursuant to this clause (2) shall be limited to a maximum of $175.0 million.

The Term Loan A Facility will be available only in a single draw of the full amount of the Term Loan A Facility on the Closing Date.

The Term Loan B Facility will be available only in a single draw of the full amount of the Term Loan B Facility on the Closing Date.

Incremental Facilities:	The Senior Credit Documentation will permit the Borrower to add one or more incremental term loan facilities to the Credit Facilities (each, an “Incremental Term Facility”) and/or increase commitments under the Revolving Credit Facility (any such increase, an “Incremental Revolving Facility”; the Incremental Term Facilities and the Incremental Revolving Facilities are collectively referred to as “Incremental Facilities”) in an aggregate amount of up to $750 million (of which no more than $250 million may be under Incremental Revolving Facilities); provided that (i) no Lender will be required to participate in any such Incremental Facility, (ii) no event of default or default exists or would exist after giving effect thereto, (iii) the representations and warranties in the Credit Documentation shall be true and correct in all material respects, (iv) on a pro forma basis on the date of incurrence and after giving effect thereto (assuming, in the case of an Incremental Revolving Facility, the full drawing thereunder), all financial covenants would be satisfied and the Senior Secured Leverage Ratio (to be defined in a manner to be mutually agreed) is less than 2.75:1.00, (v) the maturity date of any such Incremental Term Facility shall be no earlier than the maturity date for the Term B Facility, (vi) the weighted average life to maturity of any Incremental Term Facility shall be no shorter than the weighted average life to maturity of the Term Loan B Facility, (vii) the interest margins for the Incremental Term Facility shall be determined by the Borrower and the lenders of the Incremental Term Facility; provided that in the event that the interest margins for any Incremental Term Facility are greater than the Applicable Margins for the Term Loan B Facility by more than 50 basis points, then the Applicable Margins for the Term Loan B Facility shall be increased to the extent necessary so that the interest margins for the Incremental Term Facility are not more than 50 basis points higher than the Applicable Margins for the Term Loan B Facility, and the Applicable Margins for the Revolving Credit Facility and the Term Loan A Facility shall be increased by a like amount; provided, further, that in determining the interest margins applicable to the Term Loan B Facility and the Applicable Margins for the Incremental Term Facility, (x) original issue discount (“OID”) or upfront fees (which shall be deemed to constitute like amounts of OID) payable by the Borrower for the account of the Lenders of the Term Loan B Facility or the Incremental Term Facility in the primary syndication thereof shall be included (with OID being equated to interest based on an assumed four-year life to maturity), (y) customary arrangement or commitment fees payable to the Arrangers (or their affiliates) in connection with the Term Loan B Facility or to one or more arrangers (or their affiliates) of the Incremental Term Facility shall be excluded, and (z) if the LIBOR or Base Rate floor for the Incremental Term Facility is greater than the LIBOR or Base Rate floor, respectively, for the existing Term Loan B Facility, the difference between such floor for the Incremental Term Facility and the existing Term Loan B Facility shall be equated to an increase in the Applicable Margin for purposes of this clause (vii), (viii) each Incremental Facility may be secured by either a pari passu or junior lien on the Collateral (as hereinafter defined) securing the Credit Facilities in each case on terms and pursuant to documentation consistent with the Senior Credit Documentation (as hereinafter defined) or otherwise reasonably satisfactory to the Administrative Agent and (ix) any Incremental Revolving Facility shall be on terms and pursuant to documentation applicable to the Revolving Credit Facility and any Incremental Term Facility shall be on terms and pursuant to documentation consistent with the Senior Credit Documentation unless, to the extent such terms and documentation are not consistent with the Term Loan B Facility (except to the extent permitted by clause (iv), (v) or (vi) above), they shall be reasonably satisfactory to the Administrative Agent. The Borrower shall seek commitments in respect of any Incremental Facility from existing Lenders or from additional banks, financial institutions and other institutional lenders reasonably acceptable to the Administrative Agent who will become Lenders in connection therewith.

Documentation:	The documentation for the Credit Facilities will include, among other items, a credit agreement (the “Credit Agreement”), guarantees and appropriate pledge documents (collectively, with the Credit Agreement, the “Senior Credit Documentation”), all consistent with this Term Sheet and the Conditions Annex.

Guarantors:	The obligations of the Company under the Credit Facilities and under any hedging agreements entered into between any domestic Loan Party (as defined below) and any counterparty that is a Lender (or an affiliate thereof) at the time such hedging agreement is executed (any such hedging agreement, a “U.S. Hedging Agreement”) and under any treasury management arrangements (including, without limitation, in respect of purchasing cards and credit cards) entered into between any domestic Loan Party and any Lender (or affiliate thereof) (“U.S. Treasury Management Arrangements”) will be unconditionally guaranteed, on a joint and several basis, by all present and future wholly- owned U.S. subsidiaries of the Company, including the Acquired Company and its subsidiaries that are wholly- owned U.S. subsidiaries (the “U.S. Guarantors”), other than certain present or future unrestricted subsidiaries to be mutually determined. The obligations of the Canadian Borrower in respect of Canadian Dollar Loans made under the Credit Facilities and under any hedging agreement entered into between the Canadian Borrower or any other Canadian subsidiary of the Company and any counterparty that is a Lender (or an affiliate thereof) at the time such hedging agreement is executed and under any treasury management arrangements (including, without limitation, in respect of purchasing cards and credit cards) entered into between the Canadian Borrower or any other Canadian subsidiary of the Company and any Lender (or affiliate thereof) (“Canadian Treasury Management Arrangements”) will be guaranteed by the Company, all U.S. Guarantors and all wholly-owned Canadian subsidiaries of the Company (the “Canadian Guarantors”), other than certain present or future unrestricted subsidiaries to be mutually determined. All U.S. Guarantors and Canadian Guarantors are herein referred to collectively as the “Guarantors”. The Borrowers and the Guarantors are herein referred to collectively as the “Loan Parties” and each a “Loan Party.”

Security:	There will be granted to the U.S. Administrative Agent or the Canadian Loan Agent, as applicable, for the benefit of the Lenders and any counterparty to any hedging agreement that is a Lender (or any affiliate thereof) at the time such hedging agreement is executed and any Lender (or affiliate thereof) that is a holder of U.S. Treasury Management Arrangements or Canadian Treasury Management Arrangements valid and perfected first priority liens and security interest in all of the following (subject to the exceptions set forth below and certain other customary exceptions to be set forth in the Senior Credit Documentation):

All present and future capital stock or other membership, equity, ownership or profit interests of or in (collectively, “Equity Interests”) (i) each present or future U.S. Guarantor, (ii) unless prohibited by the terms of the Existing Securitization Facility and/or or any new receivables backed credit facility of the Company and its subsidiaries, which in the case of the latter shall be on customary terms and conditions (each a “Securitization Facility”), each subsidiary party to such Securitization Facility and (iii) any other present or future domestic restricted subsidiary that is not a U.S. Guarantor, and 66% of the voting stock (and 100% of the non-voting stock) of each present and future first-tier foreign restricted subsidiary of the Company or any present or future U.S. Guarantor (provided that the Loan Parties shall not be required to pledge equity interests in their non-wholly-owned joint ventures as of the Closing Date to the extent the granting of such pledge would be prohibited by the organizational documents governing such entity or would require the consent of the other equityholders thereof).

All of the foregoing are collectively referred to as the “Collateral.” Collateral owned by the Company and the U.S. Guarantors will secure the obligations of the Borrowers and all Guarantors, and Collateral owned by the Canadian Borrower and the Canadian Guarantors will secure only the obligations of the Canadian Borrower and the Canadian Guarantors.

Except to the extent not required pursuant to the Indenture (the “Existing Senior Note Indenture”) dated as of July 31, 1995 between the Company and SunTrust Bank (as successor to Trust Company Bank), any Collateral that constitutes a “Principal Property” or “Capital Stock” (as such terms are defined in the Existing Senior Note Indenture) of the Company or any U.S. Guarantor, and only such Principal Property and Capital Stock, shall ratably secure each of (i) the obligations of the Loan Parties in respect of the Credit Facilities and all U.S. Hedging Agreements and (ii) the obligations of the Company in respect of the senior notes issued pursuant to the Existing Senior Note Indenture.

Notwithstanding the foregoing, all of the Collateral shall be subject to release at any time that (i) the Term Loan B Facility has been paid off in full and (ii) the Company has received corporate credit/family ratings from Moody’s Investors Service, Inc. of Baa3 (stable) or higher, and BBB- (stable) or higher from Standard & Poor’s Ratings Services (the “Release Condition”). If at any time a Reversion Event (as defined on Schedule II attached hereto) has occurred, then the Credit Facilities shall be promptly secured by Collateral substantially identical in all respects to the Collateral securing the Credit Facilities prior to satisfaction of the Ratings Condition.

Final Maturity:	The final maturity of the Revolving Credit Facility will occur on the fifth anniversary of the Closing Date (the “Revolving Credit Maturity Date”) and the commitments with respect to the Revolving Credit Facility will automatically terminate on such date.

The final maturity of the Term Loan A Facility will occur on the fifth anniversary of the Closing Date (the “Term Loan A Maturity Date”).

The final maturity of the Term Loan B Facility will occur on the sixth anniversary of the Closing Date (the “Term Loan B Maturity Date”).

Amortization of Term Loan:	The Term Loan A Facility will amortize in equal quarterly installments, commencing at the end of the second quarter following the Closing Date, in an aggregate annual amount equal to (i) 5.0% of the original principal amount of the Term Loan A Facility during loan year 1, (ii) 10% of the original principal amount of the Term Loan A Facility during loan year 2, (iii) 10% of the original principal amount of the Term Loan A Facility during loan year 3, (iv) 10% of the original principal amount of the Term Loan A Facility during loan year 4, and (v) 65% of the original principal amount of the Term Loan A Facility during loan year 5, 4% of which will be paid in each of the first three quarters thereof, with the balance due and payable at final maturity.

The Term Loan B Facility will amortize in equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the Term Loan B Facility with the remainder due on the Term Loan B Maturity Date.

Interest Rates and Fees:	Interest rates and fees in connection with the Credit Facilities will be as specified in the Fee Letter and on Schedule I attached hereto.

Mandatory Prepayments and Commitment Reductions:	The Credit Facilities will be required to be prepaid with:
(a)

100% of the net cash proceeds of the issuance or incurrence of debt by the Company or any of its subsidiaries, subject to baskets and other exceptions customary for transactions of this type and otherwise to be mutually agreed upon;

(b) 100% of the net cash proceeds of all asset sales and other asset dispositions (including insurance and condemnation recoveries) by the Company or any of its subsidiaries, subject to baskets, reinvestment provisions and other exceptions customary for transactions of this type and otherwise to be mutually agreed upon;

Mandatory prepayments shall be applied to the Credit Facilities first against the next scheduled installment of each of the Term Loan A Facility and the Term Loan B Facility (ratably), and then pro rata against the remaining installments of the Term Loan A Facility and the Term Loan B Facility. Each such prepayment will be made together with accrued interest to the date of prepayment, but without premium or penalty (except breakage costs related to prepayments not made on the last day of the relevant interest period).

Optional Prepayments and Commitment Reductions:	Except as otherwise to be mutually agreed with respect to the Term Loan B Facility, the Company may voluntarily prepay the Credit Facilities.

Conditions Precedent to Closing

of Credit Facilities:	The only conditions precedent to the initial borrowings under the Credit Facilities shall be those set forth in Section 2 of the Commitment Letter and in the Conditions Annex.

Conditions to All Extensions of Credit other than the Initial Borrowings on the Closing Date:	Each extension of credit under the Credit Facilities (other than the initial borrowings on the Closing Date) will be subject to the (a) absence of any default and (b) continued accuracy of representations and warranties in all material respects (except to the extent that any such representation and warranty is qualified by materiality), together with such other conditions precedent as are usual and customary for facilities of this type.

Representations and Warranties:	Usual and customary for facilities of this type (including customary materiality thresholds and exceptions (which materiality thresholds and exceptions shall take into account the Acquisition and prevailing market conditions) and grace periods), including, without limitation, the following: corporate status, financial statements; capital structure; corporate power and authority; no default; no conflict with laws or material agreements; enforceability; absence of material litigation, environmental regulations and liabilities; ERISA; necessary consents and approvals; compliance with all applicable laws and regulations including Regulations U and X, Investment Company Act, the Patriot Act, environmental laws and as to not being a sanctioned person; payment of taxes and other obligations; ownership of properties; intellectual property; liens; insurance; solvency; absence of any material adverse change; senior debt status; investments; location of collateral; brokers’ fees; labor matters; material contracts; no burdensome restrictions; security documents; and accuracy of disclosure.

Affirmative Covenants:	Usual and customary for facilities of this type (including customary materiality thresholds and exceptions (which materiality thresholds and exceptions shall take into account the Acquisition and prevailing market conditions) and grace periods), including, without limitation, the following: use of proceeds; payment of taxes and other obligations; continuation of business and maintenance of existence and rights and privileges; maintenance of all material contracts, necessary consents, approvals, licenses and permits; compliance with laws and regulations (including environmental laws, ERISA, OFAC and the Patriot Act); maintenance of property and insurance (including hazard and business interruption insurance); maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; financial reporting (including annual audited and quarterly unaudited financial statements and annual updated budgets); additional guarantors and collateral and further assurances (including, without limitation, with respect to security interests in after-acquired property).

Negative Covenants:	Usual and customary for facilities of this type (including customary materiality thresholds and exceptions (which materiality thresholds and exceptions shall take into account the Acquisition and prevailing market conditions) and grace periods), including, without limitation, the following: limitation on debt; limitation on liens; limitation on further negative pledges; limitation on investments and acquisitions; limitation on dividends, distributions, redemptions and repurchases of equity interests; limitation on mergers and asset sales (excluding, inter alia, the Acquisition); limitation on contingent obligations and guarantees; limitation on sale-leaseback transactions; limitation on prepayments, redemptions and purchases of subordinated and certain other debt (excluding, inter alia, in connection with the Acquisition); limitation on transactions with affiliates; limitation on dividend and other payment restrictions affecting subsidiaries; limitation on capital expenditures; limitation on changes in line of business, fiscal year and accounting practices; and limitation on speculative hedge transactions.

Financial Covenants:	Financial covenants to be limited to:

	—	Maintenance on a rolling four quarter basis of a Maximum Total Leverage Ratio (total funded debt/EBITDA) of not more than a level, and with step-downs, to be determined.

	—	Maintenance on a rolling four quarter basis of a Minimum Interest Coverage Ratio (EBITDA/

interest expense) of not less than a level, and with step-ups, to be determined.

Events of Default:	Usual and customary for facilities of this type (including customary materiality thresholds and exceptions (which materiality thresholds and exceptions shall take into account the Acquisition and prevailing market conditions) and grace periods), including, without limitation, the following: non- payment of obligations; breach of representation or warranty; non-performance of covenants and obligations; default on other material debt; change of control; bankruptcy or insolvency; impairment of security; ERISA; material judgments; actual or asserted invalidity or unenforceability of Senior Credit Documentation or liens securing obligations under the Senior Credit Documentation; material uninsured loss; termination or default under material contracts or licenses; and failure to constitute senior debt and designated senior debt.

Defaulting Lender Provisions, Yield Protection and Increased Costs:	Customary for facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, cash collateralization for Letters of Credit or Swingline Loans in the event any lender under the Revolving Credit Facility becomes a Defaulting Lender (as such term shall be defined in the Senior Credit Documentation), changes in capital adequacy and capital requirements or other requirements of law or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

Assignments and Participations:	Customary for facilities similar to the Credit Facilities.

Required Lenders:	On any date of determination, those Lenders who collectively hold more than 50% of the outstanding loans and unfunded commitment under the Credit Facilities, or if the Credit Facilities have been terminated, those Lenders (other than Defaulting Lenders (as hereinafter defined)) who collectively hold more than 50% of the aggregate outstandings (the “Required Lenders”).

Amendments and Waivers:	Amendments and waivers of the provisions of the Senior Credit Documentation will require the approval of the

Required Lenders, except that the consent of each Lender affected thereby will be required with respect to (a) increases in the commitment of such Lender, (b) reductions of principal, interest or fees payable to such Lender, (c) extensions of scheduled maturities or times for payment to such Lender, (d) changes in the voting percentages and (e) releases of all or substantially all of the value of the Collateral or Guarantees (other than in connection with transactions permitted pursuant to the Senior Credit Documentation).

In connection with any proposed amendment, modification, waiver or termination (a “Proposed Change”) requiring the consent of all Lenders or all affected Lenders, and the Required Lenders (or the requisite Lenders of the class of affected Lenders) shall have consented, if the consent to such Proposed Change of other Lenders whose consent is required is not obtained (any such Lender whose consent is not obtained being referred to as a “Non-Consenting Lender”), then the Company may, at its sole expense and effort, upon notice to such Non-Consenting Lender and the U.S. Administrative Agent, require such Non-Consenting Lender to assign and delegate, without recourse (in accordance with and subject to customary restrictions on assignment), all its interests, rights and obligations under the Senior Credit Documentation or with respect to the affected Senior Credit Facility to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that such Non- Consenting Lender shall have received payment of an amount equal to the outstanding principal of its loans, accrued interest thereon, accrued fees and all other amounts then due and owing to it at such time under the Senior Credit Documentation (or with respect to the affected Senior Credit Facility, as the case may be) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Company (in the case of all other amounts).

The Senior Credit Documentation shall contain customary provisions for replacing a Lender seeking indemnity for increased costs or grossed-up tax payments or failing to fund its commitments.

Indemnification:	Customary for facilities similar to the Credit Facilities.

Expenses:	Customary for facilities similar to the Credit Facilities.

Governing Law and Forum:	New York.

Waiver of Jury Trial and Punitive and Consequential Damages:	Customary for facilities similar to the Credit Facilities.

Counsel for the Arrangers:	Cahill Gordon & Reindel LLP.

SCHEDULE I TO ANNEX A

INTEREST AND FEES

Interest:	LIBOR Loans and Base Rate Loans. At the Company’s option, loans (other than Swing Line Loans and Canadian Dollar Loans) will bear interest based on the Base Rate or LIBOR, as described below:

A. Base Rate Option

Interest will be at the Base Rate plus the applicable Interest Margin (as described below). The “Base Rate” is defined as the highest of (a) the Federal Funds Rate, as published by the Federal Reserve Bank of New York plus 1/2 of 1%, (b) the prime commercial lending rate of the U.S. Administrative Agent, as established from time to time at its principal U.S. office (which such rate is an index or base rate and will not necessarily be its lowest or best rate charged to its customers or other banks) and (c) the one month LIBOR plus 1.00%, taking into account, solely with respect to the Term Loan B Facility, the LIBOR Floor (as defined below). Interest shall be payable quarterly in arrears and (i) with respect to Base Rate Loans based on the Federal Funds Rate or LIBOR, shall be calculated on the basis of the actual number of days elapsed in a year of 360 days and (ii) with respect to Base Rate loans based on the prime commercial lending rate of the U.S. Administrative Agent, shall be calculated on the basis of the actual number of days elapsed in a year of 365/366 days.

Base Rate borrowings will be made on same day notice and will be in minimum amounts.

A. LIBOR Option

Interest will be determined for periods (“Interest Periods”) of one, two, three or six months (or nine or twelve months if agreed to by all relevant Lenders) as selected by the Company and will be at an annual rate equal to the London Interbank Offered Rate (“LIBOR”) for the corresponding deposits of U.S. dollars plus the applicable Interest Margin. LIBOR will be determined by the U.S. Administrative Agent at the start of each Interest Period and will be fixed through such period. Interest will be paid at the end of each

Interest Period or, in the case of Interest Periods longer than three months, quarterly, and will be calculated on the basis of the actual number days elapsed in a year of 360 days. LIBOR will be adjusted for maximum statutory reserve requirements (if any) and, solely with respect to the Term Loan B Facility, in no event shall be less than 1.50% per annum (the “LIBOR Floor”).

LIBOR borrowings will be made on three business days’ prior notice and will be in minimum amounts.

Swingline loans will bear interest at the Base Rate plus the applicable Interest Margin.

Canadian Dollar Loans: At the option of the Canadian Borrower, any loan that is made to it under the Credit Facilities in (i) Canadian dollars shall bear interest at a rate equal to (a) the applicable discount rate for Canadian dollar bankers’ acceptances (“BAs” or “Bankers’ Acceptances”; references herein to “BAs” or “Bankers’ Acceptances” shall be deemed to include Canadian dollar equivalent advances made by non acceptance Lenders), plus a stamping fee equal to the Applicable Margin for LIBOR loans in effect at such time, (b) the Canadian Prime Rate (defined below) plus the Applicable Margin for Base Rate loans in effect at such time, and (ii) U.S. dollars will bear interest at a rate equal to (a) LIBOR plus the Applicable Margin in effect for LIBOR loans at such time, or (b) the U.S. Base Rate (defined below) plus the Applicable Margin in effect for Base Rate loans at such time.

“Canadian Prime Rate” shall mean a fluctuating rate of interest per annum which is equal to the greater of (x) the reference rate of interest (however designated) of the Canadian Loan Agent for determining interest chargeable by it on Canadian dollar commercial loans made in Canada at 10:00 a.m. on such day and (y) 0.50% above the annual rate for 30-day Canadian dollar bankers’ acceptances of Schedule I banks that appears on the Reuters Screen CDOR Page as of 10:00 a.m. on such day.

“U.S. Base Rate” shall mean a fluctuating rate of interest per annum which is equal to the greater of (x) the reference rate of interest (however designated) of the U.S. Administrative Agent for determining interest chargeable by it on U.S. dollar commercial loans made in the U.S. on such day and (y) 0.50% above the Federal Funds Rate on such day).

Default Interest:	Automatically upon the occurrence and during the continuance of any event of default all amounts due and payable with respect to any loan hereunder shall bear interest at a rate per annum of two percent (2%) in excess of the rate then applicable to such loan (including the applicable Interest Margin) and shall be payable on demand of the U.S. Administrative Agent.

Interest Margin:	(a) in the case of the Revolving Credit Facility, 2.25% for LIBOR Rate Loans and 1.25% for Base Rate Loans;

(b) in the case of the Term Loan A Facility, 2.25% for LIBOR Rate Loans and 1.25% for Base Rate Loans; and

(c) in the case of the Term Loan B Facility, 3.00% for LIBOR Rate Loans and 2.00% for Base Rate Loans;

provided that after the date on which the Company will have delivered financial statements for the first full fiscal quarter ending after the Closing Date, the Interest Margin with respect to the Revolving Credit Facility and the Term Loan A Facility will be determined in accordance with the applicable pricing grid to be agreed.

Commitment Fee:	A commitment fee (the “Revolving Commitment Fee”) will accrue on the unused amounts of the commitments under the Revolving Credit Facility. Swing Line Loans will, for purposes of the commitment fee calculations only, not be deemed to be a utilization of the Revolving Credit Facility. A Lender that is, and for so long as it is, a Defaulting Lender, shall not be entitled to receive a Commitment Fee in respect of its commitment under the Revolving Credit Facility and the amount of such Defaulting Lender’s commitment under the Revolving Credit Facility will be deducted from the aggregate commitments under the Revolving Credit Facility for purposes of calculating the Commitment Fee payable at any time by the Company.

Such Revolving Commitment Fee will initially be 0.35% per annum and after delivery of financial statements for the first full fiscal quarter ending after the Closing Date will be determined in accordance with a pricing grid to be agreed. All accrued Revolving Commitment Fees will be payable quarterly in arrears (calculated on a 360-day basis) for the account of the Lenders under the Revolving Credit Facility and will accrue from the Closing Date.

Letter of Credit Fees:	The Company will pay (a) the Issuing Bank, a fronting fee equal to 12.5 basis points per annum and (b) the Lenders under the Revolving Credit Facility, stand-by letter of credit participation fees equal to the Interest Margin for LIBOR Loans under the Revolving Credit Facility, in each case, on the undrawn amount of all outstanding letters of credit. In addition, the Company will pay the Issuing Bank customary issuance fees.

Other Fees:	The Arrangers, the U.S. Administrative Agent and the Canadian Loan Agent will receive such other fees as will have been agreed in a fee letter between them and the Company.

SCHEDULE II TO ANNEX A

“Reversion Event” shall mean any instance in which the Borrower’s corporate credit/family ratings as determined by Moody’s and S&P are as indicated on the chart below:

MOODY’S
		Baa3 (stable) or Higher	Baa3 (negative)	Ba1	Ba2 or Lower

S&P	BBB- (stable) or Higher	X	X	X	Reversion Event
	BBB- (negative)	X	X	Reversion Event	Reversion Event
	BB+	X	Reversion Event	Reversion Event	Reversion Event
	BB or Lower	Reversion Event	Reversion Event	Reversion Event	Reversion Event

ANNEX B

$3.700 BILLION SENIOR SECURED SENIOR CREDIT FACILITIES

CONDITIONS ANNEX

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter (including, where indicated, the Annexes thereto) to which this Annex is attached.

The initial funding of the Credit Facilities by the Bank Parties under the Commitment Letter is subject only to the satisfaction or waiver of the conditions precedent set forth in Section 2 of the Commitment Letter and each of the conditions precedent set forth below.

Conditions to Closing of Credit Facilities and Funding of the Credit Facilities on the Closing Date:

(a) The Acquisition will be consummated concurrently with the initial funding of the Credit Facilities in accordance with the terms and conditions of the Merger Agreement without any waiver or modification of any provision thereof or consent required thereunder unless approved by the Arrangers (such approval not to be unreasonably withheld, conditioned or delayed), other than any such waivers, modifications or consents as are not materially adverse to the interests of the Lenders.

(b) (i) The Senior Credit Documentation (as defined in Annex A) reflecting and consistent with the terms and conditions set forth in the Commitment Letter (including the Term Sheet), will have been executed and delivered; (ii) the Administrative Agent will have received such customary legal opinions (which such legal opinions shall expressly permit reliance by successors and assignees of the Administrative Agent and the applicable Lenders), documents, instruments and other items as are customary for transactions of this type, including (A) a customary certificate of the chief financial officer of the Company as to the solvency of the Loan Parties (taken as a whole) after giving effect to the Transactions and (B) with respect to the Credit Facilities, (1) all documents, instruments, registrations and filings required to perfect or evidence the U.S. Administrative Agent’s or Canadian Loan Agent’s, as applicable, first priority security interests in the applicable

Collateral (including those acquired on the Closing Date in connection with the Acquisition); (iii) all principal, interest and other amounts outstanding in connection with the existing debt of the Company and its subsidiaries and the Acquired Company and its subsidiaries, excluding the debt described on Schedule I attached to this Annex B to remain outstanding after the Closing Date and such other debt as the parties may mutually agree, shall have been paid in full and any liens securing such debt shall be released (or customary pay-off letters have been received or other customary arrangements have been made providing for the release of such liens on the Closing Date); and (iv) all fees and expenses due to the Lenders, the Administrative Agent and the Administrative Agent’s counsel in connection with the Transactions shall have been paid.

(c) The Arrangers will have received (i) copies of audited consolidated financial statements of the Acquired Company and its subsidiaries for the three fiscal years most recently ended for which audited financial statements are available (it being understood that the Arrangers have received audited consolidated financial statements of the Acquired Company and its subsidiaries for fiscal years 2007, 2008, and 2009), (ii) copies of interim unaudited condensed consolidated balance sheets, statements of operations and statements of cash flows of the Acquired Company and its subsidiaries for each quarterly period ended since the last audited financial statements for which financial statements are available, (iii) (x) copies of pro forma condensed consolidated balance sheet and statement of income for the Company and its subsidiaries for the periods for which such pro forma financial statements would be required pursuant to Regulation S-X under the Securities Act of 1933, as amended applicable to a registration statement under the Securities Act on Form S-1 (“Regulation S-X”) giving pro forma effect to the Transactions and (y) copies of pro forma condensed consolidated balance sheet and statement of income for the Company and its subsidiaries for the four-quarter period most recently ended prior to the Closing Date for which financial statements are available giving pro forma effect to the Transactions, which shall be derived from the financial statements delivered in clause (x) (in the case of clause (x), prepared in accordance with Regulation S-X, and all other rules and regulations of the SEC under such Securities Act other than with respect to which compliance is not customarily required in respect of information memorandums and offering documents for financings of this kind, and including such other adjustments as are reasonably acceptable to the Arrangers) (clauses (i), (ii) and (iii) collectively referred to as the “Required Financial Statements”) and (iv) unless previously provided, quarterly projections prepared by management of balance sheets, income statements and cash flow statements of the Company and its subsidiaries for the first fiscal year after the Closing Date.

(d) (i) With respect to the Acquired Company and its subsidiaries, (A) the representations and warranties made by the Acquired Company in the Merger Agreement that are material to the interests of the Agents, but only to the extent that the Company has the right to terminate its obligations under the Merger Agreement or to decline to consummate the Acquisition pursuant to the Merger Agreement, as a result of a breach of such representations and warranties in the Merger Agreement, and (B) the Specified Representations (defined below), shall in each case be true and correct in all material respects (except (1) to the extent that any such representation or warranty is qualified by materiality, in which case such representation and warranty shall be true and correct and (2) with respect to those representations and warranties applicable to the Acquired Company and its subsidiaries and described in the foregoing clause (i)(A), for such exceptions as have not had, and would not reasonably be expected to have, a Company Material Adverse Effect (as defined in the Merger Agreement) on the Acquired Company) and (ii) with respect to the Company and its subsidiaries (prior to giving effect to the Acquisition) the Specified Representations shall in each case be true and correct in all material respects (except to the extent that any such representation or warranty is qualified by materiality, in which case such representation and warranty shall be true and correct). For the purposes hereof, “Specified Representations” means the representations and warranties referred to in the Term Sheet relating to corporate status, corporate power and authority, due execution, delivery and enforceability of the Senior Credit Documentation, solvency of the Borrower and its subsidiaries on a consolidated basis after giving effect to the Transactions, Federal Reserve margin regulations, the

Investment Company Act and perfection of security interests required to be delivered on the Closing Date.

(e) As a condition to the availability of the Term Loan B Facility only, Company shall have engaged one or more investment banks satisfactory to the Arrangers, pursuant to an engagement letter dated the date hereof to sell or privately place debt securities to refinance or be issued in lieu of a portion of the Term Loan B Facility.

(f) The Arrangers shall have been afforded a period of at least 20 business days (excluding traditional blackout and holiday periods in the bank market) after the later to occur of (i) the date of the primary bank meeting for prospective Lenders and (ii) the delivery of the final confidential information memorandum (in form and substance reasonably satisfactory to the Arrangers) to be used in connection with the syndication, to seek to syndicate the Credit Facilities.

SCHEDULE I TO ANNEX B

Rock-Tenn Company Debt Instruments	12/31/10 Balance

1. Accounts Receivable Securitization Facility	$10.0 million
2. 2011 Senior Secured Notes	$154.7 million
3. 2013 Senior Secured Notes	$80.5 million
4. 2016 Senior Unsecured Notes	$300.0 million
5. Industrial Development Bonds	$17.4 million
6. Aircraft Loans	$11.6 million
7. Sonoco Innerpac Loan	$7.0 million
8. Miscellaneous	$0.3 million
9. Guaranteed Debt of unconsolidated entities	$4.4 million
(Total Debt of unconsolidated entities = $8.7 million)

Acquired Company Debt Instruments

1.	Other indebtedness, primarily capitalized leases, certain debt of foreign affiliates, and guarantees of third party contractors’ outstanding debt, in an aggregate amount less than $50.5 million. These will remain post-closing.

EXHIBIT G

March [__], 2011

Rock-Tenn Company

504 Thrasher Street

Norcross, GA 30071

Re:     Rock-Tenn/Smurfit-Stone Merger

Ladies and Gentlemen:

We have acted as counsel to Rock-Tenn Company, a Georgia corporation (“Parent”), in connection with the Agreement and Plan of Merger, dated as of January 23, 2011 (including the exhibits thereto, the “Merger Agreement”), by and among Parent, Sam Acquisition, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Smurfit-Stone Container Corporation, a Delaware corporation (the “Company”), pursuant to which the Company shall be merged with and into Merger Sub with Merger Sub surviving (the “Merger”) on the terms and conditions set forth therein. The time at which the Merger becomes effective is hereafter referred to as the “Effective Time.” This opinion is being delivered in connection with the filing of the registration statement on Form S-4 filed by Parent with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Registration Statement”), relating to the proposed Merger pursuant to the Merger Agreement and to which this opinion appears as an exhibit.

We have examined, and relied as to matters of fact upon, originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, agreements, documents and other instruments and made such other inquiries as we have deemed necessary or appropriate to enable us to render the opinion set forth below. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

In rendering such opinion, we have assumed, with your permission, that (i) the Merger will be effected in accordance with the Merger Agreement, (ii) the statements concerning the Merger set forth in the Merger Agreement and the Registration Statement are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, and (iii) any representations made in the Merger Agreement “to the knowledge of,” or based on the belief of Parent, Merger Sub and the Company or similarly qualified are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, in each case without such qualification. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations set forth in the Registration Statement or stated herein, it is our opinion that the discussion set forth in the Registration Statement under the caption “United States Federal Income Tax Consequences of the Merger,” insofar as such discussion summarizes matters of U.S. federal income tax law, is accurate in all material respects.

We express our opinion herein only as to those matters specifically set forth above and no opinion should be inferred as to the tax consequences of the Merger under any state, local or foreign law, or with respect to other areas of United States federal taxation. We do not express any opinion herein concerning any law other than the federal law of the United States.

We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement, and to the reference to our firm name therein.

Very truly yours,

EXHIBIT H

[date], 2011

Smurfit-Stone Container Corporation

222 N. LaSalle Street

Chicago, IL 60601

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”) of Rock-Tenn Company, a Georgia company (“Rock-Tenn”), including the joint proxy statement/prospectus forming a part thereof, relating to the proposed merger of Smurfit-Stone Container Corporation, a Delaware corporation, with and into SAM Acquisition, LLC, a Delaware limited liability company that is a direct, wholly owned subsidiary of Rock-Tenn.

We have participated in the preparation of the discussion set forth in the section entitled “UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” in the Registration Statement. In our opinion, such discussion of those consequences, insofar as it summarizes United States federal income tax law, and subject to the qualifications, exceptions, assumptions and limitations described therein, is accurate in all material respects.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,